Exhibit 99.2

EXECUTION VERSION

FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND

SECURITY AGREEMENT

THIS FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT, dated as of December 21, 2016 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Loan Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Loan Agreement referred to below (collectively, the “Lenders”) and (iv) CRYSTAL FINANCIAL LLC, in its capacity as administrative agent and collateral agent (the “Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agent are party to that certain Third Amended and Restated Term Loan and Security Agreement, dated as of November 21, 2014, as amended by that certain First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015, that certain Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015, and that certain Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of November 20, 2015 (the “Existing Loan Agreement”). The Existing Loan Agreement, as amended by this Amendment on the Fourth Amendment Effective Date, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Loan Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agent amend certain provisions of the Loan Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1.    Amendments to the Loan Agreement. As of the Fourth Amendment Effective Date, the Existing Loan Agreement (excluding all schedules and exhibits attached thereto, unless expressly amended pursuant to this Amendment) is hereby amended as set forth in Exhibit A attached hereto such that all of the newly inserted underscored provisions and any formatting changes attached hereto shall be deemed to be inserted and all stricken text shall be deemed to be deleted therefrom, in each case, as of the Fourth Amendment Effective Date. In addition, as of the Fourth Amendment Effective Date, Schedules 1.1(c) (Certain Store Closures), 2.3.1 (Existing Letters of Credit), 7.2.1 (Deposit Accounts), Schedule 7.2.3 (Credit Card Arrangements), 8.5.1 (Business Locations), 9.1.4 (Names, Capital Structure; Warrants; Etc.), 9.1.6(b) (Investments), 9.1.12 (Patents, Trademarks, Copyrights and Licenses), 9.1.19 (Material Contracts),

9.1.25 (Certain Transactions), 10.2.1 (Existing Debt), 10.2.2 (Existing Liens), 10.2.9(i) (Trademarks Licensed to Excluded Subsidiaries) and 14.3.1 (Notice Address) of the Existing Loan Agreement shall be replaced by the Schedules attached hereto as Annex I.

§2.    Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agent and the Lenders as of the date hereof as follows:

(a)    The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Loan Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b)    Each of this Amendment, the other Amendment Documents, the Loan Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c)    No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Loan Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d)    The representations and warranties contained in Section 9 of the Loan Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Loan Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e)    Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default. On the Fourth Amendment Effective Date, (i) no Loan Party owns any Real Estate, (ii) no US Loan Party owns any tangible property or assets located in Canada and (iii) the outstanding

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principal amount of the Montrovest Debt is $1,500,100 and the Montrovest Debt evidenced by the Convertible Debenture has been satisfied by the issuance of Class A Shares of the Canadian Borrower on August 27, 2013.

(f)    Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Loan Agreement, a breach of which shall constitute an Event of Default.

§3.    Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Agent and the Lenders:

(a)    This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Agent and each of the Lenders and shall be in full force and effect; and the Agent shall have received an affidavit of out of state delivery, in form and substance satisfactory to the Agent with respect thereto and the other Loan Documents.

(b)    The Agent shall have received a duly executed Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of the date hereof by and among the Loan Parties, the Revolving Lenders, the Revolving Agent and the Canadian Revolving Agent.

(c)    The Agent shall have received a duly executed Third Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agent as Term Loan Agent and Collateral Agent (each as defined in the Intercreditor Agreement), the Revolving Agent as Revolving Credit US Agent and Revolving Credit Canadian Agent (each as defined in the Intercreditor Agreement) and acknowledged by each Loan Party (the “Intercreditor Amendment”).

(d)    Agent shall be satisfied that the Security Documents shall be effective to create in favor of the Applicable Agent a legal, valid and enforceable first priority security interest in and Lien upon the Collateral (subject only to the first priority security interest and Lien in favor of the Revolving Agent or the Canadian Revolving Agent) and shall have received (i) evidence that all filings, recordings, deliveries of instruments and other actions necessary or desirable in the commercially reasonable opinion of the Agent to protect and preserve such security interests and Liens shall have been duly effected and remain in effect, (ii) UCC, PPSA and Lien searches (and the equivalent thereof in all applicable foreign jurisdictions) and other evidence reasonably satisfactory to the Agent that such Liens are the only Liens upon the Collateral, except Permitted Liens, (iii) evidence that the payment (or evidence of provision for payment) of all filing and recording fees and taxes due and payable in respect thereof has been made in form and substance reasonably satisfactory to the Agent.

(e)    The Borrowers shall have paid to Agent, for the account of the Lenders on a Pro Rata basis, (i) the Fourth Amendment Fee and (ii) the Fourth Amendment Tranche A Paydown (including, for the avoidance of doubt, any applicable Early Termination Fee).

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(f)    The Borrowers shall have paid all reasonable costs and expenses incurred by the Agent, including the fees and expenses of the Agent’s US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(g)    The Agent shall have received a certificate of a duly authorized officer of each Loan Party (with such certification to be in such Person’s capacity as an officer of such Loan Party and not in such Person’s individual capacity), certifying (i) that such Loan Party’s Organizational Documents have not been amended since November 21, 2014 or such later date that such Loan Party’s Organizational Documents were so certified and delivered to the Agent (or, to the extent that any such amendments have occurred since any such date, that attached copies of such Loan Party’s Organizational Documents are true and complete and in full force and effect, without amendment except as shown) and remain in full force and effect, (ii) that an attached copy of resolutions authorizing execution and delivery of this Amendment and the other Amendment Documents is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, and constitute all resolutions adopted with respect to the Amendment Documents, (iii) to the title, name and signature of each Person authorized to sign this Amendment and the other Amendment Documents, and (iv) that attached thereto are good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date. The Agent may conclusively rely on such certificate until it is otherwise notified by the applicable Loan Party in writing.

(h)    Each of the Lenders and the Agent shall have received favorable legal opinions addressed to the Lenders and the Agent, dated as of the Fourth Amendment Effective Date, in form and substance reasonably satisfactory to the Lenders and the Agent, from (i) Holland & Knight LLP, US counsel to the Borrowers and their Subsidiaries and (ii) Stikeman Elliott LLP, Canadian counsel to the Borrowers and their Subsidiaries.

(i)    The Agent shall have received a true and correct Borrowing Base Certificate (in the form of Exhibit E attached as Annex I to the Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement) setting forth the Revolver Excess Availability as of the Fourth Amendment Effective Date, after giving effect to the transactions contemplated hereby, and by the amendments to the Revolving Loan Documents.

(j)    The Agent shall have received a certificate of a duly authorized officer of each Borrower (with such certification to be in such Person’s capacity as an officer of such Borrower and not in such Person’s individual capacity), either (i) attaching copies of all consents, licenses and approvals required in connection with the execution, delivery and performance by each Loan Party and the validity against each Loan Party of the Amendment Documents to which it is a party, and such consents, licenses and approvals shall be in full force and effect, or (ii) stating that no such consents, licenses or approvals are so required.

(k)    The Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

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(i)    after giving effect to the transactions hereunder and under the Revolving Credit Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Loan Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii)    there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii)    no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(iv)    no Material Adverse Effect shall have occurred since March 26, 2016;

(v)    the Revolving Loan Documents shall be in full force and effect and no “default” or “event of default” shall have occurred and be continuing thereunder; and

(vi)    no “default” or “event of default” by a Loan Party shall have occurred and be continuing under any Material Contract.

(l)    Agent shall have received executed copies of any amendments or modifications to the Quebec Subordinated Debt Documents, the Rolex Documents, the Management Agreement, the Damiani Debt Documents and Montrovest Debt Documents since the Third Amendment Effective Date, or certifications that no changes to such documents have been made since the Third Amendment Effective Date, together with a statement of the current principal amount outstanding, current maturity date and any amortization payments due under all Subordinated Debt, certified by a Senior Officer of the Borrowers as complete and correct, which documents shall be in full force and effect and without amendment except as attached thereto, and those amendments required in connection with the Fourth Amendment.

(m)    The Agent shall have received such other items, documents, agreements, items or actions as the Agent may reasonably request in order to effectuate the transactions contemplated hereby.

(n)    No Default or Event of Default shall have occurred and be continuing.

§4.    Release. In order to induce the Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind

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against any Loan Party’s obligations, indebtedness or liabilities to the Agent or any Lender; and (c) each of the Agent and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Agent’s and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Agent or any Lender to any Loan Party, except the obligations to be performed by the Agent or any Lender on or after the date hereof as expressly stated in this Amendment, the Loan Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§5.    Post-Closing Obligations.

(a)    Within 60 days of the Fourth Amendment Effective Date, the Agent shall have received (i) a copy of the duly executed deed of hypothec in favor of the Canadian Revolving Agent, as hypothecary representative, granted by each Loan Party by notarial act en minute, together with evidence of registration and publication of same having been duly effected, (ii) Quebec Lien searches which confirm that such Liens are the only Liens upon the Collateral in the Province of Quebec, except Permitted Liens, (iii) all Lien Priority Agreements (to the extent not previously received) together with evidence of filing, registration and publication thereof necessary or desirable in the reasonable opinion of the Agent with respect to such Liens, and (iv) a favorable legal opinion addressed to the Lenders and the Agents, in form and substance reasonably satisfactory to the Lenders and the Agent, from Stikeman Elliott LLP, Canadian counsel to the Borrowers and their Subsidiaries with respect to the foregoing.

(b)    The Agent shall have received, within 30 days of their reasonable request, a duly executed certificate setting forth such information with respect to each Loan Party as would be set forth in an information certificate substantially in the form of Exhibit F to the Credit Agreement which has not been provided in the updated schedules to the Credit Agreement delivered on the Fourth Amendment Effective Date

§6.    Miscellaneous Provisions.

(a)    Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Agent and the Lenders under the Loan Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders and the Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the

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Lenders and the Agent, as applicable, under the Loan Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Loan Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Loan Agreement shall hereafter be read and construed together as a single document, and all references in the Loan Agreement, any other Loan Document or any agreement or instrument related to the Loan Agreement shall hereafter refer to the Loan Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b)    Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Loan Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Agent and Lenders incurred in connection with this Amendment.

(c)    Without limiting the incorporation or application of any other provisions of the Loan Agreement applicable to this Amendment, the following Sections of the Loan Agreement are expressly incorporated herein by reference and shall have the same force and effect as if fully set forth herein: 14.1, 14.2, 14.3, 14.6, 14.7, 14.8, 14.9, 14.10, 14.12, 14.13, 14.14, 14.15, 14.16, 14.19.

(d)    Each Lender acknowledges that it has received and reviewed the Intercreditor Amendment and has reviewed the Intercreditor Agreement, as amended thereby. Each Lender hereby irrevocably authorizes the Agent to enter into the Intercreditor Amendment and agrees to be bound by the provisions of the Intercreditor Agreement, as amended thereby. Notwithstanding any provision of Section 10.2.12(h) of the Loan Agreement to the contrary, each Lender acknowledges and consents to the payments of an aggregate principal amount of $506,367 of Damiani Debt in connection with the expiration and termination of the Damiani Distribution Agreement pursuant to the payment schedule set forth on the schedule of subordinated debt delivered pursuant to Section 3(l) of this Fourth Amendment, provided that no Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and
Corporate Secretary

[SIGNATURE PAGE TO FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN

AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer
CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)
By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President

[SIGNATURE PAGE TO FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN

AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CRYSTAL FINANCIAL LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN

AND SECURITY AGREEMENT]

LENDER:

CRYSTAL FINANCIAL SPV LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN

AND SECURITY AGREEMENT]

EXHIBIT A

Amendments to Existing Loan Agreement

Please see attached.

~~Cumulative Version through 3rd Amendment~~

~~Legend: Third Amendment~~

~~Second Amendment~~

~~First Amendment~~

~~THIS COMPOSITE, CONFORMED COPY OF THE TERM LOAN AND SECURITY AGREEMENT AND THE AMENDMENTS THERETO HAS BEEN PREPARED FOR THE CONVENIENCE OF THE PARTIES THERETO. REFERENCE SHOULD BE MADE TO THE ORIGINALLY EXECUTED TERM LOAN AND SECURITY AGREEMENT AND THE ORIGINALLY EXECUTED AMENDMENTS THERETO FOR THE DEFINITIVE PROVISIONS THEREOF. THIS IS NOT A LEGALLY BINDING DOCUMENT.~~

MAYOR’S JEWELERS, INC.,

as the US Borrower

BIRKS GROUP INC. – GROUPE BIRKS INC.,

as the Canadian Borrower

Collectively, the Borrowers

AND THEIR SUBSIDIARIES PARTY HERETO,

as Guarantors

THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

Dated as of November 21, 2014

CERTAIN FINANCIAL INSTITUTIONS,

as Lenders, and

CRYSTAL FINANCIAL LLC,

as Administrative Agent and Collateral Agent

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5.1.	General Payment Provisions	45

5.2.	Payment of Other Obligations	46

5.3.	Marshaling; Payments Set Aside	46

5.4.	Allocation of Payments.	46

5.5.	[Reserved.]	47

5.6.	Loan Account; Account Stated.	47

5.7.	Taxes.	48

5.8.	Withholding Tax Exemption	49

5.9.	Currency Matters	49

5.10.	Increased Costs	50

SECTION 6.	CONDITIONS PRECEDENT	50

6.1.	Conditions Precedent to Effectiveness of Agreement	50

6.2.	Condition Subsequent	53

6.3.	Limited Waiver of Conditions Precedent	53

SECTION 7.	COLLATERAL SECURITY AND GUARANTEES	53

7.1.	Grant of Security Interest	53

7.2.	Deposit Accounts; Cash Collateral; Credit Card Agreements.	54

7.3.	Lien on Real Estate.	55

7.4.	Other Collateral.	55

7.5.	No Assumption of Liability	56

7.6.	Further Assurances	56

7.7.	Guarantees by the Borrowers.	56

7.8.	Guarantees by the Subsidiaries	59

7.9.	Intercompany Debt Subordination Arrangements	59

SECTION 8.	COLLATERAL ADMINISTRATION	59

8.1.	Borrowing Base Certificates	59

8.2.	Account Verification	60

8.3.	Administration of Inventory.	60

8.4.	[Reserved].	60

8.5.	General Provisions.	60

8.6.	Power of Attorney	62

SECTION 9.	REPRESENTATIONS AND WARRANTIES	63

9.1.	General Representations and Warranties	63

SECTION 10.	COVENANTS AND CONTINUING AGREEMENTS	70

10.1.	Affirmative Covenants	70

10.2.	Negative Covenants	78

SECTION 11.	EVENTS OF DEFAULT; REMEDIES ON DEFAULT	90

11.1.	Events of Default	90

11.2.	Remedies upon Default	93

11.3.	License	94

11.4.	Setoff	94

11.5.	Remedies Cumulative; No Waiver.	94

11.6.	Judgment Currency	94

SECTION 12.	THE AGENTS	95

12.1.	Appointment, Authority and Duties of the Agents.	95

12.2.	Agreements Regarding Collateral and Field Examination Reports.	97

12.3.	Reliance by the Agents	98

12.4.	Action Upon Default	98

12.5.	Ratable Sharing	99

12.6.	Indemnification of the Agent Indemnitees.	99

12.7.	Limitation on Responsibilities of the Agents	99

12.8.	Successor Agent.	100

12.9.	Due Diligence and Non-Reliance	100

12.10.	Replacement of Certain Lenders	101

12.11.	Remittance of Payments and Collections.	101

12.12.	Crystal in its Individual Capacity	102

12.13.	Agent Titles	102

12.14.	No Third Party Beneficiaries	102

12.15.	Loan Documents; Intercreditor Agreement	102

SECTION 13.	BENEFIT OF AGREEMENT; ASSIGNMENTS AND PARTICIPATIONS	102

13.1.	Successors and Assigns Generally	102

13.2.	Assignments by Lenders	103

13.3.	[Reserved.]	104

13.4.	Register	104

13.5.	Participations.	104

13.6.	Limitations upon Participant Rights	104

13.7.	Certain Pledges	104

13.8.	Electronic Execution of Assignments	105

13.9.	Tax Treatment	105

13.10.	Representation of the Lenders	105

13.11.	Assignment by the Loan Parties	105

13.12.	Participant Register	105

SECTION 14.	MISCELLANEOUS	105

14.1.	Consents, Amendments and Waivers.	105

14.2.	Indemnity	107

14.3.	Notices and Communications.	108

14.4.	Performance of the Borrowers’ Obligations	108

14.5.	Credit Inquiries	109

14.6.	Severability	109

14.7.	Cumulative Effect; Conflict of Terms	109

14.8.	Counterparts; Facsimile and Electronic Signatures	109

14.9.	Entire Agreement	109

14.10.	Obligations of the Lenders	109

14.11.	Confidentiality; Press Releases.	109

14.12.	GOVERNING LAW	110

14.13.	Consent to Forum.	110

14.14.	Waivers by the Loan Parties	111

14.15.	Patriot Act Notice	111

14.16.	Survival of Representations and Warranties	111

14.17.	No Advisory or Fiduciary Responsibility	112

14.18.	Intercreditor Agreement	112

14.19.	Language	112

14.20.	Second Amended and Restated Loan Agreement and Loan Documents	112

14.21.	Transitional Arrangements	113

LIST OF EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Tranche A Term Note
Exhibit A-2	Form of U.S. Tranche B Term Note
Exhibit A-3	Form of Canadian Tranche B Term Note
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	[Reserved]
Exhibit D	Form of Compliance Certificate

Schedule 1.1(a)	Commitments of the Lenders
Schedule 1.1(b)	Excluded Subsidiaries
Schedule 7.1	Commercial Tort Claims
Schedule 7.2.1	Deposit Accounts
Schedule 7.2.3	Credit Card Arrangements
Schedule 8.3.3	Consignments
Schedule 8.5.1	Business Locations
Schedule 9.1.4	Names; Capital Structure; Warrants, Etc.
Schedule 9.1.5	Former Names and Companies
Schedule 9.1.6(a)	Real Estate
Schedule 9.1.6(b)	Investments
Schedule 9.1.8	Financial Statements
Schedule 9.1.12	Patents, Trademarks, Copyrights and Licenses
Schedule 9.1.15	Environmental Matters
Schedule 9.1.16	Burdensome Agreements
Schedule 9.1.17	Litigation
Schedule 9.1.19	Material Contracts
Schedule 9.1.20	Canadian Plans
Schedule 9.1.22	Labor Contracts
Schedule 9.1.25	Certain Transactions
Schedule 10.2.1	Existing Debt
Schedule 10.2.2	Existing Liens
Schedule 10.2.7	Restrictions on Subsidiary Distributions (Contractual Obligations)
Schedule 10.2.9(i)	Trademarks Licensed to Excluded Subsidiaries

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THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

THIS THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT (THIS “AGREEMENT”) IS ENTERED INTO AS OF NOVEMBER 21, 2014, AMONG MAYOR’S JEWELERS INC., A DELAWARE CORPORATION (THE “US BORROWER” OR “MAYOR’S”), BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), A CANADIAN CORPORATION (THE “CANADIAN BORROWER” OR “BIRKS” AND, TOGETHER WITH THE US BORROWER, COLLECTIVELY, THE “BORROWERS” AND EACH INDIVIDUALLY, A “BORROWER”), EACH SUBSIDIARY OF THE BORROWERS FROM TIME TO TIME PARTY HERETO AS A GUARANTOR, EACH LENDER FROM TIME TO TIME PARTY HERETO (COLLECTIVELY, THE “LENDERS” AND EACH INDIVIDUALLY, A “LENDER”) AND CRYSTAL FINANCIAL LLC, AS ADMINISTRATIVE AGENT AND COLLATERAL AGENT (IN ITS INDIVIDUAL CAPACITY, “CRYSTAL” OR THE “AGENT”).

WHEREAS, the Canadian Borrower f/k/a Birks & Mayors Inc., the US Borrower, the Guarantors, certain of the Lenders and ~~GB Credit Partners, LLC f/k/a GB Merchant Partners, LLC, as~~ Administrative Agent and Co-Collateral Agent ~~have~~ entered into a Term Loan and Security Agreement dated as of December 17, 2008 (the “Initial Loan Agreement”) ~~pursuant to which such Lenders have made a secured term loan to the Borrowers in the original principal amount of $13,000,000; and~~

~~WHEREAS, the Initial Loan Agreement~~, which was amended and restated ~~pursuant to an Amended and Restated Term Loan and Security Agreement dated~~ as of June 8, 2011 (the ~~Initial Loan Agreement, as so amended and as amended by the First Amendment to Amended and Restated Term Loan and Security Agreement dated as of August 24, 2012 and in effect, the “2011 Loan Agreement”) pursuant to which such Lenders increased the principal amount of the secured term loan to the Borrowers to $18,000,000; and~~

~~WHEREAS, GB Credit Partners, LLC f/k/a GB Merchant Partners has resigned as Administrative Agent and as Co-Collateral Agent and Pathlight Capital, LLC has been appointed Administrative Agent and Collateral Agent in its stead; and~~

~~WHEREAS, GB Credit Partners, LLC f/k/a GB Merchant Partners has assigned all of its rights as Lender under the Existing Credit Agreement and the other Loan Documents to Pathlight Capital, LLC;~~

~~WHEREAS, the 2011 Loan Agreement was amended and restated pursuant to a Second Amended and Restated Term Loan and Security Agreement dated as of August 22, 2013, which Second Amended and Restated Term Loan and Security Agreement was amended by the first amendment to second amended and restated term loan and security agreement dated as of June 10, 2014 and the consent and second amendment to second amended and restated term loan and security agreement dated as of July 25, 2014 (collectively, the “Second Amended and Restated Loan Agreement”);~~ “2011 Loan Agreement”) and further amended and restated as of August 22, 2013 (the “Second Amended and Restated Loan Agreement); and

~~WHEREAS, Pathlight Capital, LLC has resigned as Administrative Agent and as Co-Collateral Agent and Wells Fargo Credit, Inc. has resigned as Co-Collateral Agent and Documentation Agent and Crystal Financial LLC has been appointed Administrative Agent and Collateral Agent in their stead; and~~

~~WHEREAS, Pathlight Capital, LLC and Wells Fargo Credit, Inc. have assigned all of their rights as Lenders under the Second Amended and Restated Loan Agreement and the other Loan Documents to Crystal Financial LLC;~~

WHEREAS, the Borrowers and the Guarantors have requested that the ~~new~~ Lenders amend and restate the Second Amended and Restated Loan Agreement, and such Lenders are willing to do so upon the terms, and subject to the conditions, set forth herein.

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth in this Agreement, and for good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree that the Second Amended and Restated Loan Agreement shall be amended and restated in its entirety to read as follows:

SECTION 1.    DEFINITIONS; RULES OF CONSTRUCTION

1.1.    Definitions. As used herein, the following terms have the meanings set forth below:

Account – as defined in the UCC or the PPSA, as applicable, including all rights to payment for goods sold or leased, or for services rendered.

Account Debtor – as defined in the UCC, and including a Person who is obligated under an Account, Chattel Paper or General Intangible.

Additional Subordinated Debt – such secured Debt incurred by any Loan Party pursuant to Section 10.2.1(l) that is expressly subordinated to the Full Payment of the Obligations on terms and conditions and pursuant to a Subordination Agreement in form, scope and substance satisfactory to the Agents.

Additional Subordinated Debt Documents – all documents, instruments and agreements executed in connection with any Additional Subordinated Debt, any such documents, instruments and agreements being in form, scope and substance satisfactory to the Agents.

Adjusted LIBOR – for any applicable Interest Period, with respect to any portion of the Term Loan, the rate per annum quoted as the one month “Libor Rate” by the Wall Street Journal two (2) Business Days prior to the first day of the applicable Interest Period.

Administrative Agent – Crystal Financial LLC, in its capacity as administrative agent for the Lenders and as collateral agent for the Secured Parties regarding all matters concerning Collateral of the Loan Parties, or any successor Administrative Agent.

Affiliate – with respect to any Person, another Person (a) who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person; (b) who beneficially owns 10% or more of the voting securities or any class of Capital Stock of such first Person; (c) at least 10% of whose voting securities or any class of Capital Stock is beneficially owned, directly or indirectly, by such first Person; or (d) who is an officer, director, partner or managing member of such first Person. “Control” means the possession, directly or indirectly, of the power to direct or cause direction of the management and policies of a Person, whether through ownership of Capital Stock, by contract or otherwise.

Agent Monitoring Fee – as defined in Section 3.2.3.

Agent Indemnitees – the Agents and their respective officers, directors, employees, Affiliates, branches, agents, advisors and attorneys.

Agent Professionals – attorneys, accountants, appraisers, auditors, business valuation experts, environmental engineers or consultants, turnaround consultants, and other professionals and experts retained by the Administrative Agent.

Agents – collectively, the Administrative Agent and the Collateral Agent, and each individually an “Agent”.

Anti-Terrorism Laws – any laws relating to terrorism or money laundering, including the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

Applicable Law – all laws, rules, regulations and governmental guidelines and orders applicable to the Person, conduct, transaction, agreement or matter in question, including all applicable statutory law, common law and equitable principles, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities.

Applicable Pension Legislation – at any time, any pension or retirement benefits legislation (be it national, federal, provincial, territorial, foreign or otherwise) then applicable to the Borrowers or any of their Subsidiaries.

Applicable Premium Trigger Event – (i) any prepayment by any Loan Party of all, or any part, of the principal balance of any Term Loan for any reason (including, but not limited to, any optional prepayment or mandatory prepayment, and distribution in respect thereof, and any refinancing thereof), whether in whole or in part, and whether before or after (x) the occurrence of an Event of Default, or (y) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations~~; provided, that any payment required to be made pursuant to Section 5.2.2 shall not constitute an Applicable Premium Trigger Event~~; (ii) the acceleration of the Obligations for any reason, including, but not limited to, acceleration in accordance with Section 11.2, including as a result of the commencement of an Insolvency Proceeding; (iii) the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to the Agent, for the account of the Lenders in full or partial satisfaction of the Obligations; or (iv) the termination of this Agreement for any reason.

For purposes of the definition of the term Early Termination Fee, if an Applicable Premium Trigger Event occurs under clause (ii), (iii) or (iv), the entire outstanding principal amount of the Term Loan shall be deemed to have been prepaid on the date on which such Applicable Premium Trigger Event occurs.

Appraised A/R Liquidation Value – as defined in the Revolving Credit Agreement.

Appraised Inventory Liquidation Value – as defined in the Revolving Credit Agreement.

Approved Fund – any Person (other than a natural person) that is engaged in making, holding or investing in extensions of credit in its ordinary course of business and is administered or managed by a Lender, an entity that administers or manages a Lender, or an Affiliate of either.

Assignee Group – two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

Assignment and Assumption Agreement – an assignment and assumption agreement between a Lender and Eligible Assignee, substantially in the form of Exhibit B hereto.

Availability Block – as of any date of determination (A) during calendar months of October through and including June of any given Fiscal Year, the greater of (i) ~~thirteen~~eleven and one half percent (~~13.5~~11.5%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (a) the Availability Block, (b) the Montrovest LC to the extent the Montrovest LC Event has not occurred, and (c) clause (a)(v) of the definition of Term Loan Borrowing Capacity), and (ii) $~~11,000,000.~~10,000,000 and (B) during the calendar months of July through and including September of any Fiscal Year, the greater of ten percent (10.0%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (a) the Availability Block, (b) the Montrovest LC to the extent the Montrovest LC Event has not occurred, and (c) clause (a)(v) of the definition of Term Loan Borrowing Capacity), and (ii) $10,000,000.

Availability Reserves – as defined in the Revolving Credit Agreement.

Bank of America – Bank of America, N.A., a national banking association

Bankruptcy Code – Title 11 of the United States Code.

Birks US – Henry Birks & Sons U.S., Inc., a Delaware corporation, which effective as of July 31, 2009 changed its name to Cash, Gold & Silver USA, Inc.

BME IPCO – BME IPCO, Inc., a Delaware corporation, constituted as a joint venture in which, prior to November 17, 2016, the Canadian Borrower ~~owns~~owned 50% of the issued and outstanding Capital Stock of BME IPCO and Esty Grossman, an individual, ~~owns~~owned the remaining 50% of the issued and outstanding Capital Stock of BME IPCO.

BME IPCO Distribution Agreement – that certain Jewellery Design and Distribution Agreement entered into in Montreal, Quebec, Canada on August 31, 2006, between Esty Grossman, an individual, the Canadian Borrower and BME IPCO, as in effect on November 9, 2006, a copy of which is on file with the Administrative Agent.

Board of Governors – the Board of Governors of the Federal Reserve System.

Borrower and Borrowers – as defined in the preamble hereto.

Borrower Agent – as defined in Section 4.4.

Borrowing Base Certificate – as defined in the Revolving Credit Agreement.

Business Day – any day excluding (a) Saturday, Sunday and any other day on which banks are permitted to be closed under the laws of the Commonwealth of Massachusetts, (b) any day on which banks do not conduct dealings in Dollar deposits on the London interbank market, and (c) any other day on which banks are permitted or required to be closed in Toronto, Ontario, Canada or in Montréal, Québec, Canada.

Canadian Borrower – as defined in the preamble hereto.

Canadian Concentration Accounts – special concentration accounts established by the Canadian Borrower with the Canadian Revolving Agent, subject to the control of the Control Agent.

Canadian Debtor Relief Laws – means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, arrangement, receivership, insolvency, reorganization, dissolution or similar debtor relief laws of Canada.

Canadian Dollars or Cdn. $ – the lawful currency of Canada.

Canadian Guarantors – all Subsidiaries of the Borrowers that have executed a Guaranty and are organized under the laws of Canada or any province or territory thereof, and, with respect to the Term Loan made to the US Borrower, the Canadian Borrower.

Canadian Loan Parties – collectively, the Canadian Borrower and the Canadian Guarantors.

Canadian Plan – any pension or other employee benefit plan and which is: (a) a plan maintained by any Canadian Loan Party or any Subsidiary of a Canadian Loan Party; (b) a plan to which any Canadian Loan Party or any Subsidiary of a Canadian Loan Party contributes or is required to contribute; (c) a plan to which any Canadian Loan Party or any Subsidiary of a Canadian Loan Party was required to make contributions at any time during the five (5) calendar years preceding the date of this Agreement; or (d) any other plan with respect to which any Canadian Loan Party or any Subsidiary or Affiliate of a Canadian Loan Party has incurred or may incur liability, including contingent liability either to such plan or to any Person, administration or Governmental Authority, including the FSCO.

Canadian Revolving Agent – the “Canadian Agent”, as defined in the Revolving Credit Agreement.

Canadian Security Documents – the General Security Agreement and the Quebec Security Documents, together with all security agreements, deeds of hypothec, pledge agreements or other collateral security agreements, instruments or documents (including Lien Waivers, Lien Priority Agreements and estoppel letters) entered into or to be entered into by any Loan Party pursuant to which such Loan Party grants or perfects a security interest in its assets to the Administrative Agent, including, without limitation PPSA and UCC financing statements and certified statements issued by the Québec Register of Personal and Movable Real Rights, required to be executed or delivered pursuant to any Canadian Security Document.

Capital Adequacy Regulation – any law, rule, regulation, guideline, request or directive of any central bank or other Governmental Authority, whether or not having the force of law, regarding capital adequacy of a bank or any Person controlling a bank.

Capital Assets – fixed assets, both tangible (such as land, buildings, fixtures, machinery and equipment) and intangible (such as patents, copyrights, trademarks, franchises and goodwill); provided that Capital Assets shall not include any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with GAAP.

~~Capital Block – as of any date of calculation after December 20, 2014, an amount equal to $12,500,000 minus the Seasonal Block, provided however, that such Capital Block shall be removed if the following conditions are satisfied: (i) Borrowers have delivered the required financial reporting statements for the period ending December 31, 2014 which demonstrates that the Loan Parties are in compliance with the financial covenant set forth in Section 10.2.27 and (ii) there are no Events of Default continuing on the date the financial reporting statements contemplated in paragraph (i) are delivered to the Agents and the Lenders.~~

Capital Expenditures – amounts paid or Debt incurred by the Borrowers or any of their Subsidiaries in connection with (i) the purchase or lease by the Borrowers or any of their Subsidiaries of Capital Assets that would be required to be capitalized and shown on the balance sheet of such Person in accordance with GAAP or (ii) the lease of any assets by the Borrowers or any of their Subsidiaries as lessee under any synthetic lease to the extent that such assets would have been Capital Assets had the synthetic lease been treated for accounting purposes as a Capital Lease.

Capital Lease – any lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

Capital Stock – (a) in the case of a corporation, corporate stock; (b) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

Cash Collateral – cash, and any interest or other income earned thereon, that is delivered to the Administrative Agent to Cash Collateralize any Obligations.

Cash Collateral Account – a demand deposit, money market or other account established by the Administrative Agent at such financial institution as the Administrative Agent may select in its discretion, which account shall be subject to the Administrative Agent’s perfected Liens for the benefit of the Secured Parties.

Cash Collateralize – the delivery of cash to the Administrative Agent, as security for the payment of Obligations, in an amount equal to, with respect to any inchoate, contingent or other Obligations, the Administrative Agent’s good faith estimate of the amount due or to become due, including all fees and other amounts relating to such Obligations. “Cash Collateralization” has a correlative meaning.

Cash Equivalents – (a) marketable obligations issued or unconditionally guaranteed by, and backed by the full faith and credit of, the United States government or issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within 12 months of the date of acquisition; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within 12 months after such date and having, at the time of acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (c) certificates of deposit, time deposits and bankers’ acceptances maturing within 12 months of the date of acquisition, and overnight bank deposits, in each case which are issued by a commercial bank organized under (i) the laws of the United States or any state or district thereof or (ii) the laws of Canada or any province or territory thereof, in each case, rated A-1 (or better) by S&P or P-1 (or better) by Moody’s at the time of acquisition; (d) repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b) and (c) entered into with any bank meeting the qualifications specified in clause (c); (e) commercial paper rated A-1 (or better) by S&P or P-1 (or better) by Moody’s, and maturing within twelve months of the date of acquisition; and (f) shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody’s or S&P.

CERCLA – the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

CGS Canada – Cash, Gold & Silver Inc. – Or et Argent, Comptant Inc., a corporation incorporated under the laws of Canada.

Change in Law – means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking

Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

Change of Control – at any time, the occurrence of one or more of the following events: (i) Birks shall cease to own directly or indirectly (A) at least fifty-one percent (51%) of the issued and outstanding Voting Stock of Mayor’s or (B) all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its other Subsidiaries (other than Subsidiaries of Mayor’s, as to which clause (iii) below shall govern), (ii) Montrovest B.V. and Mangrove Holding SA, collectively, shall cease to own directly or indirectly at least fifty-one percent (51%) of the votes attaching to the Voting Stock of Birks, (iii) Mayor’s shall cease to own directly or indirectly all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its Subsidiaries or (iv) a “Change of Control” shall have occurred under the Revolving Credit Agreement.

Chattel Paper – as defined in the UCC or the PPSA, as applicable.

Civil Code of Québec – the Civil Code of Québec as in effect from time to time.

Claims – as defined in Section 14.2.

Code – the Internal Revenue Code of 1986.

Collateral – all Property described in Section 7.1, all Property described in any Security Document as security for any Obligations, and all other Property that now or hereafter secures (or is intended to secure) any Obligations.

Collateral Agent – Crystal Financial LLC in its capacity as Collateral Agent, or any successor Collateral Agent.

Collateral Value Report – as defined in Section 10.1.1(b).

Combined Loan Cap – the sum of the “Commitments” (as defined in the Revolving Credit Agreement) plus the Total Outstandings.

Combined Total Outstandings – the sum of (i) the “Total Revolver Outstandings” (as defined in the Revolving Credit Agreement) plus (ii) the Total Outstandings.

Commercial Tort Claim – as defined in the UCC.

Commitment Fee – as defined in Section 3.2.2.

Commitments – as to each Lender, the amount set forth opposite such Lender’s name on Schedule 1.1(a), representing such Lender’s obligation, upon and subject to the terms and conditions of this Agreement (including the applicable provisions of Section 13), to make its share of the Term Loan.

Compliance Certificate – a certificate, substantially in the form of Exhibit D hereto or such other form approved by the Agents, by which the Borrowers certify, among other things, the absence of Defaults or Events of Default or, to the extent either exist, describing the nature of such Default or Event of Default and the Borrowers’ plan to address such Default or Event of Default.

Concentration Accounts – collectively, the US Concentration Account and the Canadian Concentration Accounts.

Consolidated or consolidated – with reference to any term defined herein, shall mean that term as applied to the accounts of the Borrowers and their Subsidiaries, consolidated in accordance with GAAP.

Consolidated EBITDA – with respect to any fiscal period, an amount equal to the sum of (a) Consolidated Net Income of the Borrowers and their Subsidiaries for such fiscal period, plus (b) in each case to the extent deducted in the calculation of such Persons’ Consolidated Net Income and without duplication, (i) depreciation and amortization for such period, plus (ii) income tax expense for such period, plus (iii) Consolidated Total Interest Expense paid or accrued during such period, plus (iv) other non-cash charges for such period, plus (v) extraordinary one-time charges related to severance and recruitment, relocation, temporary position redundancy, restructuring, the Tamarac lease termination, training and associated travel, as well as related consulting and legal fees and costs (the “Permitted Extraordinary Addbacks”), in amounts not to exceed the amounts set forth in the table below for the applicable periods, all as determined in accordance with GAAP.

Applicable Period	Permitted Extraordinary Addback
9-month period ending December 31, 2014	$1,917,000
10-month period ending January 31, 2015	$2,719,400
11-month period ending February 28, 2015	$3,012,000
12-month period ending March 31, 2015	$4,631,000
12-month period ending April 30, 2015	$4,393,000
12-month period ending May 31, 2015	$3,843,000
12-month period ending June 30, 2015	$4,559,000
12-month period ending July 31, 2015	$4,440,000
12-month period ending August 31, 2015	$4,240,000

Applicable Period	Permitted Extraordinary Addback
12-month period ending September 30, 2015	$3,817,000
12-month period ending October 31, 2015	$3,780,000
12-month period ending November 30, 2015	$3,732,000
12-month period ending December 31, 2015	$3,695,000
12-month period ending January 31, 2016	$3,125,000
12-month period ending February 28, 2016	$2,904,000
12-month period ending March 31, 2016	$1,285,000
12-month period ending April 30, 2016	$1,285,000
12-month period ending May 31, 2016	$1,285,000
12-month period ending June 30, 2016	$304,000
12-month period ending July 31, 2016	$304,000
12-month period ending August 31, 2016	$304,000
12-month period ending September 30, 2016	$304,000
12-month period ending October 31, 2016	$304,000

Applicable Period	Permitted Extraordinary Addback
12-month period ending November 30, 2016	$304,000
12-month period ending December 31, 2016	$304,000
12-month period ending January 31, 2017 and each 12-month period ending thereafter	$0

Consolidated Fixed Charges – for any period of the Borrowers and their Subsidiaries, determined on a Consolidated basis, without duplication, the sum of (a) Consolidated Total Interest Expense accrued during such period, plus (b) all payments of principal made or required to be made with respect to Debt (other than (i) Revolving Loan Debt to the extent such payments do not permanently reduce the “Commitments” (as defined in the Revolving Credit Agreement), and (ii) Management Debt to the extent such payments constitute an expense in the calculation of Consolidated Net Income) during such period, plus (c) to the extent not constituting Debt, all Restricted Junior Payments made or required to be made in cash during such period.

Consolidated Net Income (or Deficit) – the consolidated net income (or deficit) of the Borrowers and their Subsidiaries, after deduction of all expenses, Taxes, and other proper charges, determined in accordance with GAAP, after eliminating therefrom all extraordinary non-recurring items of income.

Consolidated Total Interest Expense – for any period, the aggregate amount of interest required to be paid or accrued by the Borrowers and their Subsidiaries during such period on all Debt of the Borrowers and their Subsidiaries outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of any Capital Lease or any synthetic lease, and including commitment fees, agency fees, amendment fees, facility fees, balance deficiency fees and similar fees or expenses in connection with the borrowing of money, but excluding amortization of closing fees and expenses, fees and expenses relating to collateral examinations and appraisals and normal ordinary course account maintenance fees.

Contingent Obligation – any obligation of a Person arising from a guaranty, indemnity or other assurance of payment or performance of any Debt, lease, dividend or other obligation (“primary obligations”) of another obligor (“primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person under any (a) guaranty, endorsement, co-making or sale with recourse of an obligation of a primary obligor; (b) obligation to make take-or-pay or similar payments regardless of nonperformance by any other party to an agreement; and (c) arrangement (i) to purchase any primary obligation or security therefor, (ii) to supply funds for the purchase or payment of any primary obligation, (iii) to maintain or assure working capital, equity capital, net worth or solvency of the primary obligor, (iv) to purchase Property or services for the purpose of assuring the ability of the primary obligor to perform a primary obligation, or (v) otherwise to assure or hold harmless the holder of any primary obligation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be the stated or determinable amount of the primary obligation (or, if less, the maximum amount for which such Person may be liable under the instrument evidencing the Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto.

Contractual Obligation – as applied to any Person, any provision of any security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

Control Agent – as defined in the Intercreditor Agreement.

Cost – as defined in the Revolving Credit Agreement.

Credit Card Agreement – as defined in Section 6.1(p).

CWA – the Clean Water Act (33 U.S.C. §§ 1251 et seq.).

Damiani – Damiani International B.V. and its Affiliates.

Damiani Debt – all Debt owing to Damiani and its Affiliates under the Damiani Debt Documents (including, without limitation, Debt relating to consigned property delivered by Damiani to a Loan Party) and permitted pursuant to Section 10.2.1.

Damiani Debt Documents – collectively, (i) the Damiani Distribution Agreement, (ii) the Damiani Security Agreements and (iii) any other security agreement or other agreement, document or instrument entered into by and among the Loan Parties and Damiani (for itself and on behalf of its Affiliates) in connection with the Damiani Distribution Agreement and/or the Damiani Security Agreements, provided that any such other security agreement, other agreement, document or instrument shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agents.

Damiani Distribution Agreement – that certain Distribution Agreement dated as of September 26, 2009, by and among the Borrowers (for themselves and on behalf of the other Loan Parties) and Damiani (for itself and on behalf of its Affiliates), as amended by the renewed and amended Distribution Agreement dated as of October 3, 2014.

Damiani Security Agreements – collectively, (i) the Security Agreement (U.S. Form – Blanket Lien on Assets) dated as of October 29, 2009 by and among the US Borrower and certain of its Subsidiaries and Damiani (for itself and on behalf of its Affiliates), and (ii) the General Security Agreement and Hypothec dated as of October 29, 2009 by and between the Canadian Borrower and Damiani (for itself and on behalf of its Affiliates).

Damiani Subordination Agreement – the Subordination Agreement dated as of October 29, 2009, by and among the Loan Parties, Damiani (for itself and on behalf of its Affiliates), the Administrative Agent, the Revolving Agent and the Canadian Revolving Agent, as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of the Agents.

Debt – as applied to any Person, without duplication, whether or not included as indebtedness or liabilities in accordance with GAAP (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments whether or not representing obligations for borrowed money; (b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; (c) net obligations of such Person under any Hedging Agreement; (d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business that are not more than 90 days past due);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; (f) Capital Leases and synthetic lease obligations; (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interest in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and (h) all Contingent Obligations of such Person in respect of any of the foregoing. For all purposes hereof, (i) the Debt of any Person shall include the Debt of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Debt is expressly made non-recourse to such Person, and (ii) the Damiani Debt constitutes Debt hereunder. The amount of any net obligation under any Hedging Agreement on any date shall be deemed to be the Hedge Termination Value thereof as of such date.

Default – (a) an Event of Default or (b) any event or condition that, with the lapse of time or giving of notice, would constitute an Event of Default.

Default Rate – for any Obligation (including, to the extent permitted by law, interest not paid when due), 3.50 % plus the interest rate otherwise applicable thereto.

Defaulting Lender – as defined in Section 4.2.

Deposit Account – as defined in the UCC. The term “Deposit Account” shall include, for the avoidance of doubt, any Concentration Account and any Dominion Account.

Deposit Account Bank – any financial institution selected or approved by the Administrative Agent in its sole discretion exercised reasonably.

Deposit Account Control Agreement – a letter agreement, in form and substance reasonably acceptable to the Administrative Agent, executed by the relevant Loan Party, the “Applicable Agent” (as defined in the Revolving Credit Agreement), the Administrative Agent, the relevant Deposit Account Bank and any other party thereto (if any).

Document – as defined in the UCC.

Dollar Equivalent – of any amount means, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount and (b) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as determined by the Administrative Agent using the published spot rate as quoted by Bank of America or its branches or Affiliates to customers generally as its noon spot rate at which such currency is offered on such day for Dollars.

Dollars or $ – lawful money of the United States.

Domestic Subsidiary – any Subsidiary that is organized under the laws of any political subdivision of the United States.

Dominion Account – a Deposit Account subject to a Deposit Account Control Agreement.

Early Termination Fee – (i) during the period of time from and after the ~~Second~~Fourth Amendment Effective Date up to (but not including) the date that is the first anniversary of the ~~Second~~Fourth Amendment Effective Date, an amount equal to ~~4.0%~~three (3.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; (ii) during the period of time from and after the first anniversary of the ~~Second~~Fourth Amendment Effective Date up to (but not including) the date that is the second anniversary of the ~~Second~~Fourth Amendment Effective Date, an amount equal to two percent (2.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; (iii) during the period of time from and after the second anniversary of the ~~Second~~Fourth Amendment Effective Date up to (but not including) the date that is the third anniversary of the ~~Second~~Fourth Amendment Effective Date, an amount equal to one percent (1.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders and (iv) from and after the third anniversary of the ~~Second~~Fourth Amendment Effective Date, zero.

Eligible Assignee – a Person that is (a) a Lender, an Affiliate of a Lender or Approved Fund; and (b) any other financial institution or any other Person having assets in excess of $250,000,000.00 and approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include (i) any Loan Party or any Affiliate or Subsidiary of any Loan Party, or (ii) a natural person.

Eligible Inventory – as defined in the Revolving Credit Agreement

Eligible Inventory Category – as defined in the Revolving Credit Agreement.

Eligible Major Credit Card Receivables – as defined in the Revolving Credit Agreement.

Eligible Private Label and Corporate Accounts – as defined in the Revolving Credit Agreement.

Employee Benefit Plan – any employee benefit plan within the meaning of §3(3) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate, other than a Guaranteed Pension Plan or a Multiemployer Plan.

Enforcement Action – any rightful action to enforce any Obligations or Loan Documents or to realize upon any Collateral (whether by judicial action, self-help, notification of Account Debtors, exercise of setoff or recoupment, or otherwise).

Environmental Agreement – each agreement of the Loan Parties with respect to any Real Estate subject to a Mortgage, pursuant to which the Loan Parties agree to indemnify and hold harmless the Agents and the Lenders from liability under any Environmental Laws, except for liability caused by any actions of the Agents or the Lenders which are in violation of the Environmental Laws.

Environmental Laws – all Applicable Laws (including all programs, permits and guidance promulgated by regulatory agencies), relating to public health (but excluding occupational safety and health, to the extent regulated by OSHA) or the protection or pollution of the environment, including CERCLA, RCRA, CWA, the Canadian Environmental Protection Act, 1999, the Environment Quality Act (Quebec) and the Conservation Authorities Act (Ontario).

Environmental Notice – a notice (whether written or oral) from any Governmental Authority or other Person of any possible noncompliance with, investigation of a possible violation of, litigation relating to, or potential fine or liability under any Environmental Law, or with respect to any Environmental Release, environmental pollution or hazardous materials, including any complaint, summons, citation, order, claim, demand or request for correction, remediation or otherwise.

Environmental Release – a release as defined in CERCLA or under any other Environmental Law.

Equipment – as defined in the UCC or the PPSA, as applicable, including all machinery, apparatus, equipment, fittings, furniture, fixtures, motor vehicles and other tangible personal Property (other than Inventory), and all parts, accessories and special tools therefor, and accessions thereto and, in any event, including all such Person’s machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

ERISA – the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time.

ERISA Affiliate – any Person which is treated as a single employer with the Borrowers under §414(b), (c), (m) and (o) of the Code.

ERISA Reportable Event – a reportable event with respect to a Guaranteed Pension Plan within the meaning of §4043 of ERISA and the regulations promulgated thereunder

EU Bail-In Legislation Schedule – the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

Event of Default – as defined in Section 11.

Excluded Subsidiaries – the Persons listed on Schedule 1.1(b) hereto. For purposes of this Agreement, the Excluded Subsidiaries shall be deemed to be Affiliates of the Loan Parties

Excluded Taxes – any of the following taxes imposed on or with respect to the Administrative Agent or any Lender or required to be withheld or deducted from a payment to the Administrative Agent or any Lender, (a) taxes, levies, imposts, deductions, charges or withholdings, including interest, penalties or additions thereto, and all related liabilities, imposed on or measured by net income or net profits of the relevant Lender or Agent, capital taxes, or franchise taxes imposed pursuant to the laws of Canada (including any province or territory thereof), the United States of America or by the jurisdiction under the laws of which the Lender or Agent is organized, in which such person is resident for tax purposes, or in which the principal office or applicable lending office of such Lender or such Agent is located or in which it is otherwise deemed to be engaged in a trade or business for tax purposes (other than as a result of such Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any transaction pursuant to, or enforced any Loan Document, or sold or assigned an interest in any Obligation or Loan Document) or any subdivision thereof or therein, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any jurisdiction on any lender or on any Agent, (c) any U.S. federal withholding tax imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in the Term Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Term Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 3.11) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 5.8, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office and (d) any U.S. federal withholding tax imposed under FATCA.

Exempt Deposit Accounts – a depository account maintained by any of the Borrowers, the only contents of which may be transfers from its operating account and actually used solely (a) for petty cash purposes; or (b) for payroll, payroll Taxes and deductions and other employee wages and benefit payments to or for the benefit of the Borrowers’ salaried and hourly employees.

Extraordinary Expenses – all reasonable costs, expenses or advances that any Agent or any Lender may incur, whether prior to or during an Insolvency Proceeding of a Loan Party, including those relating to (a) any audit, inspection, repossession, storage, repair, appraisal, insurance, manufacture, preparation or advertising for sale, sale, collection, or other preservation of or realization upon any Collateral; (b) any action, arbitration or other proceeding (whether instituted by or against any Agent, any Lender, any Loan Party, any representative of creditors of a Loan Party or any other Person) in any way relating to any Collateral (including the validity, perfection, priority or avoidability of the Administrative Agent’s Liens with respect to any Collateral), Loan Documents or Obligations, including any lender liability or other Claims; (c) the exercise, protection or enforcement of any rights or remedies of any Agent or any Lender in, or the monitoring of, any Insolvency Proceeding; (d) settlement or satisfaction of any taxes, charges or Liens with respect to any Collateral; (e) any Enforcement Action; (f) negotiation and documentation of any amendment, modification, waiver, workout, restructuring or forbearance with respect to any Loan Documents or Obligations; or (g) Protective Advances. Such costs, expenses and advances include transfer fees, taxes, storage fees, insurance costs, permit fees, utility reservation and standby fees, legal fees, appraisal fees, brokers’ fees and commissions, auctioneers’ fees and commissions, accountants’ fees, environmental study fees, wages and salaries paid to employees of any Loan Party or independent contractors in liquidating any Collateral, and travel expenses.

FATCA – Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof

First Amendment – the First Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of March 19, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.

First Amendment Effective Date – March 19, 2015.

Fiscal Quarter – each of the three month periods ending on the last Saturday of each of March, June, September and December of any year.

Fiscal Year – the twelve month period ending on the last Saturday of March of any year.

Fixed Charge Coverage Ratio – as at any date of determination, the ratio of (a) Consolidated EBITDA for the period of four consecutive Fiscal Quarters ending on such date, minus payments made in cash during such period in respect of Capital Expenditures incurred during such period or any previous period (other than that portion of such Capital Expenditures financed by lenders other than the Revolving Lenders), minus income taxes paid in cash with respect to such period to (b) Consolidated Fixed Charges for such period.

Fixtures – as such term is defined in the UCC, now owned or hereafter acquired by any Loan Party located at a parcel of Real Estate subject to a Mortgage.

FLSA – the Fair Labor Standards Act of 1938 and An Act Respecting Labour Standards (Quebec).

Foreign Lender – with respect to the US Borrower, a Lender to such Borrower that is organized under the laws of a jurisdiction other than a state of the United States or the District of Columbia.

Fourth Amendment – the Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of December 21, 2016 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.

Fourth Amendment Effective Date – December 21, 2016.

Fourth Amendment Fee – as defined in Section 3.2.4.

Fourth Amendment Tranche A Paydown – means, a voluntary prepayment by the Borrowers of the Tranche A Term Loans in an aggregate principal amount equal to $5,000,000 on the Fourth Amendment Effective Date.

FSCO – the Financial Services Commission of Ontario and any Person succeeding to the functions thereof and includes the Superintendent under such statute and any other Governmental Authority empowered or created by the Supplemental Pension Plans Act (Québec) or the Pension Benefits Act (Ontario) or any Governmental Authority of any other Canadian jurisdiction exercising similar functions in respect of any Canadian Plan of any Loan Party or any Subsidiary or Affiliate of a Loan Party and any Governmental Authority succeeding to the functions thereof.

Full Payment – with respect to any Obligations, (a) the full and indefeasible cash payment thereof, including any interest, fees, expenses and other charges accruing during an Insolvency Proceeding (whether or not allowed in the proceeding); (b) if such Obligations are inchoate or contingent in nature, Cash Collateralization thereof; and (c) a release of any Claims of the Loan Parties against the Agents and the Lenders arising on or before the payment date.

GAAP – generally accepted accounting principles in the United States in effect from time to time.

General Intangibles – as defined in the UCC, and “Intangibles”, as defined in the PPSA, as applicable, in each case including choses in action, causes of action, company or other business records, inventions, blueprints, designs, patents, patent applications, trademarks, trademark applications, trade names, trade secrets, service marks, goodwill, brand names, copyrights, registrations, licenses, franchises, customer lists, permits, tax refund claims, computer programs, operational manuals, internet addresses and domain names, insurance refunds and premium rebates, all rights to indemnification, and all other intangible Property of any kind.

General Security Agreement – the General Security Agreement by each Canadian Loan Party in favor of the Administrative Agent, for the benefit of the Secured Parties.

Goods – as defined in the UCC or the PPSA, as applicable.

Governmental Approvals – all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and required reports to, all Governmental Authorities.

Governmental Authority – any federal, state, provincial, territorial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, or other entity or officer exercising executive, legislative, judicial, regulatory or administrative functions for or pertaining to any government or court, in each case whether associated with the United States, a state, district or territory thereof, Canada, a province or territory thereof, or a foreign entity or government.

Guaranteed Obligations – as defined in Section 7.7.1(a).

Guaranteed Pension Plan – any employee pension benefit plan within the meaning of §3(2) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate the benefits of which are guaranteed on termination in full or in part by the PBGC pursuant to Title IV of ERISA, other than a Multiemployer Plan.

Guarantors – each Borrower as set forth in Section 7.7 and each Subsidiary of a Borrower that has executed a Guaranty.

Guaranty – collectively, each guaranty of all or any portion of the Obligations executed by a Guarantor.

Hedge Bank – means any Person that, at the time it enters into a Hedging Agreement permitted under Section 10, is a Lender or an Affiliate or branch of a Lender, in its capacity as a party to such Hedging Agreement.

Hedge Termination Value – means, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements (which may include a Lender or any Affiliate or branch of a Lender).

Hedging Agreement – means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

Indemnified Taxes – (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

Indemnitees – the Agent Indemnitees and the Lender Indemnitees.

Initial Loan Agreement – as defined in the recitals hereto.

Insolvency Proceeding – any case or proceeding commenced by or against a Person under any state, provincial, territorial, federal or foreign law for, or any agreement of such Person to, (a) the entry of an order for relief under the Bankruptcy Code, any Canadian Debtor Relief Law, or any other insolvency, debtor relief or debt adjustment law; (b) the appointment of a receiver, interim receiver, trustee, liquidator, administrator, conservator, monitor or other custodian for such Person or any part of its Property; or (c) an assignment or trust mortgage for the benefit of creditors.

Instrument – as defined in the UCC or the PPSA, as applicable.

Intellectual Property – all intellectual and similar Property of a Person, including inventions, designs, patents, patent applications, copyrights, trademarks, service marks, trade names, trade secrets, confidential or proprietary information, customer lists, know-how, software and databases; all embodiments or fixations thereof and all related documentation, registrations and franchises; all books and records describing or used in connection with the foregoing; and all licenses or other rights to use any of the foregoing.

Intellectual Property Claim – any claim or assertion (whether in writing, by suit or otherwise) that any Loan Party’s or any Subsidiary’s ownership, use, marketing, sale or distribution of any Inventory, Equipment, Intellectual Property or other Property violates another Person’s Intellectual Property.

Intercompany Debt – unsecured Debt of any Loan Party owing to another Loan Party; provided that (i) all such Debt shall be evidenced by promissory notes and all such notes shall be subject to a Lien in favor of the Administrative Agent pursuant to the Security Documents, (ii) all such Debt shall be unsecured and subordinated in right of payment to the Full Payment of the Obligations pursuant to the terms of the applicable promissory notes or an intercompany subordination agreement that in each such case, is satisfactory to the Agents, and (iii) any payment by any such Loan Party to any other Loan Party under any guaranty of the Obligations or otherwise shall result in a pro tanto reduction of the amount of any Debt owed by such Loan Party to such other Loan Party for whose benefit such payment is made; provided, further, that under no circumstances shall any Debt owing by CGS Canada to any other Loan Party constitute Intercompany Debt hereunder.

Intercreditor Agreement – the Second Amended and Restated Intercreditor Agreement dated as of November 21, 2014, by and among the Administrative Agent, the Collateral Agent, the Revolving Agent and the Canadian Revolving Agent, and acknowledged by each Loan Party, as it may be amended, supplemented or otherwise modified from time to time.

Interest Payment Date – the first (1st) day of each month commencing on the first day of the month immediately following the Third Amendment Effective Date and continuing thereafter until the Maturity Date.

Interest Period – the one (1) month period immediately preceding the Interest Payment Date relating thereto.

Inventory – as defined in the UCC or the PPSA, as applicable, including all goods intended for sale, lease, display or demonstration; all work in process; and all raw materials, and other materials and supplies of any kind that are or could be used in connection with the manufacture, printing, packing, shipping, advertising, sale, lease or furnishing of such goods, or otherwise used or consumed in such Person’s business (but excluding Equipment).

Investment – any (a) acquisition of all or substantially all assets of, or any line of business or division of, a Person; (b) acquisition of record or beneficial ownership of any Capital Stock of a Person; (c) loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees Debt of such other Person, or (d) other investment in a Person.

Investment Property – as defined in the UCC or the PPSA, as applicable.

ITA – the Income Tax Act (Canada), as the same may be amended from time to time, and any regulation promulgated thereunder.

Joint Venture – a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided that in no event shall any Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.

LC Event of Default – means (a) the liquidation of a substantial portion of the Collateral has occurred, (b) any action by any Loan Party or any of their respective officers, directors, employees, affiliates, parent companies, agents or representatives has impeded the exercise of remedies of the Administrative Agent after an Event of Default or has impaired the value of the Collateral, (c) any information contained in any Borrowing Base Certificate was untrue or incorrect in any material respect when made, (d) any Loan Party has failed to comply with Section 7.2 (“Deposit Accounts; Cash Collateral; Credit Card Agreements”) hereof, (e) an Event of Default (and for the avoidance of doubt, other than pursuant to Section 7.2, Section 11.1(b)(i) (solely as it relates to a Borrowing Base Certificate), Section 11.1(j) hereof) has existed for a period of four (4) months; (f) an Event of Default pursuant to Section 11.1(j) hereof has occurred; (g) a proceeding or case under the Bankruptcy Code or any Canadian Debtor Relief

Law has been commenced by or against any Loan Party, (h) a Montrovest LC Event has occurred, ~~(h~~or (i) the Montrovest LC Issuer fails to maintain a credit rating of at least “A-” by S&P or “A3” by Moody’s, or (i) the occurrence of any other “LC Event of Default” as defined in the Revolving Credit Agreement.

Lender Indemnitees – the Lenders and their officers, directors, employees, Affiliates, branches, agents, advisors and attorneys.

Lenders – as defined in the preamble to this Agreement, including any other Person who hereafter becomes a “Lender” pursuant to the terms hereof. For the purposes of the Other Agreements and the Security Documents, “Lenders” means and is deemed to include the Secured Parties.

Letter-of-Credit Right – as defined in the UCC.

License – any license or agreement under which a Loan Party is authorized to use Intellectual Property in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of Property or any other conduct of its business.

Licensor – any Person from whom a Loan Party obtains the right to use any Intellectual Property.

Lien – any Person’s interest in Property securing an obligation owed to, or a claim by, such Person, whether such interest is based on common law, statute or contract, including liens, security interests, pledges, hypothecations, prior claims, rights of retention, statutory trusts, deemed trusts, reservations, exceptions, encroachments, easements, servitudes, rights-of-way, covenants, conditions, restrictions, leases, leasings, conditional sales and other title exceptions and encumbrances affecting Property.

Lien Priority Agreement – an agreement, in form and substance reasonably satisfactory to the Administrative Agent, in respect of any Collateral located in the province of Québec, Canada on premises owned by a Person that is not a Loan Party (the “Owner”), to which Owner a Loan Party has granted a hypothec, which agreement shall provide, without limitation, that such Owner waives or subordinates or cedes priority of preference and rank in any Lien it may have on any part of the Collateral in favor of the Administrative Agent.

Lien Waiver – an agreement, in form and substance reasonably satisfactory to the Administrative Agent, by which (a) for any Collateral located on a leased or mortgaged premises, the lessor or mortgagee waives or subordinates any Lien it may have on the Collateral, and agrees to permit the Administrative Agent to gain access to and enter upon the premises and remove the Collateral or to use the premises to store or dispose of the Collateral; (b) for any Collateral held by a warehouseman, processor, shipper, customs broker or freight forwarder, such Person waives or subordinates any Lien it may have on the Collateral, agrees to hold any Documents in its possession relating to the Collateral as agent for the Administrative Agent, agrees to permit the Administrative Agent to gain access to and enter upon the premises and remove the Collateral or to use the premises to store or dispose of the Collateral and/or agrees to deliver the Collateral to the Administrative Agent upon request; (c) for any Collateral held by a repairman, mechanic or bailee, such Person acknowledges the Administrative Agent’s Lien, waives or subordinates any Lien it may have on the Collateral, and agrees to deliver the Collateral to the Administrative Agent upon request; and (d) for any Collateral subject to a Licensor’s Intellectual Property rights, the Licensor grants to the Administrative Agent the right, vis-à-vis such Licensor, to enforce the Administrative Agent’s Liens with respect to the Collateral, including the right to dispose of it with the benefit of the Intellectual Property, whether or not a default exists under any applicable License, in each case, to the extent permitted by Applicable Law.

Loan Account – the loan account established by each Lender on its books pursuant to Section 5.7.

Loan Documents – this Agreement, the Other Agreements and the Security Documents.

Loan Party – each Borrower and each Guarantor.

Loan to Value Reserve – as defined in the Revolving Credit Agreement.

Management Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, and (ii) on and after the Third Amendment to 3rd A&R Effective Date, that certain Management Consulting Services Agreement, dated as of November 20, 2015, between the Canadian Borrower and Gestofi S.A., in each case, as such agreement may be amended from time to time in accordance with the terms hereof and the Management Subordination Agreement.

Management Debt – collectively, all obligations (including, without limitation, retainer fees and indemnification expenses) of the Borrowers to Montrovest B.V. and/or Gestofi S.A. pursuant to the Management Agreement.

Management Subordination Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Subordination Agreement dated as of the Closing Date among the Canadian Borrower, Montrovest B.V., the Agent, the Revolving Agent and the Canadian Revolving Agent, as amended by the First Amendment to Amended and Restated Management Subordinated Agreement dated as of June 10, 2014, as amended by the Second Amendment to Amended and Restated Management Subordination Agreement dated as of March 19, 2015 (the “Montrovest Management Subordination Agreement”), and (ii) on and after the Third Amendment to 3rd A&R Effective Date, that certain Management Subordination Agreement, dated as of the Third Amendment to 3rd A&R Effective Date, among the Canadian Borrower, Gestofi S.A., the Agent, the Revolving Agent and the Canadian Revolving Agent, in each case, as the same may hereafter be further amended, restated, supplemented or otherwise modified with the consent of the Agent.

Margin Stock – as defined in Regulation U of the Board of Governors.

Material Adverse Effect – the effect of any event or circumstance that, taken alone or in conjunction with other events or circumstances, has or could be reasonably expected to have a material adverse effect on: (a) the business, operations, liabilities (actual or contingent), Properties, or condition (financial or otherwise) of the Loan Parties considered as a whole, or the value of the Collateral, taken as a whole, the enforceability of any Loan Documents, or on the validity or priority of the Administrative Agent’s Liens on any Collateral; (b) the ability of the Loan Parties taken as a whole to perform any obligations under the Loan Documents, including repayment of any Obligations; (c) the rights and remedies of the Agents or the Lenders under the Loan Documents or the ability of any Agent or any Lender to enforce or collect the Obligations or to realize upon the Collateral or (d) the legality, validity, binding effect or enforceability of any Loan Document against any Loan Parties which is a party to such Loan Document.

Material Contract – any agreement or arrangement to which any Loan Party or any of its Subsidiaries is party (other than the Loan Documents) (a) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect, or (b) that relates to Debt in an aggregate amount of the Dollar Equivalent of $2,500,000 or more. Notwithstanding anything to the contrary contained in this Agreement, the term “Material Contract” shall include, for all purposes, each of the following: (i) the Revolving Loan Documents (and any refinancings, renewals or extensions thereof), (ii) the Quebec Subordinated Debt Documents, (iii) the Rolex USA Documents and the Rolex Canada Documents, (iv) the Montrovest Debt Documents, (v) the Damiani Debt Documents, and (vi) any Additional Subordinated Debt Documents.

Maturity Date – ~~August 22, 2018.~~May 21, 2021.

Mayor’s Florida – Mayor’s Jewelers of Florida, Inc. (f/k/a Mayor’s Jewelers, Inc.), a Florida corporation.

Montrovest Debt – all Debt owing to Montrovest B.V. under the Montrovest Debt Documents and permitted pursuant to Sections 10.2.1(j) and 10.2.1(l).

Montrovest Debt Documents – collectively, (i) Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V.~~, (iii) the Subscription Agreement dated on or about August 12, 2013 by and between the Canadian Borrower and Montrovest B.V., (iv) the Convertible Debenture to be dated on or about August 16, 2013 in the principal sum of $4,800,000 executed and delivered by the Canadian Borrower in favor of Montrovest B.V., and (v~~ and (iii) any other loan agreement entered into by and between the Canadian Borrower and Montrovest B.V.; provided that any such other loan agreement shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agent and the Required Lenders. For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement, with the exception of $175,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC, as well as a $12,500 fee payable to Gestofi S.A. and Montrovest B.V.’s reasonable and documented out-of-pocket legal and other banking expenses and fees in connection with the issuance and maintenance of the Montrovest LC (or in order to reimburse Montrovest B.V. to the extent it has paid any of such amounts), provided that the relevant expenses or fees and reimbursements do not exceed $150,000 in any Fiscal Year.

Montrovest LC – the irrevocable standby letter of credit (No. WALI-A06158-1MON), provided by, and duly executed and delivered by, the Montrovest LC Issuer in the amount of $5,000,000, for the benefit of the Revolving Credit Agents (subject to the Intercreditor Agreement), dated as of June 6, 2014, in form and substance and on terms satisfactory to the Administrative Agent (including, without limitation, a provision permitting the Agents to draw such Montrovest LC on the occurrence of an LC Event of Default) as may be amended, restated, supplemented or otherwise modified with the consent of the Administrative Agent and the Revolving Agents or pursuant to a Voluntary Montrovest LC Reduction.

Montrovest LC Effective Advance Rate – 100%.

Montrovest LC Event – at any time: (a) the Montrovest LC is disaffirmed, disclaimed, repudiated, rejected, cancelled or otherwise terminated, in whole or in part, or the validity of, the Montrovest LC is challenged; (b) the Montrovest LC fails or ceases to be in full force and effect; (c) the Montrovest LC fails to remain legal, valid, binding and enforceable in accordance with its terms; (d) the failure of the Montrovest LC Issuer to renew the Montrovest LC at least sixty (60) days prior to its expiry; (e) the Montrovest LC fails to remain irrevocable; (f) the Montrovest LC is amended or modified without the consent of Administrative Agent; or (g) the imposition of any Lien on the Montrovest LC; provided that a Montrovest LC Event shall not occur as a result of a Voluntary Montrovest LC Reduction.

Montrovest LC Issuer – UBS AG, Stamford Branch.

Montrovest Subordination Agreement – collectively, (i) Section 5.6 of the Montrovest Debt Documents referred to in clauses (i) and (ii) of the definition of “Montrovest Debt Documents”~~,~~ and (ii) the Amended and Restated Postponement and Subordination Agreement, dated as of June 8, 2011, among the Canadian Borrower, Montrovest B.V., GB Merchant Partners, LLC and the Revolving Canadian Agent, as amended by the First Amendment to Amended and Restated Postponement and Subordination Agreement dated as of June 10, 2014, ~~and (iii) Section 3.1 of the Montrovest Debt Document referred to in clause (iv) of the definition of Montrovest Debt Documents,~~ in each case as hereafter amended, restated, supplemented or otherwise modified with the consent of the Agents.

Moody’s – Moody’s Investors Service, Inc., and its successors.

Mortgage – each mortgage, deed of trust, deed of hypothec, or deed to secure debt pursuant to which a Loan Party grants to the Administrative Agent, for the benefit of the Secured Parties, Liens upon the Real Estate interests (fee, leasehold or otherwise) then held by any Loan Party, as security for the Obligations.

Multiemployer Plan – any multiemployer plan within the meaning of §3(37) of ERISA maintained or contributed to by the Borrowers or any ERISA Affiliate and subject to Title IV of ERISA.

Non-Canadian Loan Party – any Loan Party that is not a Canadian Loan Party.

Notes – each promissory note executed by a Borrower to evidence any Obligations, including each such promissory note in the form of Exhibit A-1, Exhibit A-2 and Exhibit A-3.

Obligations – all (a) principal of and premium, if any, on the Term Loan, (b) interest, expenses, fees and other sums payable by the Loan Parties under the Loan Documents (including the Early Termination Fee), (c) obligations of the Loan Parties under any indemnity for Claims, (d) Extraordinary Expenses, and (f) other Debts, obligations and liabilities of any kind owing by the Loan Parties pursuant to the Loan Documents, in each case, whether now existing or hereafter arising, whether evidenced by a note or other writing, whether or not allowed in any Insolvency Proceeding, whether arising from a loan, guaranty, indemnification or otherwise, and whether direct or indirect, absolute or contingent, due or to become due, primary or secondary, or joint or several.

OFAC – The Office of Foreign Assets Control of the U.S. Department of the Treasury.

Ordinary Course of Business – the ordinary course of business of the Borrowers, the Guarantors or any of their Subsidiaries, consistent with past practices and undertaken in good faith.

Organizational Documents – with respect to any Person, its charter, certificate or articles of incorporation, bylaws, articles of organization, limited liability agreement, operating agreement, members agreement, shareholders agreement, partnership agreement, certificate of partnership, certificate of formation, voting trust agreement, or similar agreement or instrument governing the formation, organization or operation of such Person.

~~Original Tranche B U.S. Term Loan – as defined in Section 2.1.1.~~

OSHA – the Occupational Safety and Hazard Act of 1970.

Other Agreements – the Intercreditor Agreement, and each Note, Subordination Agreement, Related Real Estate Document, Borrowing Base Certificate, Compliance Certificate, Montrovest LC, financial statement or report delivered hereunder, together with each other document, instrument or agreement (other than this Agreement or a Security Document) now or hereafter delivered by a Loan Party or other Person to any Agent or any Lender in connection with any transactions relating hereto.

Other Taxes – all present or future stamp, or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

Participant – as defined in Section 13.5.

Patriot Act – the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001).

Patent Security Agreement – the Patent Collateral Assignment and Security Agreement among the Loan Parties and the Administrative Agent.

Payment Intangible – as defined in the UCC.

Payment Item – cash and each check, draft, credit card slip, receipt, note, instrument and any other item of payment payable to a Borrower, including those constituting proceeds of any Collateral.

PBGC – the Pension Benefit Guaranty Corporation created by Section 4002 of ERISA and any successor entity or entities having similar responsibilities.

Pension Funding Rules – the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Guaranteed Pension Plans and set forth in, with respect to plan years ending prior to the effective date as to such Guaranteed Pension Plan of the Pension Protection Act of 2006, §412 of the Code and §302 of ERISA each as in effect prior to the Pension Protection Act of 2006 and, thereafter, §412 and §430 of the Code and §302 and §303 of ERISA.

Permitted Lien – as defined in Section 10.2.2.

Permitted Store Closings – the closing of (i) five (5) retail locations of the Loan Parties in the aggregate in any calendar year, and (ii) five (5) temporary retail locations, to the extent opened by the Loan Parties and closed within six (6) months of such opening, in the aggregate in any calendar year.

Person – any individual, corporation, limited or unlimited liability company, partnership, joint venture, joint stock company, land trust, business trust, unincorporated organization, Governmental Authority or other entity.

PPSA – the Personal Property Security Act (Ontario) (or any successor statute) or similar legislation of any other Canadian jurisdiction, including, without limitation, the Civil Code of Québec, the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, opposability, enforceability, validity or effect of security interests or hypothecs.

Private Label Accounts – Accounts due on the Borrowers’ private label credit card programs.

Properly Contested – with respect to any obligation of any Loan Party, (a) the obligation is subject to a bona fide dispute regarding amount or such Loan Party’s liability to pay; (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued; (c) appropriate reserves have been established in accordance with GAAP; (d); no Lien is imposed on assets of such Loan Party, unless bonded and stayed to the satisfaction of the Agents; and (f) if the obligation results from entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review.

Property – any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

Pro Rata – with respect to any Lender, (i) with respect to the portion of the Term Loan made to the Canadian Borrower, a percentage (expressed as a decimal, rounded to the fourth decimal place) determined by dividing the amount of such Lender’s share of such portion of the Term Loan then outstanding by the Total Outstandings with respect to such portion of the Term Loan, (ii) with respect to the portion of the Term Loan made to the US Borrower, a percentage (expressed as a decimal, rounded to the fourth decimal place) determined by dividing the amount of such Lender’s share of such portion of the Term Loan then outstanding by the Total Outstandings with respect to such portion of the Term Loan, and (iii) with respect to the Term Loan, a percentage (expressed as a decimal, rounded to the fourth decimal place) determined by dividing the amount of such Lender’s share of the Term Loan then outstanding by the Total Outstandings.

Protective Advance – as defined in Section 2.1.4.

Quebec Subordinated Debt – collectively, (i) all Debt owing to Investissement Québec (successor in interest to La Financière du Québec by virtue of decree 315-2004) under the Quebec Subordinated Debt Documents in the original aggregate maximum principal amount of Cdn. $19,900,000, of which a balance in the aggregate principal amount not to exceed Cdn. $~~11,375,000~~6,876,591 remains outstanding as of the ~~Third~~Fourth Amendment Effective Date, and subject to the Quebec Subordination Agreements and (ii) all other Debt owing to Investissement Québec under the Quebec Subordinated Debt Documents or otherwise, in each case, which Debt shall be expressly subordinate to Full Payment of the Obligations pursuant to the Quebec Subordination Agreements.

Quebec Subordinated Debt Documents – collectively, (i) that certain Offre de Prêt (Loan Offer) from Investissement Québec to the Canadian Borrower on October 6, 2008, in respect of a term loan in the original maximum principal amount of Cdn. $2,900,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreements, (ii) that certain Offre de Prêt (Loan Offer) from Investissement Québec to the Canadian Borrower on February 20, 2009, in respect of a term loan in the original maximum principal amount of Cdn. $10,000,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreements, (iii) that certain Offre de Prêt (Loan Offer) from Investissement Québec to the Canadian Borrower on August 30, 2013, in respect of a term loan in the original maximum principal amount of Cdn. $5,000,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreements, (iv) that certain Offre de Prêt (Loan Offer) from Investissement Québec to the Canadian Borrower on July 25, 2014, in respect of a term loan in the original maximum principal amount of Cdn. $2,000,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreements and (v) all other agreements, documents and instruments evidencing all or any portion of the Quebec Subordinated Debt, and subject at all times to the Quebec Subordination Agreements.

Quebec Security Documents – a deed of hypothec and issue of debentures charging the universality of all present and future movable property of the grantor thereunder, a debenture and a pledge of debenture agreement as contemplated by Section 12.1.1(c) executed and delivered by any Loan Party.

Quebec Subordination Agreements – collectively, (i) that certain Cession de Rang (Subordination) dated as of March 5, 2009, by Investissement Québec in favor of each of the Administrative Agent and the Revolving Agent, (ii) that certain Subordination and Postponement Agreement dated as of February 19, 2009, by and among Investissement Québec, the Canadian Revolving Agent, the Revolving Agent, the Administrative Agent and the Canadian Borrower, and (iii) any other subordination agreement entered into by Investissement Québec in favor of each of the Administrative Agent and the Revolving Agent in form and substance acceptable to the Administrative Agent, in each case as may hereafter be amended, restated, supplemented or otherwise modified with the consent of the Agents.

RCRA – the Resource Conservation and Recovery Act (42 U.S.C. §§ 6991-6991i).

Real Estate – all right, title and interest (whether as owner, lessor or lessee) in any real or immovable Property or any buildings, structures, parking areas or other improvements thereon.

Register – as defined in Section 13.4.

Related Parties – with respect to any Person, such Person’s Affiliates and branches and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates and branches.

Related Real Estate Documents – with respect to any Real Estate subject to a Mortgage entered into by any Loan Party, the following, in form and substance reasonably satisfactory to the Administrative Agent and, in the case of a Mortgage entered into by any Loan Party after the date hereof, received by the Administrative Agent for review at least 15 days prior to the effective date of the Mortgage (or such shorter length of time acceptable to the Administrative Agent in its reasonable discretion): (a) a mortgagee title policy (or binder therefor) covering the Administrative Agent’s interest under the Mortgage, in a form and amount and by an insurer reasonably acceptable to the Agents, which must be fully paid on such effective date; (b) such assignments of leases, rents, estoppel letters, attornment agreements, consents, waivers and releases as any Agent may require with respect to other Persons having an interest in the Real Estate; (c) if otherwise in the possession of a Loan Party, a current, as-built survey of the Real Estate, containing a metes-and-bounds property description and flood plain certification, and certified by a licensed surveyor reasonably acceptable to the Agents; (d) flood insurance in an amount, with endorsements and by an insurer reasonably acceptable to the Agents, if the Real

Estate is within a flood plain; (e) a current appraisal of the Real Estate, prepared by an appraiser reasonably acceptable to the Agents; (f) a Phase I (and to the extent appropriate, Phase II) environmental assessment report, prepared by an environmental consulting firm reasonably satisfactory to the Agents, and accompanied by such reports, certificates, studies or data as the Agents may reasonably require, which shall all be in form and substance reasonably satisfactory to the Agents; and (g) an Environmental Agreement and such other documents, instruments or agreements as the Agents may reasonably require with respect to any environmental risks regarding the Real Estate.

Report – as defined in Section 12.2.3.

Required Lenders – as of any date, (i) the Agents and (ii) Lenders (subject to Section 4.2 but who may be the Agents) whose Pro Rata share of the Term Loan constitutes at least fifty-one percent (51%) of the Total Outstandings. For purposes of this definition only, a Lender and all Approved Funds with respect to such Lender shall constitute a single Lender.

Restricted Junior Payment – (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of the Borrowers or any Subsidiary now or hereafter outstanding, except a dividend payable solely in shares of that class of Capital Stock to the holders of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of the Borrowers or any Subsidiary now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of the Borrowers now or hereafter outstanding; (iv) any payment or prepayment of Debt by the Loan Parties or their Subsidiaries to any Excluded Subsidiary; (v) any payment or prepayment of Debt by the Loan Parties or their Subsidiaries to the Loan Parties’ or any Subsidiary’s shareholders (or other equity holders); (vi) derivatives or other transactions with any financial institution, commodities or stock exchange or clearinghouse (a “Derivatives Counterparty”) obligating the Borrowers or any Subsidiary to make payments to such Derivatives Counterparty as a result of any change in market value of any Capital Stock of the Borrowers or such Subsidiary; or (vii) any payments on account of management, consulting or similar fees or any success fees (including, without limitation, the Management Debt) to (A) an equity holder of any Loan Party, which equity holder owns directly or indirectly at least fifty-one percent (51%) of the Voting Stock of such Loan Party (a “Majority Holder”), (B) an Affiliate of any Loan Party, or (C) an Affiliate of any Majority Holder of a Loan Party.

Revolver Excess Availability – as defined in the Revolving Credit Agreement.

Revolving Agent – the “Administrative Agent”, as defined in the Revolving Credit Agreement.

Revolving Borrowing Capacity – the “Aggregate Revolver Borrowing Capacity”, as defined in the Revolving Credit Agreement.

Revolving Credit Agreement – the Second Amended and Restated Revolving Credit and Security Agreement dated as of June 8, 2011, by and between, among others, the Borrowers party thereto from time to time, the Guarantors party thereto from time to time, the Revolving Lenders party thereto from time to time, the Revolving Agent, and the Canadian Revolving Agent as amended by the First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of August 22, 2013, the Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of May 12, 2014, the Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of June 10, 2014, the Consent and Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 25, 2014, as further amended on the date hereof and as further amended from time to time hereafter to the extent permitted hereunder and in accordance with the Intercreditor Agreement.

Revolving Lenders – the agents and the lenders under the Revolving Credit Agreement and the other Revolving Loan Documents.

Revolving Loans – the credit extensions (including, without limitation, the “Loans” (as defined in the Revolving Credit Agreement) provided to the Borrowers by the Revolving Lenders under the Revolving Loan Documents.

Revolving Loan Debt – all “Obligations” (as defined in the Revolving Credit Agreement) owing to the Revolving Secured Parties under the Revolving Loan Documents.

Revolving Loan Documents – the “Loan Documents” under and as defined in the Revolving Credit Agreement.

Revolving Secured Parties – the “Secured Parties”, as defined in the Revolving Credit Agreement.

Rolex Canada Collateral – Collateral of any Canadian Loan Party consisting of Rolex, Tudor and Cellini watches, watchbands, parts and other accessories now or hereafter sold by Rolex Canada Ltd. to such Canadian Loan Party, and all other new Rolex, Tudor and Cellini watches, watch bands, parts and other accessories hereinafter held by such Canadian Loan Party and all cash proceeds of any of the foregoing, including insurance proceeds (but specifically excluding accounts receivable), together with all rights and property of every kind at any time in the possession or control of Rolex Canada Ltd., or any of its agents, or in transit to it, belonging to, for the account of, or subject to the order of such Canadian Loan Party.

Rolex Canada Documents – collectively, (i) the Official Rolex Jeweller Agreement dated as of March 18, 2011 between Rolex Canada Ltd. and the Canadian Borrower, and (ii) the Rolex Canada Security Agreement.

Rolex Canada Liens – Liens on the Rolex Canada Collateral granted in favor of Rolex Canada Ltd. pursuant to the Rolex Canada Security Agreement, to the extent that such Liens are junior and subordinate to the Liens securing the Obligations on terms and conditions satisfactory to the Agents.

Rolex Canada Security Agreement – collectively, all security agreements, if any, entered into between the Canadian Borrower and Rolex Canada Ltd. pursuant to Section 3.04 of the Rolex Canada Document described in clause (i) of the definition thereof, which security agreements shall be on terms and conditions satisfactory to the Agents.

Rolex Canada Subordination Agreement – the subordination provisions of the Rolex Canada Security Agreement, which shall be on terms and conditions satisfactory to the Agents, and affirmed by Rolex Canada Ltd. pursuant to an acknowledgement letter in form and substance satisfactory to the Agents, and addressed to the Administrative Agent from Rolex Canada Ltd. and acknowledged by the Canadian Borrower, as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of the Agents.

Rolex USA Collateral – Collateral of any US Loan Party consisting of Rolex, Tudor and Cellini watches, watchbands, parts and other accessories now or hereafter sold by Rolex Watch U.S.A., Inc. to such US Loan Party, and all other new Rolex, Tudor and Cellini watches, watch bands, parts and other accessories hereinafter held by such US Loan Party and all cash proceeds of any of the foregoing, including insurance proceeds (but specifically excluding accounts receivable), together with all rights and property of every kind at any time in the possession or control of Rolex Watch U.S.A., Inc., or any of its agents, or in transit to it, belonging to, for the account of, or subject to the order of such US Loan Party.

Rolex USA Documents – collectively, (i) the Rolex Store Sales Agreement and the Approved Location Sales Agreement, each dated as of August 1, 2010 between Rolex Watch U.S.A., Inc. and Mayor’s Florida (as amended and in effect on the Third Amendment Effective Date), and (ii) the Rolex USA Security Agreement.

Rolex USA Liens – Liens on the Rolex USA Collateral granted in favor of Rolex Watch U.S.A., Inc. pursuant to the Rolex USA Security Agreement, to the extent that such Liens are junior and subordinate to the Liens securing the Obligations on terms and conditions satisfactory to the Agents.

Rolex USA Security Agreement – that certain Security Agreement dated as of July 29, 1998 between Mayor’s Florida and Rolex Watch U.S.A., Inc., as amended by Amendment No. 1 to Security Agreement dated as of May 22, 2002 and as further amended by Amendment No. 2 to Security Agreement dated as of December 17, 2008.

Rolex USA Subordination Agreement – Section 9 of the Rolex USA Security Agreement, as affirmed by Rolex Watch U.S.A., Inc. on December 17, 2008 pursuant to an acknowledgment letter from Rolex Watch U.S.A., Inc. and acknowledged by Mayor’s Florida, as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of the Agents.

S&P – Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

Sanctioned Entity – (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

Sanctioned Person – a person named on the list of Specially Designated Nationals maintained by OFAC.

Sarbanes-Oxley – the Sarbanes-Oxley Act of 2002.

Seasonal Availability Block – as ~~defined in the Revolving Credit Agreement.~~of any date of determination for the period ended (A) December 20th through January 20th of any given Fiscal Year, $11,500,000 and (B) January 21st through February 10th of any given Fiscal Year, $4,000,000.

Second Amended and Restated Loan Agreement – as defined in the recitals hereto.

Second Amendment – the Second Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of July 14, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.

Second Amendment Effective Date – July 14, 2015.

~~Second Amendment Tranche B U.S. Term Loan – as defined in Section 2.1.1.~~

~~Second Amendment Tranche B U.S. Term Loan Amortization Payments – as defined in Section 5.2.2.~~

~~“Second Amendment Tranche B U.S. Term Loan Termination Date – May 15, 2016.~~

Secured Hedging Agreement – means any Hedging Agreement permitted under Section 10 that is entered into by and between any Loan Party and any Hedge Bank.

Secured Hedging Agreement Obligations – means all Debt and other obligations of any Loan Party arising under, or otherwise with respect to, any Secured Hedging Agreement.

Secured Parties – the Agents and the Lenders.

Security Documents – this Agreement, each Guaranty, the Trademark Assignments, the Patent Security Agreement, the Stock Pledge Agreements, the Canadian Security Documents, and the Deposit Account Control Agreements, together with all security agreements, deeds of hypothec, pledge agreements, Mortgages or other collateral security agreements, instruments or documents (including Lien Waivers and Lien Priority Agreements) entered into or to be entered into by any Person pursuant to which such Person grants or perfects a security interest in its assets to the Administrative Agent in order to secure any of the Obligations, including, without limitation PPSA and UCC financing statements and certified statements issued by the Québec Register of Personal and Movable Real Rights, required to be executed or delivered pursuant to any Security Document.

Senior Officer – the chairman of the board, president, chief executive officer, treasurer or chief financial officer of a Borrower or, if the context requires, a Loan Party.

Software – as defined in the UCC.

Solvent – as to any Person, such Person (a) owns Property whose Fair Salable Value is greater than the amount required to pay all of its debts (including contingent, subordinated, unmatured and unliquidated liabilities); (b) owns Property whose present Fair Salable Value (as defined below) is greater than the probable total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of such Person as they become absolute and matured; (c) is able to pay all of its debts as they mature; (d) has capital that is not unreasonably small for its business and is sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (e) is not “insolvent” within the meaning of Section 101(32) of the Bankruptcy Code (or, with respect to the Canadian Borrower or any Canadian Guarantor, is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada)); and (f) has not incurred (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) under any Loan Documents, or made any conveyance in connection therewith, with actual intent to hinder, delay or defraud either present or future creditors of such Person or any of its Affiliates. “Fair Salable Value” means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.

Stock Pledge Agreements – collectively, (i) the Stock Pledge Agreement among the US Loan Parties and the Administrative Agent, and (ii) the Pledge Agreement among the Canadian Loan Parties and the Administrative Agent.

Subordinated Debt – collectively, the Management Debt, the Quebec Subordinated Debt, the Montrovest Debt, the Damiani Debt and any Additional Subordinated Debt.

Subordination Agreements – collectively, the Management Subordination Agreement, the Rolex USA Subordination Agreement, the Rolex Canada Subordination Agreement, the Quebec Subordination Agreements, the Montrovest Subordination Agreement, the Damiani Subordination Agreement and any other subordination agreement entered into by or among any Loan Party, any subordinated creditor and the Administrative Agent in form, scope and substance satisfactory to the Agents, in each case as amended, restated, supplemented or otherwise modified with the consent of the Agents.

Subsidiary – of a Person means a corporation, partnership, joint venture, limited or unlimited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to any Subsidiary or Subsidiaries of any Borrower. None of the Excluded Subsidiaries shall be a “Subsidiary” for purposes hereof.

Supporting Obligation – as defined in the UCC.

Taxes – any taxes, levies, imposts, duties, fees, assessments, deductions, withholdings (including backup withholdings) or other charges of whatever nature, including income, receipts, excise, property, sales, harmonized sales, goods and services, use, transfer, license, payroll, withholding, social security, franchise, intangibles, mortgage, documentary, stamp or recording taxes imposed by any Governmental Authority, and all interest, penalties and similar liabilities relating thereto. For greater certainty, but without limiting the foregoing, Taxes shall also include all Taxes imposed pursuant to Part XIII of the ITA or any successor provisions thereto.

Term Loan – as defined in Section 2.1.1.

Term Loan Borrowing Capacity – at any time, an amount equal to (a) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) the Montrovest LC Effective Advance Rate multiplied by the then stated amount of the Montrovest LC (provided however, that upon the occurrence of any Montrovest LC Event which is continuing ~~(other than pursuant clause (d) thereunder)~~, the stated amount of the Montrovest LC shall be deemed to be zero); ~~plus (v) the lesser of (x) the principal balance of the Second Amendment Tranche B U.S. Term Loan and (y) the principal balance of the Second Amendment Tranche B U.S. Term Loan less any scheduled payments required but not paid pursuant to Section 5.2.2;~~ minus (b) the sum of (i) the Availability Reserves (without any other duplication of Availability Reserves imposed by the Revolving Agent under the Revolving Credit Agreement), (ii) the Availability Block~~,~~ and (iii) the Seasonal Availability Block ~~and (iv) the Capital Block~~.

Term Loan Facility Amount – $~~35,500,000.~~28,000,000.

Termination Date – the earliest to occur of (i) the Maturity Date, (ii) the date on which the maturity of the Term Loan is accelerated in accordance with Section 11.2, and (iii~~) the termination of the Revolving Credit Agreement, or (iv~~) the date of the occurrence of an Event of Default pursuant to Section 11.1(j).

Third Amendment - the Third Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of November 20, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.

Third Amendment Effective Date – November 21, 2014.

Third Amendment to 3rd A&R Effective Date - November 20, 2015.

Total Outstandings – the aggregate principal balance of the Term Loan owing to all Lenders.

Trademark Assignments – the several Trademark Collateral Security and Pledge Agreements made by the Borrowers and their Subsidiaries in favor of the Administrative Agent and the Assignments of Trademarks and Service Marks executed in connection therewith, all in form and substance satisfactory to the Administrative Agent.

Tranche A Term Loan – as defined in Section 2.1.1.

Tranche B Canadian Term Loan – as defined in Section 2.1.1.

Tranche B Term Loan – as defined in Section 2.1.1.

Tranche B U.S. Term Loan – as defined in Section 2.1.1.

Transferee – any actual or potential Eligible Assignee, Participant or other Person acquiring an interest in any Obligations.

UCC – the Uniform Commercial Code as in effect in the State of New York or, when the laws of any other jurisdiction govern the perfection or enforcement of any Lien, the Uniform Commercial Code or other Applicable Law of such jurisdiction.

US Borrower – as defined in the preamble hereto.

US Concentration Account – a special concentration account established by the US Borrower with the Revolving Agent, subject to the control of the Control Agent.

US Guarantors – all Subsidiaries of the Borrowers that have executed a Guaranty and are organized under the laws of any political subdivision of the United States, and, with respect to the Term Loan made to the Canadian Borrower, the US Borrower.

US Loan Parties – collectively, the US Borrower and the US Guarantors.

Voluntary Montrovest LC Reduction – means an amendment of the Montrovest LC reducing the face amount thereof or the voluntary termination of the Montrovest LC as a result of a notice issued by the Canadian Borrower pursuant to Section 14.4.

Voting Stock – with respect to any Person, means the Capital Stock or similar interests, of any class or classes (however designated), the holders of which are at the time entitled, as such holders, to, among other things, vote for the election of the directors (or persons performing similar functions) of the Person involved, whether or not the right so to vote exists by reason of the happening of a contingency.

Write-Down and Conversion Powers – with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2.    Accounting Terms. Under the Loan Documents (except as otherwise specified herein), all accounting terms shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP applied on a basis consistent with the most recent audited financial statements of the Borrowers delivered to the Agents before the Third Amendment Effective Date and using the same inventory valuation method as used in such financial statements, except for any change required or permitted by GAAP if the Borrowers’ certified public accountants concur in such change and the change is disclosed to the Agents. If any such accounting change results in a change in any of the calculations required by Section 10.2.12 that would not have resulted had such accounting change not occurred, the parties hereto agree to enter into negotiations in order to amend such provisions so as to equitably reflect such change such that the criteria for evaluating compliance with such covenants by the Borrowers shall be the same after such change as if such change had not been made; provided, however, that no change in GAAP that would affect a calculation ~~that measures compliance with any covenant contained in~~required by Section 10.2.12 shall be given effect until such provisions are amended to reflect such changes in GAAP.

1.3.    Certain Matters of Construction. The terms “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. Any pronoun used shall be deemed to cover all genders. In the computation of periods of time from a specified date to a later specified date, “from” means “from and including,” and “to” and “until” each mean “to but excluding.” The terms “including” and “include” shall mean “including, without limitation” and, for purposes of each Loan Document, the parties agree that the rule of ejusdem generis shall not be applicable to limit any provision. Section titles appear as a matter of convenience only and shall not affect the interpretation of any Loan Document. All references to (a) laws or statutes include all related rules, regulations, interpretations, amendments and successor provisions; (b) any document, instrument or agreement include any amendments, waivers and other modifications, extensions or renewals (to the extent permitted by the Loan Documents); (c) any section means, unless the context otherwise requires, a section of this Agreement; (d) any exhibits or schedules mean, unless the context otherwise requires, exhibits and schedules attached hereto, which are hereby incorporated by reference; (e) any Person include successors and assigns; or (f) discretion of any Agent or any Lender means the sole and absolute discretion of such Person. Unless the context otherwise requires, all determinations (including calculations of the Term Loan Borrowing Capacity, Revolver Excess Availability and Fixed Charge Coverage Ratio) made from time to time under the Loan Documents shall be made in light of the circumstances existing at such time. The Term Loan Borrowing Capacity calculations shall be consistent with historical methods of valuation and calculation, and otherwise reasonably satisfactory to the Agents (and not necessarily calculated in accordance with GAAP). The Borrowers shall have the burden of establishing any alleged negligence, misconduct or lack of good faith by the Agents or any Lender under any Loan Documents. No provision of any Loan Documents shall be construed against any party by reason of such party having, or being deemed to have, drafted the provision. For purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (i) “personal property” shall be deemed to include “movable property”, (ii) “real property” shall be deemed to include “immovable property” and an “easement” shall be deemed to include a “servitude”, (iii) “tangible property” shall be deemed to include “corporeal property”, (iv) “intangible property” shall be deemed to include “incorporeal property”, (v) “security interest” and “mortgage” shall be deemed to include a “hypothec”, (vi) all references to filing, registering or recording under the PPSA or UCC shall be deemed to include publication under the Civil Code of Quebec, and all references to releasing any Lien shall be deemed to include a release, discharge and mainlevee of a hypothec, (vii) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to the “opposability” of such Liens to third parties, (viii) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (ix) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (x) an “agent” shall be deemed to include a “mandatary”, (xi) “joint and several” shall include “solidary”, (xii) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (xiii) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (xiv) “priority” shall include “prior claim”, (xv) “survey” shall include “certificate of location and plan”, (xvi) “state” shall include “province”, (xvii) “fee simple title” shall include “absolute ownership”, and (xviii) “accounts” shall include “claims”.

1.4.    [Reserved.]

1.5.    Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.6.    Conversions of Foreign Currencies. The Administrative Agent shall determine the Dollar Equivalent of any amount as required hereby, and a determination thereof by the Administrative Agent shall be conclusive absent manifest error. The Administrative Agent may, but shall not be obligated to, rely on any determination made by any Loan Party in any document delivered to the Administrative Agent. The Administrative Agent may determine or redetermine the Dollar Equivalent of any amount on any date either in its own discretion or upon the request of any Lender. The Administrative Agent may set up appropriate rounding off mechanisms or otherwise round-off amounts hereunder to the nearest higher or lower amount in whole Dollar or cent to ensure amounts owing by any party hereunder or that otherwise need to be calculated or converted hereunder are expressed in whole Dollars or in whole cents, as may be necessary or appropriate.

SECTION 2.    CREDIT FACILITY

2.1.    Term Loan Facility.

2.1.1.    Term Loan. (a) Subject to the terms and conditions set forth in this Agreement, on the Third Amendment Effective Date, each Lender shall make to (i) the US Borrower a term loan in the principal amount equal to its Pro Rata share of Five Million Dollars ($5,000,000) (the “Tranche A Term Loan”), (ii) the US Borrower ~~(X)~~ a term loan in the principal amount equal to its Pro Rata share of Twenty-Seven Million Five Hundred Thousand Dollars ($27,500,000) (~~the “Original Tranche B U.S. Term Loan”) and (Y) on the Second Amendment Effective Date, a term loan in the principal amount equal to its Pro Rata share of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Second Amendment Tranche B U.S. Term Loan” and together with the Original Tranche B U.S. Term Loan,~~ the “Tranche B U.S. Term Loan”), and (iii) the Canadian Borrower a term loan in the principal amount equal to its Pro Rata share of Five Hundred Thousand Dollars ($500,000) (the “Tranche B Canadian Term Loan” and, together with the Tranche B U.S. Term Loan, the “Tranche B Term Loan” and such Tranche B Term Loan together with the Tranche A Term Loan, collectively the “Term Loan”), provided that, in no event shall the aggregate Term Loan made by any Lender exceed such Lender’s Commitment. The Commitments shall be terminated upon the funding of the Term Loan ~~(other than the Second Amendment Tranche B U.S. Term Loan)~~ on the Third Amendment Effective Date~~, and the Commitment for the Second Amendment Tranche B U.S. Term Loan shall be terminated upon the funding of the Second Amendment Tranche B U.S. Term Loan on the Second Amendment Effective Date~~. The Term Loan is not a revolving credit facility and may not be repaid and redrawn and any repayments or prepayments of principal on the Term Loan shall permanently reduce the Term Loan. The obligations of the Lenders hereunder are several and not joint or joint and several. Each Borrower irrevocably authorizes the Administrative Agent and the Lenders to disburse the proceeds of the Term Loan ~~(other than the Second Amendment Tranche B U.S. Term Loan)~~ on the Third Amendment Effective Date~~, and the Second Amendment Tranche B U.S. Term~~

~~Loan on the Second Amendment Effective Date, in each case~~ in accordance with the terms of this Agreement. The entire unpaid principal balance of the Term Loan ~~(other than the Second Amendment Tranche B U.S. Term Loan)~~ shall be due and payable on the Termination Date~~, and any remaining outstanding amounts of the Second Amendment Tranche B U.S. Term Loan shall be due and payable on the Second Amendment Tranche B U.S. Term Loan Termination Date.~~.

For the avoidance of doubt, as of the Fourth Amendment Effective Date, the Tranche A Term Loans have been paid in full, and any Lender’s Commitment in respect of Tranche A Term Loans have been permanently reduced to zero.

(b)    Term Loan Borrowing Capacity. The Combined Total Outstandings shall not exceed the lesser of the Term Loan Borrowing Capacity or the Combined Loan Cap. Until the Full Payment (as defined in the Revolving Credit Agreement) of the Revolving Loan Debt and the termination of the “Commitments” (as defined in the Revolving Credit Agreement), the Term Loan Borrowing Capacity shall be determined from time to time by the Revolving Agent (subject to the limitations contained in the Intercreditor Agreement) by reference to the most recent Borrowing Base Certificate delivered by the Borrowers.

2.1.2.    Notes. The Pro Rata share of the Term Loan made by each Lender and interest accruing thereon shall be evidenced by the records of the Administrative Agent and such Lender. At the request of any Lender, the Borrowers shall deliver a Note to such Lender.

2.1.3.    Use of Proceeds. The proceeds of the Term Loan shall be used by the Borrowers solely (a) to pay fees and transaction expenses associated with the closing of this credit facility; and (b) to reduce the Revolving Loan Debt to create availability under the Revolving Borrowing Capacity for use by the Borrowers for working capital, Capital Expenditures and other lawful corporate purposes of the Borrowers and their Subsidiaries in accordance with this Agreement and the Revolving Credit Agreement.

2.1.4.    Protective Advances. The Administrative Agent shall be authorized, in its discretion, at any time (including any time that a Default or Event of Default exists), to make advances (“Protective Advances”), if the Administrative Agent, after consultation with the Collateral Agent, deems such Protective Advances necessary or desirable to, directly or indirectly, (A) maintain, protect or preserve the value of the Collateral and/or the Administrative Agent’s rights therein as determined in the discretion of the Administrative Agent, including to preserve the Loan Parties’ business assets and infrastructure (such as the payment of insurance premiums, taxes, necessary suppliers, rent and payroll, including without limitation any other payments made concurrently with a payment relating to the maintenance, protection or preservation of value of the Collateral and/or the Administrative Agent’s rights therein or for the preservation of the Loan Parties’ business assets or infrastructure which is made incidentally as a result of the ordinary course operation of the Loan Parties’ treasury management functions), (B) implement and exercise an Enforcement Action with respect to the Collateral, (C) fund an orderly liquidation or wind-down of the Loan Parties’ assets or business or an Insolvency Proceeding (whether or not occurring prior to or after the commencement of an Insolvency Proceeding), (D) enhance the likelihood, or maximize, the repayment of the Obligations, (E) reflect currency fluctuations, or (F) pay any other amounts chargeable to the Loan Parties under any Loan Documents, including costs, fees and expenses. Each Lender shall participate in each Protective Advance on a Pro Rata basis. The Protective Advances shall be secured by the Collateral, shall constitute Obligations hereunder and shall be treated for all purposes as Extraordinary Expenses. The Administrative Agent shall provide the Borrower Agent with written notice of any Protective Advances, provided that failure to provide such notice shall not constitute a default by the Administrative Agent hereunder. In no event shall Protective Advances be required to be made at any time. Any sufferance of a Protective Advance shall not constitute a waiver by the Administrative Agent or the Lenders of the Event of Default caused thereby. In no event shall any Borrower or other Loan Party be deemed a beneficiary of this Section nor authorized to enforce any of its terms.

2.2.    Mandatory Prepayments. If at any time the Combined Total Outstandings exceeds the Term Loan Borrowing Capacity then in effect, then (i) until the Full Payment of the Revolving Loan Debt, the Borrowers shall immediately prepay the Revolving Loan Debt, and (ii) thereafter, the Borrowers shall immediately prepay (subject to Section 5.5.1) (a) the Tranche A Term Loan Obligations first until Full Payment thereof and thereafter (b) the Tranche B Term Loan Obligations, for the respective accounts of the Lenders in accordance with their Pro Rata share thereof, in each case in an amount necessary to eliminate such excess. Each prepayment made pursuant to this Section shall be accompanied by the payment of (i) accrued interest to the date of such payment on the amount prepaid and (ii) whether before or after an Event of Default or acceleration, the Early Termination Fee, if any, payable pursuant to Section 3.2.1 in connection with such prepayment of the Term Loan.

2.3.    Optional Prepayments. Borrowers may prepay the principal of any Term Loan at any time in whole or in part, in whole or in part. Each such prepayment shall be irrevocable and be accompanied by a notice specifying the proposed date of such prepayment and the principal amount of the Term Loan or portion thereof to be prepaid. Each prepayment made pursuant to this Section shall be accompanied by the payment of (i) accrued interest to the date of such payment on the amount prepaid and (ii) whether before or after an Event of Default or acceleration, the Early Termination Fee, if any, payable pursuant to Section 3.2.1 in connection with such prepayment of the Term Loan. Each such prepayment shall be applied (subject to Section 5.5.1) to (a) the Tranche A Term Loan Obligations first until Full Payment thereof and thereafter (b) the Tranche B Term Loan Obligations, for the respective accounts of the Lenders in accordance with their Pro Rata share thereof, in each case in an amount necessary to eliminate such excess.

2.4.    Tax Treatment. The Borrowers and the Lenders agree (i) that the Term Loan is debt for federal income tax purposes, (ii) that the “issue price” of the Term Loan is 100% and that the Term Loan is not governed by the rules set out in Treasury Regulations Section 1.1275-4, and (iii) to adhere to this Agreement for federal income tax purposes and not to file any tax return, report or declaration inconsistent herewith unless otherwise required due to a change in law. The inclusion of this Section 2.4 is not an admission by any Lender that it is subject to United States taxation.

SECTION 3.    INTEREST, FEES AND CHARGES

3.1.    Rates and Payment of Interest.

3.1.1.    Interest Rate. Subject to Section 3.1.2, (i) the Obligations under the Tranche A Term Loan shall bear interest at a rate equal to Adjusted LIBOR plus 7.25% per annum and (ii) the Obligations under the Tranche B Term Loan shall bear interest at a rate equal to Adjusted LIBOR plus 9.75% per annum.

3.1.2.    Default Interest. During any Event of Default described in Section 11.1(a), all Obligations shall bear interest at the Default Rate. During any other Event of Default, at the option of any Agent or upon the request of the Required Lenders, all Obligations shall bear interest at the Default Rate. Each Borrower acknowledges that the cost, expense and risk to the Agents and each Lender due to an Event of Default are difficult to ascertain and that the Default Rate is a fair and reasonable estimate to compensate the Agents and the Lenders for such added cost, expense and risk.

3.1.3.    Payment of Interest. Interest accrued on the Obligations shall be due and payable in arrears, and each of the Borrowers promises to pay interest to the Lenders (i) on each Interest Payment Date, (ii) on any date of prepayment, with respect to the principal amount of the Term Loan being prepaid, and (iii) on the Termination Date. Interest accrued on any other Obligations shall be due and payable as provided in the Loan Documents and, if no payment date is specified, shall be due and payable on demand. Notwithstanding the foregoing, interest accrued at the Default Rate shall be due and payable on demand.

3.2.    Fees.

3.2.1.    Early Termination Fee. ~~In the event prior to the third anniversary of the Second Amendment Effective Date, upon~~Upon the occurrence of an Applicable Premium Trigger Event, the Borrowers shall pay to the Administrative Agent, for the ratable benefit of the Lenders, the Early Termination Fee~~; provided, that no Early Termination Fee shall be payable in respect of any prepayment of Second Amendment Tranche B U.S. Term Loan that is prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) after December 15, 2015~~. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, it is understood and agreed that if the Obligations are accelerated as a result of the occurrence and continuance of any Event of Default (including by operation of law or otherwise), the Early Termination Fee, if any, determined as of the date of acceleration, will also be due and payable and will be treated and deemed as though the Term Loans were prepaid as of such date and shall constitute part of the Obligations for all purposes herein. Any Early Termination Fee payable in accordance with this Section 3.2.1 shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event, and the Loan Parties agree that it is reasonable under the circumstances currently existing. The Early Termination Fee, if any, shall also be payable in the event the Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING EARLY TERMINATION FEE IN CONNECTION WITH ANY SUCH ACCELERATION. The Loan Parties expressly agree that (A) the Early Termination Fee is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (B) the Early Termination Fee shall be payable notwithstanding the then prevailing market rates at the time payment is made, (C) there has been a course of conduct between Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Early Termination Fee, (D) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this Section 3.2.1, (E) their agreement to pay the Early Termination Fee is a material inducement to the Lenders to make the Term Loans, and (F) the Early Termination Fee represents a good faith, reasonable estimate and calculation of the lost profits or damages of the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such Applicable Premium Trigger Event.

3.2.2.    Commitment Fee. In consideration of the establishment of the credit facility, the Borrowers hereby agree to pay a fee (the “Commitment Fee”) to the Administrative Agent, for the account of the Lenders on a Pro Rata basis, in an amount equal to one and 62.5/100 percent (1.625%) of the Term Loan Facility Amount as of the Third Amendment Effective Date (such amount being equal to $536,250.00), on the Third Amendment Effective Date. The Commitment Fee has been fully earned and payable as of the Third Amendment Effective Date and shall not be subject to refund or rebate under any circumstances. No additional Commitment Fee shall be payable in connection with the execution and delivery of this Agreement.

3.2.3.    Agent Monitoring Fee. The Borrowers agree to pay to the Administrative Agent, for its own account, a monitoring fee (the “Agent Monitoring Fee”) in the amount equal to $30,000 per annum, payable on the Third Amendment Effective Date and each one-year anniversary thereof until the Termination Date or prepayment, in full, of the Term Loans~~.~~

3.2.4.    Fourth Amendment Fee. In consideration of the agreements contained herein, in the Fourth Amendment and in connection with the transactions contemplated therein, the Borrowers hereby agree to pay a fee (the “Fourth Amendment Fee”) to the Administrative Agent, for the account of the Lenders on a Pro Rata basis, in an amount equal to one and 75/100 percent (1.75%) of the Term Loan Facility Amount outstanding as of the Fourth Amendment Effective Date (such amount being equal to $490,000), less fifty percent (50%) of any Early Termination Fee required to be paid pursuant to Section 3.2.1 (as in effect immediately prior to the Fourth Amendment Effective Date) (such amount being equal to $100,000) solely in respect of the Fourth Amendment Tranche A Paydown. The Fourth Amendment Fee has been fully earned and payable as of the Fourth Amendment Effective Date and shall not be subject to refund or rebate under any circumstances.

3.3.    Computation of Interest, Fees, Yield Protection. All computation of interest, as well as fees and other charges calculated on a per annum basis, shall be computed for the actual days elapsed, based on a year of 360 days. Each determination by the Administrative Agent of any interest, fees or interest rate hereunder shall be final, conclusive and binding for all purposes, absent manifest error. All fees shall be fully earned when due and shall not be subject to rebate or refund, nor subject to proration except as specifically provided herein. A certificate as to amounts payable by the Borrowers under Section 3.4, 3.7 or 5.8, submitted to the Borrowers by the Administrative Agent or the affected Lender, as applicable, shall be final, conclusive and binding for all purposes, absent manifest error. For the purpose of complying with the Interest Act (Canada), it is expressly stated that where interest or a fee is calculated pursuant hereto at a rate based upon a 360-day period (for the purposes of this Section, the “first rate”), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, and the parties hereto acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the calculations herein are to be made using the nominal rate method and not on any basis that gives effect to the principle of deemed reinvestment of interest.

3.4.    Reimbursement Obligations. The Borrowers shall reimburse the Agents and the Lenders for all Extraordinary Expenses. Without duplication, the Borrowers shall also reimburse the Agents and the Lenders for all reasonable legal, accounting, appraisal, consulting, and other fees, costs and expenses incurred by it in connection with (a) negotiation, preparation, execution and delivery of any Loan Documents, including any amendment or other modification thereof (whether or not the transactions contemplated hereby or thereby shall be consummated); (b) administration of and actions relating to any Collateral, Loan Documents and transactions contemplated thereby, including any actions taken to perfect or maintain priority of the Administrative Agent’s Liens on any Collateral, to maintain any insurance required hereunder or to verify Collateral; and (c) subject to the limits of Section 10.1.1(b), each inspection, audit or appraisal with respect to any Loan Party or Collateral, whether prepared by an Agent’s or any Lender’s personnel or a third party. The Borrowers shall also reimburse the Agents and the Lenders for all reasonable costs and expenses incurred by them (whether during an Event of Default or otherwise) in connection with the enforcement or preservation of any rights under this Agreement or any of the other Loan Documents (including during any workout, restructuring or negotiations in respect of the Term Loan, Loan Documents or the transactions contemplated thereby). All amounts reimbursable by the Borrowers under this Section 3.4 shall constitute Obligations secured by the Collateral and shall be payable within twenty Business Days after presentation by the applicable Agent or the applicable Lender to the Borrowers of a reasonably detailed itemization of such amounts.

3.5.    [Reserved.]

3.6.    [Reserved.]

3.7.    Capital Adequacy. If a Lender determines that any introduction of or any change in a Capital Adequacy Regulation, any change in the interpretation or administration of a Capital Adequacy Regulation by a Governmental Authority charged with interpretation or administration thereof, or any compliance by such Lender or any Person controlling such Lender with a Capital Adequacy Regulation, in each case made after the date hereof, increases the amount of capital or liquidity required or expected to be maintained by such Lender or Person (taking into consideration its capital adequacy and liquidity policies and desired return on capital) as a consequence of such Lender’s Pro Rata share of the Term Loan or other obligations under the Loan Documents, then the Borrowers shall, within ten days following demand therefor, pay such Lender an amount sufficient to compensate for such increase. A Lender’s demand for payment shall set forth the nature of the occurrence giving rise to such compensation and a calculation of the amount to be paid. In determining such amount, the Lender may use any reasonable averaging and attribution method.

3.8.    Mitigation. Each Lender agrees that, upon becoming aware that it is subject to Section 3.7, 5.8 or 5.11, it will take reasonable measures to reduce the Borrowers’ obligations under such Sections, including by maintaining such Lender’s Pro Rata share of the Term Loan through another office or assigning its rights and obligations hereunder to another of its offices, branches or Affiliates, as long as use of such measures would not adversely affect such Lender’s Pro Rata share of the Term Loan, business or interests, and would not be inconsistent with any applicable legal or regulatory restriction.

3.9.    [Reserved.]

3.10.    Maximum Interest. In no event shall interest, charges or other amounts that are contracted for, charged or received by the Agents and the Lenders pursuant to any Loan Documents and that are deemed interest under Applicable Law (“interest”) exceed the highest rate permissible under Applicable Law (“maximum rate”). If, in any period, any interest rate, absent the foregoing limitation, would have exceeded the maximum rate, then the interest rate for that month shall be the maximum rate and, if in a future month, that interest rate would otherwise be less than the maximum rate, then the rate shall remain at the maximum rate until the amount of interest actually paid equals the amount of interest which would have accrued if it had not been limited by the maximum rate. If, upon payment in full, in cash, of the Obligations, the total amount of interest actually paid under the Loan Documents is less than the total amount of interest that would, but for this Section 3.10, have accrued under the Loan Documents, then the Borrowers shall, to the extent permitted by Applicable Law, pay to the Administrative Agent, for the

account of the Lenders, (a) the lesser of (i) the amount of interest that would have been charged if the maximum rate had been in effect at all times, or (ii) the amount of interest that would have accrued had the interest rate otherwise set forth in the Loan Documents been in effect, minus (b) the amount of interest actually paid under the Loan Documents. If a court of competent jurisdiction determines that any Agent or any Lender has received interest in excess of the maximum amount allowed under Applicable Law, such excess shall be deemed received on account of, and shall automatically be applied to reduce, Obligations other than interest (regardless of any erroneous application thereof by the Administrative Agent or any Lender), and upon payment in full, in cash of the Obligations, any balance shall be refunded to the Borrowers. In determining whether any excess interest has been charged or received by any Agent or any Lender, all interest at any time charged or received from the Borrowers in connection with the Loan Documents shall, to the extent permitted by Applicable Law, be amortized, prorated, allocated and spread in equal parts throughout the full term of the Obligations. If any provision of this Agreement would oblige a Canadian Loan Party to make any payment of interest or other amount payable to the Agents and the Lenders in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Agents and the Lenders of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Agents and the Lenders of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows: (a) first, by reducing the amount or rate of interest; and (b) thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada). Any provision of this Agreement that would oblige a Canadian Loan Party to pay any fine, penalty or rate of interest on any arrears of principal of interest secured by a mortgage or hypothec on Real Estate that has the effect of increasing the charge on arrears beyond the rate of interest payable on principal money not in arrears shall not apply to such Canadian Loan Party, which shall be required to pay interest on money in arrears at the same rate of interest payable on principal money not in arrears.

3.11.    Replacement of the Lenders. In the event that any Lender is a Defaulting Lender (each an “Affected Lender”), then the Borrower Agent may, at its option, notify the Administrative Agent and such Affected Lender of its intention to replace the Affected Lender. So long as no Default or Event of Default shall have occurred and be continuing, the Borrower Agent, with the consent of the Administrative Agent, may obtain, at the Borrowers’ expense, a replacement Lender (“Replacement Lender”) for the Affected Lender, which Replacement Lender must be (i) an Eligible Assignee and (ii) satisfactory to the Administrative Agent. If the Borrowers obtain a Replacement Lender within ninety (90) days following notice of their intention to do so, the Affected Lender must sell and assign its Pro Rata share of the Term Loan to such Replacement Lender for an amount equal to the principal balance of its Pro Rata share of the Term Loan held by the Affected Lender and all accrued interest and fees with respect thereto through the date of such sale; provided that the Borrowers shall have reimbursed such Affected Lender for the additional amounts or increased costs that it is entitled to receive under this Agreement through the date of such sale and assignment. Furthermore, if the Borrower Agent gives a notice of intention to replace and does not so replace such Affected Lender within ninety (90) days thereafter, the Borrowers’ rights under this paragraph as to such noticed replacement and in connection with such Affected Lender shall terminate.

3.12.    Dodd-Frank Act. Notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act, and all regulations, rules, guidelines and directives promulgated thereunder and (y) all rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to have been adopted after the date hereof, regardless of the date enacted, adopted or issued.

SECTION 4.    LOAN ADMINISTRATION

4.1.    [Reserved.]

4.2.    Defaulting Lender. If a Lender fails to make any payment to the Administrative Agent that is required hereunder (a “Defaulting Lender”), the Administrative Agent may (but shall not be required to), in its discretion, retain payments that would otherwise be made to such Defaulting Lender hereunder and apply the payments to such Lender’s defaulted obligations. The failure of any Lender to fund a portion of the Term Loan in an amount equal to such Lender’s Commitment shall not relieve any other Lender of its obligations hereunder, and no Lender shall be responsible for default by another Lender. The Lenders and the Administrative Agent agree (which agreement is solely among them, and not for the benefit of or enforceable by any Borrower) that, solely for purposes of determining a Defaulting Lender’s right to vote on matters relating to the Loan Documents and to share in payments, fees and Collateral proceeds thereunder, a Defaulting Lender shall not be deemed to be a “Lender” until all its defaulted obligations have been cured.

4.3.    [Reserved.]

4.4.    The Borrower Agent. Each Borrower hereby designates the US Borrower (“Borrower Agent”) as its representative and agent for all purposes under the Loan Documents, including delivery or receipt of communications with the Agents or any Lender, preparation and delivery of Borrowing Base Certificates and financial reports, receipt and payment of Obligations, requests for waivers, amendments or other accommodations, actions under the Loan Documents (including in respect of compliance with covenants), and all other dealings with the Agents or any Lender. The Borrower Agent hereby accepts such appointment. The Agents and the Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by the Borrower Agent on behalf of any Borrower. The Agents and the Lenders may give any notice or communication with a Borrower hereunder to the Borrower Agent on behalf of such Borrower. The Agents shall have the right, in its discretion, to deal exclusively with the Borrower Agent for any or all purposes under the Loan Documents. Each Borrower agrees that any notice, election, communication, representation, agreement or undertaking made on its behalf by the Borrower Agent shall be binding upon and enforceable against it.

4.5.    Effect of Termination. On the Termination Date, all Obligations shall be immediately due and payable. All undertakings of the Borrowers contained in the Loan Documents shall survive any termination, and the Administrative Agent shall retain its Liens in the Collateral and all of its rights and remedies under the Loan Documents until Full Payment of the Obligations (including all accrued and unpaid principal, interest and fees, and any other Obligations then due and owing, and any appropriate collateral deposits in connection therewith). Notwithstanding such Full Payment of the Obligations (including all accrued and unpaid principal, interest and fees, and any other Obligations then due and owing, and any appropriate collateral deposits in connection therewith), the Administrative Agent shall not be required to terminate its Liens in any Collateral unless, with respect to any damages the Administrative Agent may incur as a result of the dishonor or return of Payment Items applied to Obligations, the Administrative Agent receives (a) a written agreement, executed by the Borrowers and any Person whose advances are used in whole or in part to satisfy the Obligations, indemnifying the Agents and the Lenders from any such damages; (b) such Cash Collateral as the Administrative Agent, in its discretion, deems necessary to protect against any such damages; or (c) such other protections as the Administrative Agent, in its discretion, deems necessary to protect against any such damages. The provisions of Sections 3.4, 3.7, 4.5, 5.4, 5.8, 12, and 14.2, and the obligation of each Loan Party and the Lender with respect to each indemnity given by it in any Loan Document, shall survive Full Payment of the Obligations and any release relating to this credit facility.

SECTION 5.    PAYMENTS

5.1.    General Payment Provisions. All payments of Obligations shall be made in Dollars, without condition, offset, counterclaim, recoupment or defense of any kind, free of (and without deduction for) any Taxes, and in immediately available funds, not later than 2:00 p.m. on the due date. Any payment after such time shall be deemed made on the next Business Day. The Borrowers may, at the time of payment, specify to the Administrative Agent the Obligations to which such payment is to be applied, but the Administrative Agent shall in all events retain the right to apply such payment in such manner as the Administrative Agent, subject to the provisions hereof, may determine to be appropriate. If any payment under the Loan Documents shall be stated to be due on a day other than a Business Day, the due date shall be extended to the next Business Day and such extension of time shall be included in any computation of interest and fees. Unless the Administrative Agent shall have received notice from a Borrower prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if a Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the federal funds rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

~~5.2.~~    Repayment of Term Loan. The Term Loan and all other Obligations ~~(other than the Second Amendment Tranche B U.S. Term Loan)~~ shall be due and payable in full on the Maturity Date, unless payment is sooner required hereunder pursuant to Section 11.2. The Borrowers promise to pay on the Maturity Date, or on such earlier date as payment is required hereunder pursuant to Section 11.2, and there shall become absolutely due and payable on such date, the Total Outstandings, together with any and all accrued and unpaid interest thereon and all other fees and other amounts then accrued and outstanding with respect thereto. The Term Loan may be prepaid in accordance with Sections 2.2, 2.3, 5.1 and Section 5.5.

5.1.1.     ~~Notwithstanding anything contained herein to the contrary, the Second Amendment Tranche B U.S. Term Loan shall be due and payable in two amortization payments on the dates set forth in the following schedule, unless payment is sooner required hereunder pursuant to Section 11.2 (the “Second Amendment Tranche B U.S. Term Loan Amortization Payments”). Any remaining outstanding amounts of the Second Amendment Tranche B U.S. Term Loan shall be due and payable on the Second Amendment Tranche B U.S. Term Loan Termination Date.~~

~~Amortization Payment Amount~~	~~Amortization Payment Date~~
~~$1,250,000.00~~	~~12/15/15~~
~~$1,250,000.00~~	~~5/15/16~~

~~5.3.~~5.2.    Payment of Other Obligations. Obligations other than the Term Loan, including Extraordinary Expenses, shall be paid by the Borrowers as provided in the Loan Documents or, if no payment date is specified, promptly upon receipt by the Borrowers of notice of the amounts due in connection therewith.

~~5.4.~~5.3.    Marshaling; Payments Set Aside. None of the Agents or the Lenders shall be under any obligation to marshal any assets in favor of any Loan Party or against any Obligations. If any Loan Party makes a payment to the Agents or the Lenders, or if any Agent or any Lender receives payment from the proceeds of Collateral or the Montrovest LC, exercise of setoff or otherwise, and such payment is subsequently invalidated or required to be repaid to a trustee, receiver or any other Person, then the Obligations originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been received and any enforcement or setoff had not occurred.

~~5.5.~~5.4.    Allocation of Payments.

~~5.5.1.~~5.4.1.    Allocation of Payments. Notwithstanding anything herein to the contrary (but subject to the Intercreditor Agreement), at any time after the occurrence and continuance of an Event of Default, all funds received by the Administrative Agent or any Lender and for which a Borrower has received credits, together with all payments to be initially applied to the Obligations, whether arising from payments by the Loan Parties, realization on Collateral or Montrovest LC, setoff or otherwise, shall be applied to the Obligations as follows:

(a)    first, to all costs and expenses, including Extraordinary Expenses, owing to the Agents;

(b)    second, to all Obligations constituting fees (other than the Early Termination Fee) and Extraordinary Expenses owing to the Lenders;

(c)    third, to all Obligations constituting interest on the Tranche A Term Loan;

(d)    fourth, to all Obligations constituting principal of the Tranche A Term Loan;

(e)    fifth, to all Obligations constituting interest on the Tranche B Term Loan;

(f)    sixth, to all Obligations constituting principal of the Tranche B Term Loan;

(g)    seventh, to all Obligations constituting the Early Termination Fee; and

(h)    eighth, to all other Obligations owing to the Lenders.

Amounts shall be applied to each category of Obligations set forth above until Full Payment thereof and then to the next category. If amounts are insufficient to satisfy a category, they shall be applied on a pro rata basis among the Obligations in the category. The allocations set forth in this Section 5.5.1 are solely to determine the rights and priorities of the Administrative Agent and the Lenders as among themselves, and may be changed by agreement among them without the consent of any Loan Party. Any amounts applied to the categories described in clauses (b), (c), (d), (e), (f), (g) and (h) shall be so applied in accordance with each Lender’s Pro Rata share of the Term Loan.

~~5.5.2.~~5.4.2.    Erroneous Application. The Administrative Agent shall not be liable for any application of amounts made by it in error (unless it has been determined in a final, non-appealable judgment by a court of competent jurisdiction that such error was a result of the gross negligence or willful misconduct of the Administrative Agent) and if any such application is subsequently determined to have been made in error, the sole recourse of any Lender or other Person to which such amount should have been made (unless it has been determined in a final, non-appealable judgment by a court of competent jurisdiction that such error was a result of the gross negligence or willful misconduct of the Administrative Agent) shall be to recover the amount from the Person that actually received it (and, if such amount was received by any Lender, such Lender hereby agrees to return it).

~~5.6.~~5.5.    [Reserved.]

~~5.7.~~5.6.    Loan Account; Account Stated.

~~5.7.1.~~5.6.1.    Loan Account. The Administrative Agent shall maintain in accordance with its usual and customary practices an account or accounts (“Loan Account”) evidencing the Debt of the Borrowers resulting from the Term Loan from time to time. Any failure of the Administrative Agent to record anything in the Loan Account, or any error in doing so, shall not limit or otherwise affect the obligation of the Borrowers to pay any amount owing hereunder. The Administrative Agent may maintain a single Loan Account in the name of the Borrower Agent.

~~5.7.2.~~5.6.2.    Entries Binding. Entries made in the Loan Account shall constitute presumptive evidence of the information contained therein. If any information contained in the Loan Account is provided to or inspected by any Person, then such information shall be conclusive and binding on such Person for all purposes absent manifest error, except to the extent such Person notifies the Administrative Agent in writing within 30 days after receipt or inspection that specific information is subject to dispute.

~~5.8.~~5.7.    Taxes.

~~5.8.1.~~5.7.1.    Generally. If any Taxes (except Excluded Taxes) shall be payable by any party due to the execution, delivery, issuance or recording of any Loan Documents, or the creation or repayment of any Obligations, the Borrowers shall pay (and shall promptly reimburse the Agents and the Lenders for their payment of) all such Taxes, including, without limitation, any interest and penalties thereon, and will indemnify and hold harmless Indemnitees against all liability in connection therewith. Without limiting the foregoing provisions, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority, or at the option of the Administrative Agent timely reimburse it for the payment of any Other Taxes, in accordance with Applicable Law.

~~5.8.2.~~5.7.2.    Withholding Taxes. All payments to the Agents or the Lenders (or any successor or assignee thereof) by or on account of a Loan Party under this Agreement or any other Loan Document shall be made free and clear of and without deduction or withholding for any and all Taxes unless required by Applicable Law. If any Loan Party shall be required by Applicable Law to withhold or deduct any Taxes with respect to any sum payable under any Loan Documents, (a) if such Taxes are Indemnified Taxes, the sum payable to such Agent or such Lender shall be increased as may be necessary so that, after making all required withholding or deductions (including withholding or deduction applicable to additional amounts paid under this Section 5.8.2), such Agent or such Lender (as the case may be) receives an amount equal to the sum it would have received had no such withholding or deductions been made; (b) such Loan Party shall make such withholding or deductions; and (c) such Loan Party shall timely pay the full amount withheld or deducted to the relevant taxing or other authority in accordance with Applicable Law.

~~5.8.3.~~5.7.3.    Indemnity. Each Loan Party shall indemnify and hold harmless each of the Lenders and the Agents for the full amount of Indemnified Taxes imposed on or paid by such Lender or any such Agent and any liability (including, without limitation, penalties, interest and expenses payable or incurred in connection therewith) arising from or with respect to such Taxes, whether or not they were correctly or legally imposed or asserted. Payment under this indemnification shall be made within 10 days from the date the applicable Agent or the relevant Lender, as the case may be, makes written demand for it. A certificate containing reasonable detail as to the amount of such Taxes submitted to the relevant Loan Party by an Agent or the relevant Lender shall be conclusive evidence, absent manifest error, of the amount due from such Borrower to such Agent or such Lender, as the case may be.

~~5.8.4.~~5.7.4.    Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority, the Borrowers shall deliver, or cause to be delivered, to the Agent and the applicable Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent and such Lender.

~~5.8.5.~~5.7.5.    Treatment of Certain Refunds. If the Agent or any Lender has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Loan Parties or with respect to which a Loan Party has paid additional amounts pursuant to this Section 5.8, it shall pay to such Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of the Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Parties, upon the request of the Agent or such Lender, agree to repay the amount paid over to the Loan Parties (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender in the event the Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 5.8.5, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 5.8.5 the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise with respect to such refund Tax had never been paid. This subsection shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Loan Parties or any other Person.

~~5.8.6.~~5.7.6.    Survival. Each party’s obligations under this Section 5.8 shall survive the resignation or replacement of the Agent, the replacement of a Lender, the expiration or termination of this Agreement and the other Loan Documents and the satisfaction or discharge of all obligations under any Loan Document.

~~5.9.~~5.8.    Withholding Tax Exemption. At least five Business Days prior to the first date for payment of interest or fees hereunder to a Foreign Lender, the Foreign Lender shall, if applicable, deliver to the US Borrower and the Administrative Agent two duly completed copies of IRS Form W-8BEN, W-8BEN-E or W-8ECI (or any subsequent replacement or substitute form therefor), as applicable, certifying that such Lender can receive payment of Obligations without deduction or withholding of any United States federal income taxes. Each Foreign Lender shall deliver to the US Borrower and the Administrative Agent two additional copies of such form before the preceding form expires or becomes obsolete or after the occurrence of any event requiring a change in the form, as well as any amendments, extensions or renewals thereof as may be reasonably requested by the US Borrower or the Administrative Agent, in each case, certifying that the Foreign Lender can receive payment of Obligations without deduction or withholding of any such taxes, unless an event (including any change in treaty or law) has occurred that renders such forms inapplicable or prevents the Foreign Lender from certifying that it can receive payments without deduction or withholding of such taxes. During any period that a Foreign Lender does not or is unable to establish that it can receive payments without deduction or withholding of such taxes, other than by reason of an event (including any change in treaty or law) that occurs after it becomes a Lender, the Administrative Agent may withhold US Taxes from payments to such Foreign Lender at the applicable statutory and treaty rates, and the Borrowers shall not be required to pay any additional amounts under Section 5.8 or this Section 5.9 as a result of such withholding. Each Lender or Agent that is organized under the laws of the United States, or any state or district thereof shall provide to the US Borrower (and in the case of a Lender, to the Administrative Agent) two duly executed copies of IRS Form W-9. In the event that any Lender or any Agent does not comply with the requirements of this Section 5.9, the US Borrower may withhold taxes from payments to such Lender or such Agent as required by Applicable Law. In the event of the resignation of the Administrative Agent pursuant to Section 12.8 hereunder, the successor Administrative Agent shall be subject to the provisions of this Section 5.9 in the same manner as a its predecessor Administrative Agent, and shall be required to provide the appropriate IRS Form W-8BEN, W-8BEN-E or W-8ECI to the US Borrower as required in this Section 5.9. In the event that the successor Administrative Agent does not comply with the requirements of this Section 5.9, the US Borrower may withhold US Taxes from payments to such successor Administrative Agent as required by Applicable Law.

~~5.10.~~5.9.    Currency Matters. Dollars are the currency of account and payment for each and every sum at any time due from the Borrowers hereunder.

~~5.11.~~5.10.    Increased Costs. If any change in ~~law~~any law (including without limitation any Change in Law), shall subject the Agent or any Lender to any Taxes (other than Excluded Taxes and Indemnified Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto and the result of any of the foregoing shall be to increase the cost to such Lender or the Agent of making, converting to, continuing or maintaining any loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender or the Agent of participating in, issuing or maintaining any letter of credit (or of maintaining its obligation to participate in or to issue any letter of credit), or to reduce the amount of any sum received or receivable by such Lender or the Agent hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or the Agent, the Borrower will pay to such Lender or the Agent, as the case may be, such additional amount or amounts as will compensate such Lender or the Agent, as the case may be, for such additional costs incurred or reduction suffered.

SECTION 6.    CONDITIONS PRECEDENT

6.1.    Conditions Precedent to Effectiveness of Agreement. This Agreement shall not be effective and the Lenders shall not be required to fund their respective portions of the Term Loan hereunder until the date that each of the following conditions has been satisfied (in each case, in form and substance satisfactory to the Administrative Agent and each of the Lenders):

(a)    Notes shall have been executed by the Borrowers and delivered to each Lender that requests issuance of a Note. Each other Loan Document shall have been duly executed and delivered to the Administrative Agent by each of the signatories thereto, and each Loan Party shall be in compliance with all terms thereof.

(b)    The Administrative Agent shall be satisfied that the Security Documents shall be effective to create in favor of the Administrative Agent a legal, valid and enforceable security interest in and Lien upon the Collateral (subject only to the first priority security interest and Lien in favor of the Revolving Agent or the Canadian Revolving Agent) and shall have received (i) to the extent not previously delivered to the Administrative Agent prior to the date hereof, evidence that all filings, recordings, deliveries of instruments and other actions necessary or desirable in the commercially reasonable opinion of the Administrative Agent to protect and preserve such security interests shall have been duly effected, (ii) UCC, PPSA and Lien searches (and the equivalent thereof in all applicable foreign jurisdictions) and other evidence reasonably satisfactory to the Administrative Agent that such Liens are the only Liens upon the Collateral, except Permitted Liens, (iii) to the extent not previously delivered to the Administrative Agent prior to the date hereof, evidence that the payment (or evidence of provision for payment) of all filing and recording fees and taxes due and payable in respect thereof has been made in form and substance reasonably satisfactory to the Administrative Agent and (iv) to the extent not previously delivered to the Administrative Agent prior to the date hereof, all Lien Waivers and Lien Priority Agreements necessary or desirable in the reasonable opinion of the Administrative Agent.

(c)    To the extent not previously delivered to the Administrative Agent prior to the date hereof, the Administrative Agent shall have received (i) duly executed copies of the Revolving Loan Agreement, the Damiani Debt Documents, the Montrovest Debt Documents, the Management Agreement, the Rolex USA Documents and the Rolex Canada Documents, certified by a Senior Officer of the Borrowers as complete and correct (with such certification to be in such Person’s capacity as a Senior Officer of the Borrowers and not in such Person’s individual capacity), and the Administrative Agent shall be satisfied with the terms and conditions and provisions thereof, which documents shall be in full force and effect and without amendment except attached thereto; and (ii) duly executed estoppel letters with respect to consignment filings on record in any province in Canada to the extent that the collateral description in such consignment filings is not sufficiently limited as determined by the Administrative Agent in its commercially reasonable discretion.

(d)    [Reserved].

(e)    The Administrative Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i)    after giving effect to the Term Loan, the Revolving Loans, and transactions hereunder and under the Revolving Credit Agreement, (A) each Loan Party is Solvent; (B) no Default or Event of Default exists; (C) the representations and warranties set forth in Section 9 are true and correct in all material respects; and (D) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii)    there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii)    the Term Loan made by the Lenders to the Borrowers hereunder is and shall remain in full compliance with the Federal Reserve’s margin regulations and other similar Applicable Laws;

(iv)    no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(v)    no Material Adverse Effect shall have occurred since March 29, 2014;

(vi)    the Revolving Loan Documents shall be in full force and effect and no default or event of default shall exist thereunder; and

(vii)    there is no default in existence under any Material Contract by a Loan Party.

(f)    The Administrative Agent shall have received a certificate of a duly authorized officer of each Loan Party (with such certification to be in such Person’s capacity as an officer of such Loan Party and not in such Person’s individual capacity), certifying (i) that the attached copy of such Loan Party’s Organizational Documents (including, without limitation, such Loan Party’s charter documents) are true and complete and in full force and effect, and remain in full force and effect, (ii) that an attached copy of resolutions authorizing execution and delivery of the Loan Documents is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, and constitute all resolutions adopted with respect to this credit facility, and (iii) to the title, name and signature of each Person authorized to sign the Loan Documents. The Administrative Agent may conclusively rely on this certificate until it is otherwise notified by the applicable Loan Party in writing.

(g)    Each of the Lenders and the Agents shall have received favorable legal opinions addressed to the Lenders and the Agents, dated as of the Third Amendment Effective Date, in form and substance reasonably satisfactory to the Lenders and the Agents, from (i) Holland & Knight LLP, US counsel to the Borrowers and their Subsidiaries; (ii) Stikeman Elliott LLP, Canadian counsel to the Borrowers and their Subsidiaries; and (iii) local Canadian counsel to the Borrowers and their Subsidiaries with respect to filing and perfection matters in the applicable provinces and territories of Canada.

(h)    The Administrative Agent shall have received good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(i)    The Administrative Agent shall (i) be reasonably satisfied with the amount, types and terms and conditions of all insurance maintained by the Loan Parties and their Subsidiaries, and (ii) have received certificates of insurance identifying insurers, types of insurance, insurance limits and policy terms and with endorsements naming the Administrative Agent, for the benefit of the Lenders, as lender’s loss payee or additional insured, as applicable, with respect to each insurance policy required to be maintained with respect to the Collateral and otherwise in form and substance reasonably satisfactory to the Administrative Agent.

(j)    The Administrative Agent shall be satisfied that no Material Adverse Effect shall have occurred since March 29, 2014.

(k)    The Borrowers shall have paid to the Agent those fees due on the Third Amendment Effective Date in the amounts set forth herein.

(l)    The Borrowers shall have consummated the transactions contemplated by the Revolving Loan Documents (including any amendments thereof) and such documents shall be in full force and effect, and there shall be no Default or Event of Default existing under the Revolving Loan Documents on the Third Amendment Effective Date.

(m)    To the extent not previously delivered to the Administrative Agent prior to the date hereof, the Administrative Agent shall have received duly executed copies of the Management Subordination Agreement and the Montrovest Subordination Agreement, each of which shall be in form and substance satisfactory to the Administrative Agent and which shall be in full force and effect.

(n)    The Administrative Agent shall have received a flow of funds, in form and substance satisfactory to the Administrative Agent.

(o)    The Administrative Agent shall have entered into the Intercreditor Agreement with the Revolving Loan Agent which agreement shall be in form and substance satisfactory to the Administrative Agent.

(p)    The Administrative Agent shall have received a Borrowing Base Certificate indicating that Revolver Excess Availability as of the Third Amendment Effective Date, after giving effect to the transactions contemplated hereby (including the making of the Term Loan on the Third Amendment Effective Date) and by the Revolving Loan Documents, is not less than $11,500,000.

(q)    The Administrative Agent shall have received a certificate of a duly authorized officer of each Loan Party (with such certification to be in such Person’s capacity as an officer of such Loan Party and not in such Person’s individual capacity), either (i) attaching copies of all consents, licenses and approvals required in connection with the execution, delivery and performance by such Loan Party and the validity against such Loan Party of the Loan Documents to which it is a party, and such consents, licenses and approvals shall be in full force and effect, or (ii) stating that no such consents, licenses or approvals are so required.

(r)    The Administrative Agent shall have received (i) the audited financial statements of the Borrowers for the Fiscal Year ended on March 29, 2014, (ii) the unaudited financial statements of the Borrowers for the period ending September 27, 2014, and (iii) forecasts prepared by management of the Borrowers of balance sheets, income statements and cash flow statements of the Borrowers on a monthly basis for the current Fiscal Year and next twelve months, and there shall have been no material misstatements in or omissions from the materials previously furnished to the Administrative Agent for its review.

(s)    The Administrative Agent shall have received all payoff letters or other relevant assignment of loans and withdrawal or transfer of existing agent agreements and documentation evidencing the payment in full of the existing lenders under the Second Amended and Restated Loan Agreement and the assignment of the agent under the Second Amended and Restated Loan Agreement to the Agent hereunder, along with collateral release, assignment or transfer documentation in connection therewith.

(t)    The Administrative Agent shall have received a draft amendment to the Montrovest LC naming the Administrative Agent as a notice addressee thereof and must be in form and substance reasonably satisfactory to the Administrative Agent.

(u)    There have occurred no material changes in governmental regulations or policies adversely affecting the Loan Parties, the Administrative Agent or the Lenders party to this transaction.

(v)    The Administrative Agent shall have received the executed Fifth Amendment to the Revolving Credit Agreement in form and substance reasonably satisfactory to the Administrative Agent.

6.2.     ~~Condition Subsequent. By the end of the second Business Day following the Closing Date (or such longer period as determined by the Administrative Agent in its sole discretion), the amendment to the Montrovest LC naming the Administrative Agent as a notice addressee thereof shall have been finalized and provided to the Administrative Agent.~~ [Reserved].

6.3.    Limited Waiver of Conditions Precedent. If the Administrative Agent or the Lenders fund the Term Loan when any conditions precedent are not satisfied (regardless of whether the lack of satisfaction was known or unknown at the time), it shall not operate as a waiver of any Default or Event of Default due to such failure of conditions or otherwise.

SECTION 7.    COLLATERAL SECURITY AND GUARANTEES

7.1.    Grant of Security Interest. To secure the prompt payment and performance of all Obligations, each Loan Party hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a continuing security interest in and Lien upon all Property of such Loan Party, including all of the following Property, whether now owned or hereafter acquired, and wherever located:

(a)    all Accounts;

(b)    all Chattel Paper, including electronic chattel paper;

(c)    all Commercial Tort Claims, including, without limitation, those Commercial Tort Claims identified on Schedule 7.1 (as such Schedule may be updated by the Administrative Agent from time to time);

(d)    all Deposit Accounts;

(e)    all Documents;

(f)    all General Intangibles, including Payment Intangibles, Software and Intellectual Property;

(g)    all Goods, including Inventory, Equipment and Fixtures;

(h)    all Instruments;

(i)    all Investment Property;

(j)    all Letter-of-Credit Rights;

(k)    all Supporting Obligations;

(l)    all monies, whether or not in the possession or under the control of an Agent, a Lender, or a bailee or Affiliate of an Agent or a Lender, including any Cash Collateral;

(m)    all accessions to, substitutions for, and all replacements, products, and cash and non-cash proceeds of the foregoing, including proceeds of and unearned premiums with respect to insurance policies, and claims against any Person for loss, damage or destruction of any Collateral; and

(n)    all books and records (including customer lists, files, correspondence, tapes, computer programs, print-outs and computer records) pertaining to the foregoing.

7.2.    Deposit Accounts; Cash Collateral; Credit Card Agreements.

7.2.1.    Bank Accounts.

(a)    To further secure the prompt payment and performance of all Obligations, each Loan Party hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a continuing security interest in and Lien upon all of such Loan Party’s right, title and interest in and to each Deposit Account of such Loan Party and any deposits or other sums at any time credited to any such Deposit Account, including any sums in any blocked or lockbox accounts or in any accounts into which such sums are swept. Upon the occurrence and during the continuance of an Event of Default, each Loan Party authorizes and directs each bank or other depository to deliver to the Administrative Agent, on a daily basis, all balances in each Deposit Account (other than an Exempt Deposit Account) maintained by such Loan Party with such depository for application to the Obligations in accordance with Section 5.5. Each Loan Party irrevocably appoints the Administrative Agent as such Loan Party’s attorney-in-fact to collect such balances to the extent any such delivery is not so made.

(b)     Schedule 7.2.1 sets forth the account numbers and locations of all Deposit Accounts (and related lockbox arrangements) of each Loan Party as of the ~~Third~~Fourth Amendment Effective Date. Each Loan Party shall be the sole account holder of each Deposit Account and shall not allow any other Person (other than the Administrative Agent and, subject to the Intercreditor Agreement, the Revolving Agent or the Canadian Revolving Agent) to have control over a Deposit Account. Contemporaneously with the delivery of quarterly financial statements, each Loan Party shall notify the Agents of any opening or closing of a Deposit Account since the last such report (or, in the case of the first such report, since the Third Amendment Effective Date) and will provide an updated Schedule 7.2.1 to reflect the same.

(c)    Each Concentration Account, each Dominion Account, and each other Deposit Account into which Accounts from credit card processors are deposited, and, following the occurrence and during the continuance of an Event of Default, at the request of the Administrative Agent, any other Deposit Account (other than Exempt Deposit Accounts) shall be subject to control arrangements or lockbox or other arrangements reasonably acceptable to the Agents. None of the Agents or the Lenders assume any responsibility to any Loan Party for any lockbox arrangement or Dominion Account, including any claim of accord and satisfaction or release with respect to any Payment Items accepted by any bank.

(d)    No Loan Party shall, or shall cause or permit any Subsidiary to, accumulate or maintain cash in a disbursement account or payroll account, as of any date of determination, in excess of checks outstanding against such account as of that date and amounts necessary to meet minimum balance requirements.

7.2.2.    Cash Collateral. Any Cash Collateral may be invested, in the Agents’ discretion, in Cash Equivalents, but the Agents shall not have any duty to do so, regardless of any agreement, understanding or course of dealing with any Loan Party, and shall have no responsibility for any investment or loss. Each Loan Party hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a security interest in and Lien upon all Cash Collateral held from time to time and all proceeds thereof, as security for the Obligations, whether such Cash Collateral is held in the Cash Collateral Account or elsewhere. The Administrative Agent may apply Cash Collateral to the payment of any Obligations in accordance with Section 5.5. Upon the occurrence and during the continuance of an Event of Default, the Cash Collateral Account and all Cash Collateral shall be under the sole dominion and control of the Administrative Agent. No Loan Party or other Person claiming through or on behalf of any Loan Party shall have any right to any Cash Collateral, until Full Payment of all Obligations.

7.2.3.    Credit Card Arrangements. Schedule 7.2.3 sets forth all arrangements to which any Loan Party is a party as of the ~~Third~~Fourth Amendment Effective Date with respect to the payment to any Loan Party of the proceeds of credit card charges for sales by such Loan Party. The Loan Parties shall deliver to the Administrative Agent Credit Card Agreements instructing each of their credit card processors to transfer all amounts owing by such processor to a Loan Party directly to the applicable Concentration Account or a Dominion Account, with such Credit Card Agreements to be executed by each relevant Loan Party and the applicable credit card processor. Contemporaneously with the delivery of quarterly financial statements, each Loan Party shall provide an updated Schedule 7.2.3 to reflect any additional credit card arrangements to which any Borrower or any Subsidiary is from time to time a party and shall deliver a Credit Card Agreement to the Agents upon entry into such additional credit card arrangements.

7.3.    Lien on Real Estate.

7.3.1.    Lien on Real Estate. The Obligations shall also be secured by Mortgages upon all Real Estate owned by the Loan Parties (if any). The Mortgages shall be duly recorded, at the Borrowers’ expense, in each office where such recording is required to constitute a fully perfected Lien on the Real Estate covered thereby. If any Loan Party acquires Real Estate hereafter, the Borrowers shall, within 30 days, execute, deliver and record a Mortgage sufficient to create a Lien in favor of the Administrative Agent (subject only to the first priority Lien in favor of the Revolving Agent or the Canadian Revolving Agent) on such Real Estate, and shall deliver all Related Real Estate Documents.

7.3.2.    Collateral Assignment of Leases. To further secure the prompt payment and performance of all Obligations, each Loan Party hereby collaterally transfers and assigns to the Administrative Agent, for the benefit of the Secured Parties, all of such Loan Party’s right, title and interest in, to and under all now or hereafter existing leases of real Property to which such Loan Party is a party, whether as lessor or lessee, and all extensions, renewals and modifications thereof.

7.4.    Other Collateral.

7.4.1.    Commercial Tort Claims. The Borrowers shall promptly notify the Agents in writing if any Loan Party has a Commercial Tort Claim and, upon the Administrative Agent’s request, shall promptly execute such documents and take such actions as the Administrative Agent deems appropriate to confer upon the Administrative Agent (for the benefit of the Secured Parties) a duly perfected Lien upon such claim (subject only to the first priority Lien of the Revolving Agent or the Canadian Revolving Agent, as applicable).

7.4.2.    Certain After-Acquired Collateral. The Borrowers shall promptly notify the Agents in writing if, after the Third Amendment Effective Date, any Loan Party obtains any interest in any Collateral consisting of Deposit Accounts, Chattel Paper, Documents, Instruments, material Intellectual Property, Investment Property or Letter-of-Credit Rights and, upon the Administrative Agent’s request, shall promptly execute such documents and take such actions as the Administrative Agent deems appropriate to effect the Administrative Agent’s duly perfected Lien upon such Collateral (subject only to the Lien of the Revolving Agent or the Canadian Revolving Agent, as applicable), including obtaining any appropriate possession, control agreement, Lien Waiver or Lien Priority Agreement. If any Collateral is in the possession of a third party, at the Administrative Agent’s request, the applicable Loan Party shall obtain an acknowledgment that such third party holds the Collateral for the benefit of the Administrative Agent.

7.5.    No Assumption of Liability. The Lien on Collateral granted hereunder is given as security only and shall not subject any Agent or any Secured Party to, or in any way modify, any obligation or liability of the Loan Parties relating to any Collateral.

7.6.    Further Assurances. Promptly upon request, the Loan Parties shall deliver such instruments, assignments, title certificates, or other documents or agreements, and shall take such actions, as the Administrative Agent deems appropriate under Applicable Law to evidence or perfect its Lien on any Collateral, or otherwise to give effect to the intent of this Agreement. Each Loan Party authorizes the Administrative Agent to file any financing statement that indicates the Collateral as “all assets” or “all personal property” of such Loan Party, or words to similar effect, and ratifies any action taken by the Administrative Agent before the Third Amendment Effective Date to effect or perfect its Lien on any Collateral.

7.7.    Guarantees by the Borrowers.

7.7.1.    Guarantees. For value received and hereby acknowledged and as an inducement to the Lenders to make the Term Loan, each Borrower hereby unconditionally and irrevocably guarantees (i) the full punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of each other Loan Party now or hereafter existing whether for principal, interest, fees, expenses or otherwise, and (ii) the strict performance and observance by each other Loan Party of all agreements, warranties and covenants applicable to such other Loan Party in this Agreement and the other Loan Documents and (iii) the obligations of each other Loan Party under this Agreement and the other Loan Documents (such Obligations collectively being hereafter referred to as the “Guaranteed Obligations”).

7.7.2.    Guarantees Absolute. Each Borrower guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms hereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Lenders with respect thereto. The liability of each Borrower under its respective guaranty of the Guaranteed Obligations shall be absolute and unconditional irrespective of:

(a)    any Loan Party’s lack of authorization, execution, validity or enforceability of this Agreement or any other Loan Document and any amendment hereof (with regard to such Guaranteed Obligations), or any other obligation, agreement or instrument relating thereto (it being agreed by each Borrower that its Guaranteed Obligations shall not be discharged prior to Full Payment of all of the Obligations) or any failure to obtain any necessary governmental consent or approvals or necessary third party consents or approvals;

(b)    any Agent’s or any Lender’s exercise or enforcement of, or failure or delay in exercising or enforcing, legal proceedings to collect the Obligations or the Guaranteed Obligations or any power, right or remedy with respect to any of the Obligations or the Guaranteed Obligations, including (i) any suspension of any Agent’s or any Lender’s right to enforce any Borrower’s Guaranteed Obligations, or (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other amendment or waiver of or any consent to departure from this Agreement or the other Loan Documents (with regard to such Guaranteed Obligations) or any other agreement or instrument governing or evidencing any of the Guaranteed Obligations;

(c)    any exchange, release, unenforceability, non-opposability or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(d)    any change in ownership of any Loan Party;

(e)    any acceptance of any partial payment(s) from any Loan Party;

(f)    any insolvency, bankruptcy, reorganization, arrangement, adjustment, composition, assignment for the benefit of creditors, appointment of a receiver, interim receiver, receiver and manager, monitor or trustee for all or any part of any Loan Party’s assets;

(g)    any assignment, participation or other transfer or reallocation, in whole or in part, of any Agent’s or any Lender’s interest in and rights under this Agreement or any other Loan Document, or of any Agent’s or any Lender’s interest in the Obligations or the Guaranteed Obligations;

(h)    any cancellation, renunciation or surrender of any pledge, guaranty or any debt instrument evidencing the Obligations or the Guaranteed Obligations;

(i)    any Agent’s or any Lender’s vote, claim, distribution, election, acceptance, action or inaction in any proceeding under any Insolvency Proceeding related to the Obligations or the Guaranteed Obligations; or

(j)    any other action or circumstance, other than payment, which might otherwise constitute a defense available to, or a discharge of, any Borrower in respect of its Guaranteed Obligations (other than the defense of payment in full).

The guarantees contained in this Section 7.7 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any Guaranteed Obligation is rescinded or must otherwise be returned by the Agents or any Lender upon the insolvency, bankruptcy or reorganization of any Loan Party or otherwise, all as though such payment had not been made.

7.7.3.    Effectiveness; Enforcement. The guarantee of each Borrower hereunder shall be effective and shall be deemed to be made with respect to the Term Loan and the other Obligations. No invalidity, irregularity or unenforceability by reason of any Insolvency Proceeding, or any law or order of any government or agency thereof purporting to reduce, amend or otherwise affect any liability of any Loan Party, and no defect in or insufficiency or want of powers of any Loan Party or irregular or improperly recorded exercise thereof, shall impair, affect, be a defense to or claim against either guarantee. Each guarantee hereunder is a continuing guarantee and shall (a) survive any termination of this Agreement, and (b) remain in full force and effect until Full Payment of the Obligations to which such guarantee relates. The guarantee of each Borrower under this Agreement is made for the benefit of the Agents and the Lenders and their successors and assigns, and may be enforced from time to time as often as occasion therefor may arise and without requirement on the part of the Agents or the Lenders first to exercise any rights against any other Loan Party, or to resort to any other source or means of obtaining payment of any of the Guaranteed Obligations or to elect any other remedy.

7.7.4.    Waiver. Each Borrower hereby renounces to the benefits of division and discussion with respect to their respective guarantees. Each Borrower hereby waives promptness, diligence, protest, notice of protest, all suretyship defenses, notice of acceptance and any other notice with respect to any of its Guaranteed Obligations and its guarantee and any requirement that any Agent or any Lender secure, render enforceable or opposable, perfect or protect any security interest or Lien on any property subject thereto or exhaust any right or take any action against any other Loan Party or any other Person or any Collateral. Each Borrower also irrevocably waives, to the fullest extent permitted by Applicable Law, all defenses which at any time may be available to it in respect of its Guaranteed Obligations by virtue of any statute of limitations, valuation, stay, moratorium law or similar law now or hereinafter in effect.

7.7.5.    Subordination; Subrogation. Until the Full Payment of all of the Obligations, each Borrower agrees not to exercise, and each Borrower hereby waives, any rights against any other Loan Party as a result of payment by such Borrower hereunder, or payment under the Montrovest LC by way of subrogation, reimbursement, restitution, contribution or otherwise, and such Borrower will not prove any claim in competition with any Agent or any Lender in respect of any payment hereunder in any proceedings of any nature in any Insolvency Proceeding; no Borrower will claim any set-off, recoupment or counterclaim against any other Loan Party in respect of any liability of a Loan Party to any other Loan Party; and each Borrower waives any benefit of and any right to participate in the Montrovest LC or any Collateral which may be held by any Secured Party. Each Borrower agrees that, after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any Debt of any other Loan Party to such Borrower until Full Payment of all of the Obligations. If, notwithstanding the foregoing sentence, any Borrower shall collect, enforce or receive any amounts in respect of the Debt of any other Loan Party in violation of the foregoing sentence while any Obligations of such other Loan Party are still outstanding or while any Commitments are outstanding, such amounts shall be collected, enforced and received by such Borrower as trustee for the Administrative Agent and the Lenders and be paid over to the Administrative Agent, for the benefit of the Agents and the Lenders on account of the Obligations of such Borrower without affecting in any manner the liability of such Borrower under the other provisions hereof. The provisions of this section shall survive the expiration or termination of this Agreement and the other Loan Documents.

7.7.6.    Payments. Each Borrower agrees to pay its Guaranteed Obligations in the currency in which such Obligation is payable by the other Loan Parties and all payments by such Borrower hereunder shall be made without setoff or counterclaim and shall be free and clear of and without deduction for any foreign or domestic Taxes, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless such Borrower is required by Applicable Law to make such deduction or withholding.

7.7.7.    Receipt of Information. Each Borrower acknowledges and confirms that it itself has established its own adequate means of obtaining from the other Loan Parties on a continuing basis all information desired by such Borrower concerning the financial condition of the other Loan Parties and that such Borrower will look to the other Loan Parties and not to the Agents or any Lender in order to keep adequately informed of changes in the such other Loan Parties’ financial condition.

7.8.    Guarantees by the Subsidiaries. The Obligations shall also be guaranteed pursuant to the terms of each other Guaranty. The obligations of the Guarantors under each Guaranty are in turn secured by a perfected security interest in and Lien upon (subject only to (i) the first priority security interest and Lien in favor of the Revolving Agent or the Canadian Revolving Agent, and (ii) Permitted Liens entitled to priority under Applicable Law) all of the assets of each such Guarantor, whether now owned or hereafter acquired, pursuant to the terms of this Agreement and the Security Documents to which such Guarantor is a party.

7.9.    Intercompany Debt Subordination Arrangements. Each Loan Party agrees that, after the occurrence and during the continuance of any Default or Event of Default, such Loan Party will not demand, sue for or otherwise attempt to collect any Debt of the other Loan Party owing to such Loan Party until Full Payment of the Obligations. If, notwithstanding the foregoing sentence, any Loan Party shall collect, enforce or receive any amounts in respect of the Debt of the other Loan Party in violation of the foregoing sentence prior to the Full Payment of the Obligations, such amounts shall be collected, enforced and received by such Loan Party as trustee for the Lenders and the Agents and be paid over to the Administrative Agent, for the benefit of the Lenders and the Agents on account of the Obligations of the Loan Parties without affecting in any manner the liability of the Loan Parties under the other provisions hereof or of any other Loan Document. In addition, until the Full Payment of the Obligations, each Loan Party agrees not to exercise, and each Loan Party hereby waives, any rights against any other Loan Party as a result of payment by such Loan Party hereunder, by way of subrogation, reimbursement, restitution, contribution or otherwise, and such Loan Party will not prove any claim in competition with any Agent or any Lender in respect of any payment hereunder in any proceedings of any nature in any Insolvency Proceeding; no Loan Party will claim any set-off, recoupment or counterclaim against the other Loan Party in respect of any liability of one Loan Party to the other Loan Party; and each Loan Party waives any benefit of and any right to participate in any Collateral which may be held by any Secured Party. The provisions of this Section 7.9 shall survive the expiration or termination of this Agreement and the other Loan Documents.

SECTION 8.    COLLATERAL ADMINISTRATION

8.1.    Borrowing Base Certificates. Each Borrower shall deliver to the Agents, on each Business Day, a Borrowing Base Certificate setting forth, among other things, the Term Loan Borrowing Capacity and the Revolving Borrowing Capacity as at the immediately preceding Business Day; provided that the Borrowers shall only be required to report Eligible Inventory, Eligible Major Credit Card Receivables, and Eligible Private Label and Corporate Accounts (collectively, the “Borrowing Base Collateral”) weekly, such reporting to be updated not later than Wednesday of each week, and reflecting such Borrowing Base Collateral as at the end of the week most recently ended. All calculations of Revolver Excess Availability shall originally be made by the Borrowers and certified by a Senior Officer (with such certification to be in such Person’s capacity as a Senior Officer of a Loan Party and not in such Person’s individual capacity); provided that until the Full Payment (as defined in the Revolving Credit Agreement) of the Revolving Loan Debt and the termination of the “Commitments” (as defined in the Revolving Credit Agreement), the Revolving Agent (subject to the limitations contained in the Intercreditor Agreement) may from time to time review and adjust (and thereafter, the Agents may review and adjust) any such calculation (a) to reflect its reasonable estimate of declines in value of any Collateral included in any of the Term Loan Borrowing Capacity due to collections received in the Concentration Accounts or to reflect any events or circumstances affecting such Collateral; (b) to adjust advance rates to reflect changes in dilution, quality, mix and other factors affecting Collateral included in any of the Term Loan Borrowing Capacity; (c) to the extent the calculation is not made in accordance with this Agreement or does not accurately reflect the Availability Reserves and (d) to address the Montrovest LC and any changes to the Montrovest LC Effective Advance Rate. Each Borrowing Base Certificate delivered by the Borrowers shall be accompanied by a certificate, in form and substance satisfactory to the Agents and certified by a Senior Officer, as to the balances of each Deposit Account.

8.2.    Account Verification. Whether or not a Default or Event of Default exists, the Administrative Agent shall have the right at any time, in the name of the Administrative Agent, any designee of the Administrative Agent or any Loan Party to verify the validity, amount or any other matter relating to any Accounts of the Loan Parties by mail, telephone or otherwise. The Loan Parties shall cooperate fully with the Administrative Agent in an effort to facilitate and promptly conclude any such verification process.

8.3.    Administration of Inventory.

8.3.1.    Records and Reports of Inventory. Each Loan Party shall keep accurate and complete records of its Inventory and the Borrowers shall submit to the Administrative Agent inventory reports as provided in Section 10.1.1. Each Borrower, Birks US and Mayor’s Florida shall conduct periodic cycle counts covering the entire Inventory at least once per calendar year (and on a more frequent basis if requested by any Agent when an Event of Default exists) consistent with historical practices, and shall provide to the Agents a report based on each such inventory and count promptly upon completion thereof, together with such supporting information as any Agent may reasonably request. The Agents may participate in and observe each inventory or physical count.

8.3.2.    Returns of Inventory. No Loan Party shall return any Inventory to a supplier, vendor or other Person, whether for cash, credit or otherwise, unless (a) such return is in the Ordinary Course of Business or (b) no Event of Default exists or would result therefrom.

8.3.3.    Acquisition, Sale and Maintenance. No Loan Party shall acquire or accept any Inventory which is part of the Term Loan Borrowing Capacity on consignment or approval. Other than as set forth in Schedule 8.3.3, no Loan Party shall sell any Inventory on consignment or approval in which such Loan Party acts as consignor unless otherwise expressly permitted by the Agents in their sole discretion. The Loan Parties shall use, store and maintain all Inventory with reasonable care and caution, in accordance with applicable standards of any insurance and in conformity with all Applicable Law, and shall make current rent payments (within applicable grace periods provided for in leases) at all locations where Collateral is located, stored, used or held.

8.4.    [Reserved].

8.5.    General Provisions.

8.5.1.    Location of Collateral. All tangible items of Collateral (other than Inventory in transit, Inventory located on the premises of a processor who executed a Lien Waiver in favor of the Administrative Agent, and certificated securities in the possession of (i) the Administrative Agent, or (ii) the Revolving Agent or the Canadian Revolving Agent, as agent for the Administrative Agent in accordance with the terms of the Intercreditor Agreement), shall at all times be kept by the US Loan Parties at the business locations set forth in Schedule ~~8.5.1,~~8.5.1 in the United States and by the Canadian Loan Parties at the business locations set forth in Schedule 8.51 in Canada, except that the US Loan Parties may move Collateral to another location in the United States (or, with respect to Collateral owned by the Canadian Borrower or another Canadian Loan Party, Canada), so long as, if such Collateral has an aggregate value of more than the Dollar Equivalent of $500,000, the Borrower Agent has (i) provided the Agents with 30 Business Days’ prior written notice thereof, and (ii) other than with respect to Collateral in which the Lien in favor of the Administrative Agent may be perfected solely by filing with the Secretary of State (or similar Governmental Authority) of the applicable Loan Party’s jurisdiction of organization or other applicable jurisdiction as required by Applicable Law and has been so perfected, delivered to the Administrative Agent evidence that all filings, recordings and registrations that are necessary or desirable to perfect the Lien in favor of the Administrative Agent, for the benefit of the Secured Parties, have been made (it is acknowledged that so long as all filings, recordings and registrations made against the US Loan Parties that are necessary or desirable to perfect the security interest in favor of the Applicable Agent on record as of the Third Amendment Effective Date remain on record, no additional filings with the Secretary of State of the State of Incorporation of each such US Loan Party shall be required hereunder). Contemporaneously with the delivery of quarterly financial statements, each Loan Party shall provide the Agents with an updated Schedule 8.5.1 to reflect the locations of all tangible items of Collateral, other than Inventory in transit and certificated securities, which updated Schedule 8.5.1 shall clearly indicate which locations are new since the last delivery of an updated Schedule 8.5.1. The registered offices and chief executive offices and other places of business of each Loan Party and Subsidiary as of the ~~Third~~Fourth Amendment Effective Date are shown on Schedule 8.5.1. In the event of any change in the registered offices and chief executive offices and other places of business of any Loan Party or any Subsidiary, the Borrowers shall deliver to the Agents an updated Schedule 8.5.1. No tangible item of Property owned by a US Loan Party shall be kept in Canada.

8.5.2.    Insurance of Collateral; Condemnation Proceeds.

(a)    Each Loan Party shall maintain insurance with respect to the Collateral, covering casualty, hazard, public liability, theft, malicious mischief, and such other risks, in such amounts, with such endorsements, and with such insurers (rated A or better by A.M. Best Rating Guide) as are reasonably satisfactory to the Agents. All proceeds of Collateral under each policy shall be payable to the Administrative Agent. From time to time upon request, the Loan Parties shall deliver to the Administrative Agent the originals or certified copies of their insurance policies and updated flood plain searches. As soon as practicable and in any event by the last day of each Fiscal Year, the Loan Parties shall deliver to the Agents a report in form and substance reasonably satisfactory to the Agents outlining all material insurance coverage maintained as of the date of such report by the Loan Parties and all material insurance coverage planned to be maintained by the Loan Parties in the immediately succeeding Fiscal Year. Unless the Agents shall agree otherwise, each policy shall include reasonably satisfactory endorsements (i) showing the Administrative Agent as loss payee or additional insured, as appropriate; (ii) requiring 30 days’ prior written notice to the Administrative Agent in the event of cancellation of the policy for any reason whatsoever; and (iii) specifying that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Loan Party or the owner of the Property, nor by the occupation of the premises for purposes more hazardous than are permitted by the policy. If any Loan Party fails to provide and pay for such insurance, the Agents may, at their option, but shall not be required to, procure the insurance and charge the Loan Parties therefor. Each Loan Party agrees to deliver to the Agents, promptly as rendered, copies of all reports made to insurance companies. While no Event of Default exists, the Loan Parties may settle, adjust or compromise any insurance claim, as long as the proceeds are delivered to the Administrative Agent. If an Event of Default exists, only the Agents shall be authorized to settle, adjust and compromise such claims. Without limiting the foregoing, the Loan Parties will (a) keep all of their physical property (and the property of their Subsidiaries) insured with casualty or physical hazard insurance on an “all risks” basis, with broad form flood and, to the extent consistent with prudent business practice for the location in which such property is situated, earthquake coverages and electronic data processing coverage, with a full replacement cost endorsement and an “agreed amount” clause in an amount equal to 100% of the full replacement cost of such property, (b) maintain all such workers’ compensation or similar insurance as may be required by Applicable Law and (c) maintain, in amounts and with deductibles equal to those generally maintained by businesses engaged in similar activities in similar geographic areas, general public or civil liability insurance against claims of bodily injury, death or property damage occurring, on, in or about the properties of the Loan Parties and their Subsidiaries; business interruption insurance; and product liability insurance.

(b)    Any proceeds of insurance (other than proceeds from workers’ compensation or D&O insurance) and any awards arising from condemnation or expropriation of any Collateral shall be paid to the Administrative Agent.

8.5.3.    Protection of Collateral. All expenses of protecting, storing, warehousing, insuring, handling, maintaining and shipping any Collateral, all Taxes (other than Excluded Taxes) payable with respect to any Collateral (including any sale thereof), and all other payments required to be made by the Administrative Agent to any Person to realize upon any Collateral, shall be borne and paid by the Loan Parties. The Agents shall not be liable or responsible in any way for the safekeeping of any Collateral, for any loss or damage thereto (except for reasonable care in its custody while Collateral is in an Agent’s actual possession), for any diminution in the value thereof, or for any act or default of any warehouseman, carrier, forwarding agency or other Person whatsoever, but the same shall be at the Loan Parties’ sole risk.

8.5.4.    Defense of Title to Collateral. Each Loan Party shall at all times defend its title to Collateral and the Administrative Agent’s Liens therein against all Persons, claims and demands whatsoever, except Permitted Liens.

8.6.    Power of Attorney. Each Loan Party hereby irrevocably constitutes and appoints the Administrative Agent (and all Persons designated by the Administrative Agent) as such Loan Party’s true and lawful attorney (and agent-in-fact) for the purposes provided in this Section 8.6. The Administrative Agent, or the Administrative Agent’s designee, may, without notice and in either its or a Loan Party’s name, but at the cost and expense of the Loan Parties:

(a)    Endorse a Loan Party’s name on any Payment Item or other proceeds of Collateral (including proceeds of insurance) that come into the Administrative Agent’s possession or control; and

(b)    During an Event of Default, (i) notify any Account Debtors of the assignment of their Accounts, demand and enforce payment of Accounts, by legal proceedings or otherwise, and generally exercise any rights and remedies with respect to Accounts; (ii) settle, adjust, modify, compromise, discharge or release any Accounts or other Collateral, or any legal proceedings brought to collect Accounts or Collateral; (iii) sell or assign any Accounts and other Collateral upon such terms, for such amounts and at such times as the Administrative Agent deems advisable; (iv) take control, in any manner, of any proceeds of Collateral; (v) prepare, file and sign a Loan Party’s name to a proof of claim or other document in a bankruptcy of an Account Debtor, or to any notice, assignment or satisfaction of Lien or similar document; (vi) receive, open and dispose of mail addressed to a Loan Party, and notify postal authorities to change the address for delivery thereof to such address as the Administrative Agent may designate; (vii) endorse any Chattel Paper, Document, Instrument, invoice, freight bill, bill of lading, or similar document or agreement relating to any Accounts, Inventory or other Collateral; (viii) use a Loan Party’s stationery and sign its name to verifications of Accounts and notices to Account Debtors; (ix) use the information recorded on or contained in any data processing equipment and computer hardware and software relating to any Collateral; (x) make and adjust claims under policies of insurance; (xi) take any action as may be necessary or appropriate to obtain payment under any letter of credit or banker’s acceptance for which a Loan Party is a beneficiary; and (xii) take all other actions as the Administrative Agent deems appropriate to fulfill any Loan Party’s obligations under the Loan Documents.

SECTION 9.    REPRESENTATIONS AND WARRANTIES

9.1.    General Representations and Warranties. To induce the Agents and the Lenders to enter into this Agreement and to make available the Term Loan, each Loan Party represents and warrants that:

9.1.1.    Organization and Qualification. Each Loan Party and Subsidiary is duly organized, validly existing and in good standing or subsisting, as applicable under the laws of the jurisdiction of its organization. Each Loan Party and Subsidiary is duly qualified, authorized to do business and in good standing as a foreign corporation in each jurisdiction where failure to be so qualified could reasonably be expected to have a Material Adverse Effect.

9.1.2.    Power and Authority. Each Loan Party is duly authorized to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, and to execute, deliver and perform the Loan Documents to which it is a party. The execution, delivery and performance of the Loan Documents by each Loan Party have been duly authorized by all necessary action, and do not (a) require any consent or approval of any holders of Capital Stock of any Loan Party, other than those already obtained; (b) contravene the Organizational Documents of any Loan Party; (c) violate or cause a material default under any Applicable Law or Material Contract; or (d) result in or require the imposition of any Lien (other than Permitted Liens and Liens granted hereunder) on any Property of any Loan Party.

9.1.3.    Enforceability. Each Loan Document is a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each Loan Party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

9.1.4.    Capital Structure. Schedule 9.1.4 shows, for each Loan Party and Subsidiary as of the ~~Third~~Fourth Amendment Effective Date, its name, its jurisdiction of organization, its authorized and issued Capital Stock, the holders of its Capital Stock, whether such entity is a Loan Party and all agreements binding on such holders with respect to their Capital Stock. Each Loan Party has good title in its interest in the Capital Stock of its Subsidiaries, subject only to the Administrative Agent’s Liens and Liens in favor of the Revolving Agent or the Canadian Revolving Agent, and all such Capital Stock is duly issued, fully paid and non-assessable. Except as set forth in Schedule 9.1.4, there are no outstanding options to purchase, warrants, subscription rights, agreements to issue or sell, convertible interests, phantom rights or powers of attorney relating to any Capital Stock of any Loan Party or any Subsidiary. Each Subsidiary of a Borrower is a Guarantor.

9.1.5.    Corporate Names; Locations. During the five years preceding the Third Amendment Effective Date, except as shown on Schedule 9.1.5, no Loan Party or Subsidiary has been known as or used any corporate, fictitious or trade names, has been the surviving corporation of a merger, amalgamation or combination, or has acquired any substantial part of the assets of any Person.

9.1.6.    Title to Properties; Priority of Liens; Investments. (a) Each Loan Party and Subsidiary has good and marketable title to (or valid leasehold interests in) all of its Real Estate, and good title to all of its personal Property, including all Property reflected in any financial statements delivered to the Agents or the Lenders, in each case free of Liens except Permitted Liens. Each Loan Party and Subsidiary has paid and discharged all lawful claims that, if unpaid, could become a Lien on its Properties, other than Permitted Liens and except for such claims as are being Properly Contested. All Liens of the Administrative Agent on the Collateral are duly perfected Liens, subject only to Permitted Liens that are expressly allowed to have priority over the Administrative Agent’s Liens. As of the Third Amendment Effective Date, Schedule 9.1.6(a) contains a true, accurate and complete list of each Loan Party’s Real Estate assets, including all leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) affecting such Real Estate assets. The Borrowers do not have knowledge of any default that has occurred and is continuing under any agreement listed on Schedule 9.1.6(a) (except where the consequences, direct or indirect, of such default, if any, could not reasonably be expected to have a Material Adverse Effect), and each such agreement constitutes the legally valid and binding obligation of each applicable Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles.

(b)    Schedule 9.1.6(b) sets forth a complete and accurate list of all Investments held by any Loan Party or any Subsidiary of a Loan Party on the date hereof, showing as of the date hereof the amount, obligor or issuer and maturity, if any, thereof.

9.1.7.    Security Documents. The provisions of the Security Documents are effective to create in favor of the Administrative Agent for the benefit of the Secured Parties a legal, valid and enforceable Lien (subject only to (i) Liens in favor of the Revolving Agent or the Canadian Revolving Agent, and (ii) Permitted Liens entitled to priority under Applicable Law) on all right, title and interest of the respective Loan Parties in the Collateral described therein. Except for filings completed on or prior to the Third Amendment Effective Date and as contemplated hereby and by the Security Documents, no filing or other action will be necessary to perfect or protect such Liens.

9.1.8.    Financial Statements. The consolidated and, if applicable, combined balance sheets, and related statements of income, cash flow and shareholder’s equity, of the Loan Parties and Subsidiaries that have been and are hereafter delivered to the Agents and the Lenders, pursuant to Sections 6.1 and 10.1.2 or otherwise, are prepared in accordance with GAAP and fairly present the financial positions and results of operations of the Loan Parties and Subsidiaries at the dates and for the periods indicated, subject, in the case of interim statements, to normal year-end adjustments and the absence of footnotes. All projections delivered from time to time to the Agents and the Lenders have been prepared in good faith, based on reasonable assumptions in light of the circumstances at such time. Since March 29, 2014, there has been no change in the condition, financial or otherwise, of any Loan Party or any Subsidiary that could reasonably be expected to have a Material Adverse Effect. Each Loan Party and Subsidiary is Solvent. As of the Third Amendment Effective Date and except for obligations set forth on Schedule 9.1.8 or as otherwise disclosed to the Agents, neither the Loan Parties nor any of their respective Subsidiaries have any contingent liability or liability for Taxes, long-term lease or unusual forward or long-term commitment that is not reflected in financial statements referred to in this Section 9.1.8 or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, or condition (financial or otherwise) of the Loan Parties and their Subsidiaries taken as a whole.

9.1.9.    Surety Obligations. No Loan Party or Subsidiary is obligated as surety or indemnitor under any bond or other contract that assures payment or performance of any obligation of any Person, except as permitted hereunder.

9.1.10.    Taxes. Each Loan Party and Subsidiary has timely filed all federal, state, provincial, local and foreign tax returns and other reports that it is required by law to file, and has timely paid, or made provision for the payment of, all Taxes upon it, its income and its Properties that are due and payable, whether or not reflected on a tax return, and has remitted all Taxes required to have been remitted by it, except to the extent being Properly Contested. The provision for Taxes on the books of each Loan Party and Subsidiary is adequate for all years not closed by applicable statutes, and for its current Fiscal Year.

9.1.11.    Brokers. There are no brokerage commissions, finder’s fees or investment banking fees payable in connection with any transactions contemplated by the Loan Documents.

9.1.12.    Intellectual Property. Each Loan Party and Subsidiary owns or has the lawful right to use all Intellectual Property necessary for the conduct of its business, without conflict with any rights of others. There is no pending or, to any Loan Party’s knowledge, threatened material Intellectual Property Claim with respect to any Loan Party, any Subsidiary or any of their Property (including any Intellectual Property). All Intellectual Property owned by any Loan Party or any Subsidiary and registered with the U.S. Patent and Trademark Office, the Canadian Intellectual Property Office or any other applicable Governmental Authority is identified on Schedule 9.1.12.

9.1.13.    Governmental Approvals; Other Consents. Each Loan Party and Subsidiary has, is in compliance with, and is in good standing with respect to, all Governmental Approvals necessary to conduct its business and to own, lease and operate its Properties, except to the extent compliance with such Governmental Approvals could not reasonably be expected to result in a Material Adverse Effect. All necessary material import, export or other licenses, permits or certificates for the import or handling of any goods or other Collateral have been procured and are in effect, and the Loan Parties and Subsidiaries have complied with all applicable foreign and domestic laws with respect to the shipment and importation of any goods or Collateral, except where noncompliance could not reasonably be expected to have a Material Adverse Effect. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the transactions contemplated hereby, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Security Documents, (c) the perfection or maintenance of the Liens created under the Security Documents, other than UCC and PPSA filings that will be made on or prior to the Third Amendment Effective Date or on such future date as may be necessary to maintain such perfection, or (d) the exercise by any Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Security Documents.

9.1.14.    Compliance with Laws. Each Loan Party and Subsidiary has duly complied, and its Properties and business operations are in compliance with all Applicable Law, except where non-compliance could not reasonably be expected to have a Material Adverse Effect. There have been no citations, notices or orders of non-compliance issued to any Loan Party or any Subsidiary under any Applicable Law, the receipt of which could reasonably be expected to have a Material Adverse Effect.

9.1.15.    Compliance with Environmental Laws. Except as disclosed on Schedule 9.1.15 and except to the extent any of the following could not reasonably be expected to result in a Material Adverse Effect, no Loan Party’s or Subsidiary’s past or present operations, Real Estate or other Properties are subject to any federal, state, provincial or local investigation to determine whether any remedial action is needed to address any environmental pollution, hazardous material or environmental clean-up. No Loan Party or Subsidiary has received any Environmental Notice the receipt of which could reasonably be expected to result in a Material Adverse Effect. No Loan Party or Subsidiary has any material contingent liability with respect to any Environmental Release, environmental pollution or hazardous material on any Real Estate now or previously owned, leased or operated by it in any case that could reasonably be expected to result in a Material Adverse Effect.

9.1.16.    Burdensome Contracts. No Loan Party or Subsidiary is a party or subject to any contract, agreement or charter restriction that could reasonably be expected to have a Material Adverse Effect. No Loan Party or Subsidiary is party or subject to any contract, agreement or charter restriction which prohibits the execution or delivery of any Loan Documents by a Loan Party or the performance by a Loan Party of any obligations thereunder, except as shown on Schedule 9.1.16.

9.1.17.    Litigation. Except as shown on Schedule 9.1.17, there are no proceedings or investigations pending or, to any Loan Party’s knowledge, threatened against any Loan Party or any Subsidiary, or any of their businesses, operations, Properties, or conditions, that (a) relate to any Loan Documents or transactions contemplated thereby; (b) could reasonably be expected to result in liabilities in excess of $1,000,000 or (c) could reasonably be expected to have a Material Adverse Effect. No Loan Party or Subsidiary is in default with respect to any order, injunction or judgment of any Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

9.1.18.    Insurance; No Casualty. The properties of each Loan Party and its Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of the Loan Parties, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where such Loan Party or the applicable Subsidiary operates. Neither the businesses nor the properties of any Loan Party or any of its Subsidiaries are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

9.1.19.    No Defaults; Material Contracts. No event or circumstance has occurred or exists as of the date of this Agreement that constitutes a Default or Event of Default. Schedule 9.1.19 contains a true, correct and complete list of all Material Contracts, and except as described thereon, all such Material Contracts are in full force and effect. No Loan Party or Subsidiary is in default, and no event or circumstance has occurred or exists that with the passage of time or giving of notice would constitute a default, under any Material Contract or in the payment of borrowed money. There is no basis upon which any party (other than a Loan Party or the Subsidiary) could terminate a Material Contract prior to its scheduled termination date.

9.1.20.    Employee Benefit Plans; Canadian Plans.

(a)    Each Employee Benefit Plan and each Guaranteed Pension Plan has been maintained and operated in compliance in all material respects with the provisions of ERISA and all Applicable Pension Legislation and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions and the bonding of fiduciaries and other persons handling plan funds as required by §412 of ERISA. The Borrowers have heretofore delivered to the Agents the most recently completed annual report, Form 5500, with all required attachments, and actuarial statement required to be submitted under §103(d) of ERISA, with respect to each Guaranteed Pension Plan.

(b)    No Employee Benefit Plan, which is an employee welfare benefit plan within the meaning of §3(1) or §3(2)(B) of ERISA, provides benefit coverage subsequent to termination of employment, except as required by Title I, Part 6 of ERISA or the applicable state insurance laws. The Borrowers may terminate each such Employee Benefit Plan at any time (or at any time subsequent to the expiration of any applicable bargaining agreement) in the discretion of the Borrowers without liability to any Person other than for claims arising prior to termination.

(c)    Each contribution required to be made to a Guaranteed Pension Plan under the Pension Funding Rules, has been timely made. No waiver of the minimum funding standards or extension of amortization periods under the Pension Funding Rules has been received with respect to any Guaranteed Pension Plan, and neither the Borrowers nor any ERISA Affiliate is obligated to or has posted security in connection with an amendment to a Guaranteed Pension Plan pursuant to §436 of the Code or, prior to the effective date as to such Guaranteed Pension Plan of the Pension Protection Act of 2006, §307 of ERISA or §401(a)(29) of the Code. No liability to the PBGC (other than required insurance premiums, all of which have been timely paid) has been incurred by the Borrowers or any ERISA Affiliate with respect to any Guaranteed Pension Plan and there has not been any ERISA Reportable Event (other than an ERISA Reportable Event as to which the requirement of 30 days’ notice has been waived under PBGC §4043), or any other event or condition which presents a material risk of termination of any Guaranteed Pension Plan by the PBGC. Based on the latest valuation of each Guaranteed Pension Plan (which in each case occurred within twelve months of the date of this representation), and on the actuarial methods and assumptions employed for that valuation, the aggregate benefit liabilities of all such Guaranteed Pension Plans within the meaning of §4001 of ERISA did not exceed the aggregate value of the assets of all such Guaranteed Pension Plans, disregarding for this purpose the benefit liabilities and assets of any Guaranteed Pension Plan with assets in excess of benefit liabilities, by more than $500,000.

(d)    Neither the Borrowers nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under §4201 of ERISA or as a result of a sale of assets described in §4204 of ERISA. Neither the Borrowers nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of §4241 or §4245 of ERISA or is at risk of entering reorganization or becoming insolvent, or that any Multiemployer Plan intends to terminate or has been terminated under §4041A of ERISA.

(e)    None of the Canadian Loan Parties or any of their Subsidiaries have any Canadian Plan other than those listed on Schedule 9.1.20, and all monthly and other payments in respect of such Canadian Plans which are pension plans (on account of contributions, special contributions or unfunded liability or solvency deficiencies) or otherwise are accurately set forth in Schedule 9.1.20. No Canadian Plan has been terminated or partially terminated or is insolvent or in reorganization, nor have any proceedings been instituted to terminate, in whole or in part, or reorganize any Canadian Plan.

(f)    None of the Canadian Loan Parties or any of their Subsidiaries have ceased to participate (in whole or in part) as a participating employer in any Canadian Plan which is a pension plan or has withdrawn from any Canadian Plan which is a pension plan in a complete or partial withdrawal, nor has a condition occurred which if continued would result in a complete or partial withdrawal.

(g)    None of the Canadian Loan Parties or any of their Subsidiaries have any unfunded liability on windup or withdrawal liability, including contingent withdrawal or windup liability, to any Canadian Plan or any solvency deficiency in respect of any Canadian Plan.

(h)    None of the Canadian Loan Parties or any of their Subsidiaries have any unfunded liability on windup or any liability in respect of any Canadian Plan (including to the FSCO) other than for required insurance premiums or contributions or remittances which have been paid, contributed and remitted when due.

(i)    Each Canadian Loan Party and each Subsidiary of a Canadian Loan Party has made all contributions to its Canadian Plans required by Applicable Law or the terms thereof to be made by it when due, and it is not in arrears in the payment of any contribution, payment, remittance or assessment or in default in filing any reports, returns, statements, and similar documents in respect of the Canadian Plans required to be made or paid by it pursuant to any Canadian Plan, any Applicable Law, act, regulation, directive or order or any employment, union, pension, deferred profit sharing, benefit, bonus or other similar agreement or arrangement.

(j)    None of the Canadian Loan Parties or any of their Subsidiaries are liable or, to the best of the Borrowers’ knowledge, alleged to be liable, to any employee or former employee, director or former director, officer or former officer or other Person resulting from any violation or alleged violation of any Canadian Plan, any fiduciary duty, any Applicable Law or agreement in relation to any Canadian Plan or has any unfunded pension or like obligations or solvency deficiency (including any past service or experience deficiency funding liabilities), other than accrued obligations not yet due, for which it has made full provision in its books and records.

(k)    All vacation pay, bonuses, salaries and wages, to the extent accruing due, are properly reflected in the Canadian Loan Parties’ and their Subsidiaries’ books and records.

(l)    Without limiting the foregoing, all of the Canadian Loan Parties’ and their Subsidiaries’ Canadian Plans are duly registered where required by, and are in compliance and good standing in all material respects under, all Applicable Laws, acts, statutes, regulations, orders, directives and agreements, including, without limitation, the ITA, the Supplemental Pension Plans Act (Quebec) and the Pension Benefits Act (Ontario), any successor legislation thereto, and other Applicable Pension Legislation of any jurisdiction.

(m)    None of the Canadian Loan Parties or any of their Subsidiaries have made any application for a funding waiver or extension of any amortization period in respect of any Canadian Plan.

(n)    There has been no prohibited transaction or violation of any fiduciary responsibilities with respect to any Canadian Plan.

(o)    There are no outstanding or pending or threatened investigations, claims, suits or proceedings in respect of any Canadian Plans (including to assert rights or claims to benefits) that could give rise to a Material Adverse Effect.

(p)    None of the Canadian Loan Parties or any of their Subsidiaries maintain any Canadian Plan that is a defined benefit pension plan.

9.1.21.    Trade Relations. There exists no actual or threatened termination, limitation or modification of any business relationship between any Loan Party or any Subsidiary and any customer or supplier, or any group of customers or suppliers, individually or in the aggregate the consequence of which could reasonably be expected to result in a Material Adverse Effect.

9.1.22.    Labor Relations. Except as described on Schedule 9.1.22, no Loan Party or Subsidiary is party to or bound by any (a) management agreement, (b) consulting agreement where the aggregate obligations of such Loan Party or Subsidiary thereunder are in excess of the Dollar Equivalent of $100,000 or (c) collective bargaining agreement. There are no material grievances, disputes or controversies with any union or other organization of any Loan Party’s or Subsidiary’s employees, or, to any Loan Party’s knowledge, any asserted or threatened strikes, work stoppages or demands for collective bargaining that, in any case, could reasonably be expected to result in a Material Adverse Effect.

9.1.23.    Not a Regulated Entity. No Loan Party is (a) an “investment company” or a “person directly or indirectly controlled by or acting on behalf of an investment company” within the meaning of the Investment Company Act of 1940; (b) a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a “holding company”, as such terms are defined in the Public Utility Holding Company Act of 2005; or (c) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any public utilities code or any other Applicable Law regarding its authority to incur Debt.

9.1.24.    Margin Stock. No Loan Party or Subsidiary is engaged, principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No proceeds of the Term Loan will be used by the Loan Parties to purchase or carry, or to reduce or refinance any Debt incurred to purchase or carry, any Margin Stock or for any related purpose governed by Regulations T, U or X of the Board of Governors.

9.1.25.    Certain Transactions. Except as set forth on Schedule 9.1.25 and except with respect to employee discount and similar programs conducted in the ordinary course of business and consistent with past practices, none of the officers, directors, or employees of any Loan Party is presently a party to any transaction with any Loan Party (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, any officer, director or such employee or, to the knowledge of any Loan Party, any corporation, partnership, trust or other Person in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

9.1.26.    Patriot Act. To the extent applicable, each Loan Party is in compliance, in all material respects, with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the Patriot Act and other Anti-Terrorism Laws. No part of the proceeds of the Term Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended and the Corruption of Foreign Public Officials Act (Canada), as amended.

9.1.27.    Complete Disclosure. No (x) Loan Document or (y) information (except financial projections) provided by or on behalf of any Loan Party and delivered to the Lenders in connection with the transactions contemplated hereby, contains, as and when delivered, any untrue statement of a material fact, nor fails to disclose any material fact necessary to make the statements contained therein not materially misleading. All financial projections provided by or on behalf of any Loan Party and delivered to the Lenders in connection with the transactions contemplated hereby have been prepared in good faith based on reasonable assumptions.

9.1.28.    Use of Proceeds. The proceeds of the Term Loan shall be used solely (a) to pay fees and transaction expenses associated with the closing of this credit facility; and (b) to reduce the Revolving Loan Debt for the purpose of creating availability under the Revolving Borrowing Capacity for use by the Borrowers for working capital, Capital Expenditures and other lawful corporate purposes of the Borrowers and their Subsidiaries in accordance with this Agreement and the Revolving Credit Agreement. No proceeds of the Term Loan may be used, nor shall be requested, with a view towards the accumulation of any general fund or funded reserve of the Borrowers other than in the ordinary course of the Borrowers’ business and consistent with the provisions of this Agreement

9.1.29.    OFAC. No Loan Party nor any of its Subsidiaries is in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Loan Party nor any of its Subsidiaries (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

9.1.30.    [Reserved].

9.1.31.    Alloyco International. As of the Third Amendment Effective Date, and the Fourth Amendment Effective Date, no Loan Party utilizes Alloyco International Inc. as a processor.

9.1.32.    Certain Consignment Arrangements. As of the Third Amendment Effective Date, and the Fourth Amendment Effective Date, no Loan Party holds any consigned inventory from any of Clover Corporation, M. Fabrikant & Sons, Inc. or S.H.R. Inc.

SECTION 10.    COVENANTS AND CONTINUING AGREEMENTS

10.1.    Affirmative Covenants. For so long as any Obligations are outstanding, each Loan Party shall, and shall cause each Subsidiary to:

10.1.1.    Inspections; Collateral Reports; Appraisals.

(a)    Permit the Agents, a Lender or any of the Lenders’ other designated representatives, to visit and inspect any of the properties of the Loan Parties or any of their Subsidiaries, to examine the books of account of the Loan Parties and their Subsidiaries (and, subject to the confidentiality provisions contained herein, to make copies thereof and extracts therefrom, duplicate, cause to be reduced to hard copy, run off, draw off, and otherwise use any and all computer or electronically stored information or data which relates to the Loan Parties, or any service bureau, contractor, accountant, or other person), and to discuss the affairs, finances and accounts of the Loan Parties and their Subsidiaries with, and to be advised as to the same by, its and their officers, and to conduct examinations and verifications (whether by internal commercial finance examiners or independent auditors) of all components included in the Term Loan Borrowing Capacity, all, prior to the occurrence and during the continuance of an Event of Default, upon prior reasonable notice and at such reasonable times and intervals as any Agent or any Lender may reasonably request. The Agents and any Lender may, at the Borrowers’ expense, participate in or observe any physical count of inventory included in the Collateral.

(b)    Upon the request of any Agent and at the Borrowers’ expense, but in any event up to ~~three~~two (~~3~~2) times during each calendar year in which no Event of Default has occurred or is continuing, the Borrowers will obtain and deliver to the Agents, or, if the Agent so elect, will cooperate with the Agents in the Agents’ obtaining, a report of an independent collateral auditor satisfactory to the Agents (which auditor shall not be affiliated with any existing Lender or any existing Revolving Lender) with respect to the Accounts and Inventory components included in the Term Loan Borrowing Capacity (each, a “Collateral Value Report”), which Collateral Value Report shall indicate whether or not the information set forth in the Borrowing Base Certificate most recently delivered is accurate and complete in all material respects based upon a review by such auditors of the Accounts (including verification with respect to the amount, aging, identity and credit of the respective Account Debtors and the billing practices of the Borrowers or their applicable Subsidiary) and Inventory (including verification as to the ownership, value, location and respective types). Notwithstanding the foregoing or anything to the contrary contained herein, (x) unless an Event of Default has occurred and is continuing, the Agents shall not require that any such Collateral Value Reports be obtained at the Borrowers’ expense so long as the Revolving Agent has obtained ~~three~~two (~~3~~2) such Collateral Value Reports in each calendar year and has shared such Collateral Value Reports obtained under the Revolving Credit Agreement with the Administrative Agent pursuant to the terms of the Intercreditor Agreement; provided that, in the event that the Revolving Agent has not obtained such Collateral Value Reports and/or has not shared such Collateral Value Reports with the Administrative Agent, the Agents may require, at the Borrowers’ expense, an amount of Collateral Value Reports equal to (i) up to ~~three~~two (~~3~~2) minus (ii) such number of Collateral Value Reports obtained by the Revolving Agent and shared with the Administrative Agent in such time period (unless an Event of Default has occurred and is continuing, in which case the Agents may require the Borrowers to obtain, or cooperate with the Agents’ obtaining, such Collateral Value Reports as it determines in its discretion, in any event at the Borrowers’ expense), and (y) at any time, the Agents may require the Borrowers to obtain, or cooperate with the Agents’ obtaining, such additional Collateral Value Reports as it deems necessary or desirable at the Agents’ expense.

(c) Upon the request of any Agent and at the Borrowers’ expense, but in any event up to ~~three~~two (~~3~~2) times during each calendar year in which no Event of Default has occurred or is continuing, the Borrowers will obtain and deliver to the Agents appraisal reports, or if the Agents so elect, will cooperate with the Agents in the Agents’ obtaining appraisal reports, in each case in form and substance reasonably satisfactory to the Agents and from appraisers reasonably satisfactory to the Agents, stating the then current net orderly liquidation value or going out of business values of all or a portion of the Inventory and the then current forced liquidation value of all or any portion of the Private Label Accounts and all Accounts due from corporate sales accounts and wholesale accounts. Upon the request of the Agents and at the Borrowers’ expense, the Borrowers will obtain and deliver to the Agents appraisal reports in form and substance and from appraisers reasonably satisfactory to the Agents, stating (i) the then current fair market, orderly liquidation and forced liquidation values of all or any portion of the Inventory, Accounts, the Equipment or Real Estate owned by the Borrowers or any of their Subsidiaries and (ii) the then current liquidation value of each of the Borrowers and their Subsidiaries. Notwithstanding the foregoing or anything to the contrary contained herein, (x) unless an Event of Default has occurred and is continuing, the Agents shall not require that any such appraisal reports be obtained so long as the Revolving Agent has obtained ~~three~~two (~~3~~2) such appraisal reports in each calendar year and has shared such appraisal reports obtained under the Revolving Credit Agreement with the Administrative Agent pursuant to the terms of the Intercreditor Agreement; provided that, in the event that the Revolving Agent has not obtained such appraisal reports and/or has not shared such appraisal reports with the Administrative Agent, the Agents may require, at the Borrowers’ expense, an amount of appraisal reports equal to (i) up to ~~three~~two (~~3~~2) minus (ii) such number of appraisal reports obtained by the Revolving Agent and shared with the Administrative Agent in such time period (unless an Event of Default has occurred and is continuing, in which case the Agents may require the Borrowers to obtain such appraisal reports as it determines in its discretion, in any event at the Borrowers’ expense), and (y) at any time, the Agents may require the Borrowers to obtain, or cooperate with the Agents’ obtaining, such additional appraisal reports as it deems necessary or desirable at the Agents’ expense.

10.1.2.    Financial and Other Information. Keep adequate records and books of account with respect to its business activities, in which proper entries are made in accordance with GAAP reflecting all financial transactions; and furnish to the Agents and the Lenders:

(a)    as soon as available, but in any event not later than (i) 90 days after the close of each Fiscal Year, the unaudited consolidated balance sheet of the Borrowers and their Subsidiaries as at the end of such Fiscal Year, and the related consolidated statement of income, shareholder’s equity, cash flows and same store sales performance metrics of the Borrowers and their Subsidiaries for such Fiscal Year, along with a management’s discussion and analysis in connection with the foregoing, which statements shall be in reasonable detail and, other than with respect to such same store sales performance metrics, prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges), and in each case shall set forth in comparative form corresponding figures for the preceding Fiscal Year, the most recent projections provided pursuant to Section 10.1.2(g) and other information acceptable to the Agents and (ii) the earlier of (x) 120 days after the close of each Fiscal Year and (y) the date on which the audited financial statements of the Borrowers and their Subsidiaries are provided to any other Person, consolidated balance sheet of the Borrowers and their Subsidiaries as at the end of such Fiscal Year, and the related consolidated statement of income, shareholder’s equity and cash flows of the Borrowers and their Subsidiaries for such Fiscal Year, which consolidated financial statements shall be audited and certified (without qualification as to scope, “going concern” or similar items) by a firm of independent certified public accountants of recognized standing selected by the Borrowers and acceptable to the Agents (it being acknowledged that KPMG LLP shall be acceptable to the Agents), and shall set forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g) and other information acceptable to the Agents.

(b)    as soon as available, but in any event not later than 45 days after the end of each Fiscal Quarter of each Fiscal Year of the Borrowers (including, without limitation, the fourth Fiscal Quarter of each Fiscal Year of the Borrowers for which the deadline shall be 75 days), unaudited balance sheets as of the end of such Fiscal Quarter and the related statements of income and cash flows and same store sales performance metrics for such Fiscal Quarter and for the portion of the Fiscal Year then elapsed, on a consolidated basis for the Borrowers and their Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g) and certified by a Senior Officer of the Borrowers as prepared in accordance with GAAP (other than with respect to such same store sales performance metrics), and fairly presenting the financial position and results of operations for such Fiscal Quarter and period, subject to normal year-end adjustments, along with, after the end of the second Fiscal Quarter of each Fiscal Year, a management’s discussion and analysis in connection with the foregoing, provided that at the end of the first, third and fourth Fiscal Quarters the management’s discussion and analysis shall be in summary form;

(c)    as soon as available, but in any event not later than 30 days after the end of each month (including, without limitation, the third month of each Fiscal Quarter), unaudited balance sheets as of the end of such month and the related statements of income and cash flows and same store sales performance metrics for such month and for the portion of the Fiscal Year then elapsed, on a consolidated basis for the Borrowers and their Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g) and certified by a Senior Officer of the Borrowers as prepared in accordance with GAAP (other than such same store sales performance metrics), and fairly presenting the financial position and results of operations for such month and period, subject to normal year-end adjustments;

(d)    (i) concurrently with delivery of financial statements under clauses (a), (b) and (c) above and (ii) at the end of each monthly period for which the financial covenant pursuant to Section 10.2.27 is required to be tested, or more frequently if requested by the Agents while an Event of Default exists, a Compliance Certificate executed by a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity);

(e)    concurrently with delivery of financial statements under clause (a) above, and otherwise promptly after the request by any Agent, copies of any detailed audit reports or management letters submitted to the board of directors (or the audit committee of the board of directors) of any Loan Party by independent accountants in connection with the accounts or books of any Loan Party or any Subsidiary, or any audit of any of them;

(f)    concurrently with delivery of financial statements under clause (b) above, and otherwise promptly after the request by any Agent, a certificate of a duly authorized officer of each Borrower either confirming that there has been no change in such information since the date of the Schedules delivered on the Third Amendment Effective Date or the date of the most recent Schedules delivered pursuant to this Section and/or identifying such changes;

(g)    from time to time upon request of any Agent, but in any event no later than 30 days prior to the beginning of each Fiscal Year of the Borrowers, draft projections of the Loan Parties’ consolidated balance sheets, results of operations, cash flow, budgets and availability under the credit facilities (including, without limitation, projections of Revolver Excess Availability) for the next three Fiscal Years, year by year, and for such Fiscal Year, on a month by month basis, such draft projections to be made in good faith based on reasonable assumptions of the Borrowers at the time made; and from time to time upon request of any Agent, but in any event no later than 45 days following the beginning of each Fiscal Year of the Borrowers, final projections of the Loan Parties for each of the types of statements identified herein;

(h)    concurrently with delivery of financial statements under clause (b) above, a report setting forth a listing of any new stores, offices or places of business of the Loan Parties since the delivery of the last such report;

(i)    at any Agent’s request, a listing of each Loan Party’s trade payables (including, without limitation, with respect to the Damiani Debt), specifying the trade creditor and balance due, and a detailed trade payable aging;

(j)    promptly after the sending or filing thereof, copies of any proxy statements, financial statements or reports that any Loan Party has made generally available to its shareholders; copies of any regular, periodic and special reports or registration statements or prospectuses that any Loan Party files with the Securities and Exchange Commission or any other Governmental Authority, or any securities exchange; and copies of any press releases or other statements made available by a Loan Party to the public concerning material changes to or developments in the business of such Loan Party;

(k)    compliance certificates (or such other evidence of compliance) with the financial covenants and other terms of the Revolving Loan Documents (or any documents relating to renewals, refinancings and extensions of the Debt incurred thereunder), in each case, at the times and in the forms delivered to the agents and/or the lenders under the Revolving Loan Documents (or any documents relating to renewals, refinancings and extensions of the Debt incurred thereunder);

(l)    within fifteen (15) days after the end of each calendar month in each Fiscal Year of the Borrowers, a certification by a Senior Officer of each Borrower, in form and substance reasonably satisfactory to the Agents, (i) that all rent payments of the Borrowers and their Subsidiaries have been made, (ii) that no lease defaults exist for such period, (iii) as to the amount of outstanding consignment accounts payable for such calendar month and the book value determined in accordance with GAAP of Inventory held on a consignment basis, and (iv) describing the long-term debt of the Borrowers and their Subsidiaries as of the end of such calendar month;

(m)    (i) promptly upon request of any Agent, furnish to the Agents a copy of the most recent actuarial statement required to be submitted under §103(d) of ERISA, other Applicable Pension Legislation and Annual Report, Form 5500 or other similar document with all required attachments, in respect of each Guaranteed Pension Plan and Canadian Plan, (ii) promptly upon receipt or dispatch, furnish to the Agents any notice, report or demand sent or received in respect of a Guaranteed Pension Plan under §§302, 4041, 4042, 4043, 4063, 4065, 4066 and 4068 of ERISA, or in respect of a Multiemployer Plan under §4041A, 4202, 4219, 4242, or 4245 of ERISA or in respect of a Canadian Plan or other similar provisions of Applicable Pension Legislation, (iii) promptly deliver to the Agents all information required to be reported to the PBGC under Section 4010 of ERISA, (iv) promptly deliver to the Agents such other documents or governmental reports or filings relating to any Guaranteed Pension Plan, Multiemployer Plan or Canadian Plan as the Agents shall reasonably request and (v) promptly following any request therefor, on and after the effective date of the Pension Protection Act of 2006, the Borrowers shall deliver to the Agents copies of any documents or notices described in Sections 101(j), (k) or (l) of ERISA that the Borrowers or any ERISA Affiliate may request with respect to any Guaranteed Pension Plan or Multiemployer Plan, as applicable; provided, that if the Borrowers or any ERISA Affiliate have not requested such documents or notices from the administrator of sponsor of the applicable Guaranteed Pension Plan or Multiemployer Plan, the Borrowers or ERISA Affiliate shall, upon request from any Agent, promptly make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof;

(n)    promptly upon delivery thereof, copies of all documents and materials of a material financial nature or otherwise provided to any other creditor of any Loan Party or any Subsidiary, including but not limited to any items delivered pursuant to the Revolving Credit Agreement;

(o)    promptly upon request therefor, all information pertaining to the Loan Parties and their Subsidiaries reasonably requested by any Lender in order for such Lender to comply with the provisions of the Patriot Act;

(p)    to the extent that Revolver Excess Availability is less than $5,000,000 for five (5) consecutive Business Days, at the request of Agent, a thirteen (13) week cash flow report;

(q)    promptly but in any event no later than ten (10) days after any Loan Party’s entry into any consignment arrangement (whether such consignment arrangement is documented or otherwise) in which such Loan Party acts as a consignee (including, without limitation, pursuant to Section 4.1 of the Damiani Distribution Agreement), notify the Agents in writing of such consignment arrangement, specifying the consignor, the consignee, the term of the consignment arrangement, the goods to be consigned and any other material terms of such arrangements and, at the request of any Agent, promptly deliver true, complete and accurate copies of such consignment agreement and related documents and any amendments, modifications, supplements, waivers or other modifications thereof; and

(r)    such other reports and information (financial or otherwise) as any Agent may request from time to time in connection with any Collateral or any Loan Party’s or the Subsidiary’s financial condition or business.

Documents required to be delivered pursuant to Sections 10.1.2(a), (b) or (j) (to the extent any such documents are included in materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the applicable Borrower posts such documents, or provides a link thereto on such Borrower’s website on the Internet at the website address indicated in writing to the Agents and the Lenders by the Borrower Agent; or (ii) on which such documents are posted on such Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Agents have access (whether a commercial, third-party website or whether sponsored by any Agent); provided that: (i) such Borrower shall deliver paper copies of such documents to the Agents or any Lender that requests such Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by such Agent or such Lender and (ii) such Borrower shall notify the Agents and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Agents and the Lenders by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrowers shall be required to provide paper copies of the Compliance Certificates to the Agents and the Lenders. Except for such Compliance Certificates, no Agent shall have any obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

10.1.3.    Notices.

(a)    Notify the Agents and the Lenders in writing, promptly after any Senior Officer of any Loan Party obtains knowledge thereof, of any of the following that affects a Loan Party: (i) the threat or commencement of any proceeding or investigation, whether or not covered by insurance, reasonably likely to result in a Material Adverse Effect; (ii) any material pending or threatened labor dispute, strike or walkout, or the expiration of any material labor contract; (iii) any material default under or termination of a Material Contract; (iv) the existence of any Default or Event of Default; (v) any default under the Revolving Loan Documents, the Rolex USA Documents, the Rolex Canada Documents, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, the Damiani Debt Documents, the Additional Subordinated Debt Documents or any other document, instrument or agreement evidencing Debt in excess of the Dollar Equivalent of $500,000; (vi) any judgment in an amount exceeding the Dollar Equivalent of $750,000; (vii) the assertion of any Intellectual Property Claim, if an adverse resolution is reasonably likely to result in a Material Adverse Effect; (viii) any violation or asserted violation of any Applicable Law (including ERISA or other Applicable Pension Legislation, OSHA, FLSA, or any Environmental Laws), if an adverse resolution is reasonably likely to result in a Material Adverse Effect; (ix) any material Environmental Release by a Loan Party or on any Property owned, leased or occupied by a Loan Party; or receipt of any Environmental Notice; (x) any circumstance or occurrence reasonably likely to result in a Material Adverse Effect; (xi) any change in the board of directors (or similar governing body) of either Borrower; (xii) the discharge of or any withdrawal or resignation by the Loan Parties’ independent accountants; (xiii) any material change in any Loan Party’s accounting or financial reporting practices; (xiv) any incurrence of Debt, issuance of Capital Stock or dispositions of Property with a fair market value in excess of the Dollar Equivalent of $500,000, in each case, by any Loan Party or, if applicable, any change in any Debt rating of any Loan Party; (xv) any opening of a new store, office or place of business; (xvi) any damage to, or destruction of, any material portion of the Collateral; (xvii) a “US Revolver Overadvance” or a “Canadian Overadvance” (as such terms are defined in the Revolving Credit Agreement) as a result of a decrease in the “US Borrowing Capacity” or the “Canadian Borrowing Capacity”, as applicable, in which case such notice shall also include the amount of such “Overadvance Loan” (as such terms are defined in the Revolving Credit Agreement); (xviii) any Loan Party’s adoption of a French form of name or any change in any Loan Party’s corporate name, identity, corporate structure, chief executive office, domicile or Federal Taxpayer Identification Number, and (xix) any notices, materials or other information provided outside the ordinary course of business to the agents and/or lenders under the Revolving Loan Documents, the Rolex USA Documents, the Rolex Canada Documents, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, the Damiani Debt Documents, or the Additional Subordinated Debt Documents. The Loan Parties hereby agree not to effect or permit any change referred to in clause (xviii) above unless all filings have been made under the UCC, PPSA or otherwise that are required in order for the Administrative Agent to continue at all times following such change to have a valid, legal and perfected security interest in and Lien on all the Collateral as contemplated in the Security Documents.

(b)    Notify the Agents in writing, promptly after any Senior Officer of any Loan Party obtains knowledge of (i) any determination by any Borrower or any Subsidiary that the Inventory levels of such Borrower or such Subsidiary are not adequate to meet the sales projections of such Borrower or such Subsidiary, and (ii) any failure of any Borrower or any Subsidiary to pay rent at any location, which failure continues for more than fifteen (15) days following the day on which such rent is due and payable by such Borrower or such Subsidiary.

10.1.4.    Landlord and Storage Agreements. Upon request, provide the Agents with copies of all existing agreements, and promptly after execution thereof provide the Agents upon request with copies of all future agreements, between a Loan Party and any landlord, warehouseman, processor, shipper, bailee or other Person that owns any premises at which any Collateral having an aggregate value of more than the Dollar Equivalent of $100,000 may be kept or that otherwise may possess or handle any Collateral.

10.1.5.    Compliance with Laws; Organizational Documents; Material Contracts. Comply (a) with all Applicable Laws, including ERISA or other Applicable Pension Legislation, Environmental Laws, FLSA, OSHA, Anti-Terrorism Laws, and laws regarding pension plans and the collection and payment of Taxes, and maintain all Governmental Approvals necessary to the ownership of its Properties or conduct of its business, unless failure to comply or maintain could not reasonably be expected to have a Material Adverse Effect, (b) with all Organizational Documents unless failure to comply therewith would not (x) be reasonably expected to have a Material Adverse Effect and (y) be reasonably expected to have a materially adverse effect on the Agents or any Lender and (c) with all of its Material Contracts except in each case where the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, if any material Environmental Release occurs at or on any Properties of any Loan Party or any Subsidiary, it shall act promptly and diligently to investigate and report to the Agents and all appropriate Governmental Authorities the extent of, and to make appropriate remedial action to eliminate, such Environmental Release, whether or not directed to do so by any Governmental Authority.

10.1.6.    Taxes. Pay, remit and discharge all federal, state and foreign Taxes prior to the date on which they become past due, unless such Taxes are being Properly Contested.

10.1.7.    Insurance. In addition to the insurance required hereunder with respect to Collateral, maintain insurance with insurers (rated A or better by Best Rating Guide) reasonably satisfactory to the Agents, with respect to the Properties, business and business interruption of the Loan Parties and Subsidiaries of such type (including product liability, workers’ compensation, larceny, embezzlement, or other criminal misappropriation insurance), in each case, in such amounts, and with such coverages and deductibles as are customary for companies similarly situated.

10.1.8.    Licenses. Keep each License affecting any Collateral (including the manufacture, distribution or disposition of Inventory) or any other material Property of the Loan Parties and Subsidiaries in full force and effect, if the failure to maintain such License is reasonably likely to result in a Material Adverse Effect, promptly notify the Agents of any proposed modification to any such License, or entry into any new License, in each case at least 30 days prior to its effective date and notify the Agents of any default or breach asserted by any Person to have occurred under any License.

10.1.9.    Future Subsidiaries. Promptly notify the Agents upon any Person’s becoming a Subsidiary and cause such Person, within 45 days after such Person becomes a Subsidiary, to (i) join this Agreement and the other Loan Documents, in a manner reasonably satisfactory to the Agents, as a Borrower or Guarantor hereunder and thereunder (such determination to be made by the Agents in their sole discretion), and (ii) execute and deliver such documents, instruments and agreements and to take such other actions as the Administrative Agent shall require to evidence and perfect a Lien (subject only to the Liens in favor of the Revolving Agent or the Canadian Revolving Agent) in favor of the Administrative Agent (for the benefit of the Secured Parties) on all assets of such Person as security for the Obligations, including delivery of such legal opinions and such other information, in form and substance reasonably satisfactory to the Agents, as they shall deem reasonably appropriate.

10.1.10.    Payment of Obligations. Pay and discharge as the same shall become due and payable all its obligations and liabilities, including (a) all lawful claims which, if unpaid, would by law become a Lien (other than a Permitted Lien) upon its property; and (b) all Debt, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Debt.

10.1.11.    Preservation of Existence. Preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization.

10.1.12.    Maintenance of Properties. Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in working order and condition, ordinary wear and tear excepted and make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

10.1.13.    Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets and business of such Loan Parties or such Subsidiary, as the case may be.

10.1.14.    Compliance with Terms of Leaseholds. Make all payments and otherwise perform all obligations in respect of all leases of real property to which any Loan Party or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Agents of any default by any party with respect to such leases and cooperate with the Agents in all respects to cure any such default, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect.

10.1.15.    Use of Proceeds. Use the proceeds of the Term Loan solely for the purposes set forth in Section 2.1.3.

10.1.16.    Lien Searches. Promptly following receipt of the acknowledgment copy of any financing statements filed under the UCC or the PPSA in any jurisdiction (or the equivalent in any foreign jurisdiction) by or on behalf of the Secured Parties, deliver to the Agents completed requests for information listing such financing statement and all other effective financing statements filed in such jurisdiction that name any Loan Party as debtor, together with copies of such other financing statements.

10.1.17.    Lien Waivers and Lien Priority Agreements. Use commercially reasonable efforts to deliver not later than 45 days after the opening of any new location, Lien Waivers for each distribution center, warehouse or storage facility at which Collateral is located; provided, that the Loan Parties shall use commercially reasonable efforts to deliver not later than 10 days after the opening of any new location in a province or territory of Canada in which there is no PPSA registration, Lien Waivers for each distribution center, warehouse or storage facility at which Collateral is located. Each Loan Party shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to deliver a Lien Priority Agreement for each of the Loan Party’s locations in the province of Québec, Canada with respect to which registered hypothecs have priority over the Lien of the Administrative Agent in any of the Collateral.

10.1.18.    Sales Taxes. If requested by any Agent, all or any portion of any Loan will be set aside by the relevant Borrower to cover such Borrower’s obligations for overdue sales, harmonized sales, or goods and services Tax on account of sales since the then most recent Borrowing pursuant to the Notice of Borrowing delivered in connection therewith.

10.1.19.    Chief Financial Officer. In the event of the resignation or termination of the chief financial officer of the Borrowers, or a vacancy in such office arises for any other reason (such as, death or disability), the Borrowers shall seek a replacement for such chief financial officer in a manner reasonably consistent with past practices and with the reasonable processes generally followed to ensure that the new chief financial officer is adequately qualified to replace the former chief financial officer.

10.1.20.    Lenders’ Meetings. Upon the request of any Agent or the Required Lenders, participate in a meeting of the Agents and the Lenders once during each Fiscal Year to be held at the Borrowers’ corporate offices (or at such other location as may be agreed to by the Borrowers and the Administrative Agent) at such time as may be agreed to by the Borrowers and the Agents.

10.1.21.    Communication with Accountants. Upon any Agent’s reasonable request, authorize and instruct that the Borrowers’ independent certified public accountants communicate with the Agents with respect to the financial condition of the Borrowers and their Subsidiaries and make available all documents and other information reasonably requested by any Agent; provided that the Borrowers and the other Loan Parties may participate in all such communications.

10.1.22.    Further Assurances. Promptly upon request by any Agent or any Lender, (a) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as any Agent or any Lender may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by Applicable Law, subject any Loan Party’s or any of its Subsidiaries’ properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Security Documents, (iii) perfect and maintain the validity, effectiveness and priority of any of the Security Documents and any of the Liens intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so.

10.2.    Negative Covenants. For so long as any Obligations are outstanding, each Loan Party shall not, and shall cause each Subsidiary not to:

10.2.1.    Permitted Debt. Create, incur, guarantee or suffer to exist any Debt, except:

(a)    the Obligations;

(b)    the Revolving Loan Debt in an amount not to exceed the amount permitted under the Intercreditor Agreement, provided that, for the avoidance of doubt, the aggregate Hedge Termination Value of Secured Hedging Agreement Obligations that constitute Bank Product Debt (as such term is defined in the Revolving Credit Agreement) shall not exceed $~~500,000~~1,500,000 at any time outstanding;

(c)    the Quebec Subordinated Debt in an outstanding amount not to exceed Cdn. $12,100,000 at any time and solely to the extent that such Debt is subject to the Quebec Subordination Agreements; provided that (i) the Quebec Subordinated Debt Documents shall be in form and substance reasonably satisfactory to the Agents, and (ii) the Quebec Subordinated Debt shall be subject to the Quebec Subordination Agreements;

(d)    Intercompany Debt;

(e)    endorsements for collection, deposit or negotiation and warranties of products or services, in each case incurred in the Ordinary Course of Business;

(f)    Debt described in Schedule ~~10.2.1,~~10.2.1 on the Fourth Amendment Effective Date, but not any extensions, renewals or replacements of such Debt except (i) renewals and extensions expressly provided for in the agreements evidencing any such Debt as the same are in effect on the date of this Agreement and (ii) refinancings and extensions of any such Debt if the terms and conditions thereof are not materially less favorable (taken as a whole) to the obligor thereon or to the Lenders than the Debt being refinanced or extended, and the average life to maturity thereof is greater than or equal to that of the Debt being refinanced or extended; provided that such Debt permitted under the immediately preceding clause

(i) or (ii) above shall not (A) include Debt of an obligor that was not an obligor with respect to the Debt being extended, renewed or refinanced, (B) exceed in a principal amount the Debt being renewed, extended or refinanced, except by an amount equal to a premium on or other amount paid and fees and expenses reasonably incurred in connection with such renewal, extension or refinancing or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;

(g)    Debt incurred in connection with the acquisition, lease or leasing after the Third Amendment Effective Date of any equipment or fixtures by a Loan Party or under any Capital Lease, provided that the aggregate principal amount of such Debt of the Loan Parties shall not exceed the Dollar Equivalent of $15,000,000 at any one time;

(h)    [Reserved];

(i)    [Reserved];

(j)    such other unsecured Debt that is expressly subordinated to the Full Payment of the Obligations on terms and conditions and pursuant to a subordination agreement acceptable to the Agents; provided that the aggregate principal amount of such Debt of the Loan Parties shall not exceed the Dollar Equivalent of $15,000,000 at any time;

(k)    unsecured Debt constituting the Management Debt to the extent subject to the Management Subordination Agreement;

(l)    such other Additional Subordinated Debt of the Loan Parties; provided that the aggregate principal amount of such Additional Subordinated Debt of the Loan Parties shall not exceed the Dollar Equivalent of $15,000,000 at any one time; and

(m)    the Damiani Debt of the Loan Parties; provided that the aggregate amount of such Damiani Debt of the Loan Parties shall not exceed the Dollar Equivalent of $10,600,000 at any one time.

10.2.2.    Permitted Liens. Create or suffer to exist any Lien upon any of its Property, except the following (collectively, “Permitted Liens”):

(a)    Liens in favor of the Administrative Agent for the benefit of the Secured Parties granted pursuant to any Loan Document;

(b)    Liens securing the Revolving Loan Debt, subject to the provisions of the Intercreditor Agreement;

(c)    Liens to secure Taxes in respect of obligations not overdue or being Properly Contested, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP, or Liens on Properties to secure claims for labor, material or supplies in respect of obligations not overdue or being Properly Contested, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d)    deposits or pledges made in connection with, or to secure payment of, workmen’s compensation, unemployment insurance, old age pensions or other social security or like obligations;

(e)    Liens on Properties in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as execution is not levied thereunder or in respect of which a Borrower or any such Subsidiary shall at the time in good faith be prosecuting an appeal or proceedings for review and in respect of which a stay of execution shall have been obtained pending such appeal or review;

(f)    Liens of carriers, warehousemen, mechanics and materialmen, and other like Liens on Properties, in existence less than 120 days from the date of creation thereof in respect of obligations not overdue or being Properly Contested, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(g)    encumbrances on Real Estate consisting of easements, servitudes, rights of way, zoning restrictions, restrictions on the use of Real Estate and defects and irregularities in the title thereto, landlord’s or lessor’s liens and other minor Liens, provided that none of such Liens (A) interferes materially with the use of the Property affected in the Ordinary Course of Business, and (B) individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect;

(h)    Liens existing on the ~~date hereof~~Fourth Amendment Effective Date and listed on Schedule 10.2.2 hereto (other than Permitted Liens described in clauses (a), (b),(g), (i), (j), and (m) of this Section 10.2.2);

(i)    purchase money security interests in or purchase money mortgages or vendors’ hypothecs on Property acquired after the date hereof to secure purchase money Debt of the type and amount permitted by Section 10.2.1(g), incurred in connection with the acquisition of such Property, which security interests, vendors’ hypothecs, mortgages, conditional sales agreements, installment sales agreements or other like title retention agreements with respect to Property acquired cover only the Property so acquired, together with the accessories thereto and proceeds thereof;

(j)    (i) the Rolex USA Liens, and (ii) the Rolex Canada Liens and any Liens in favor of Rolex Canada Ltd. to the extent constituting valid and perfected purchase money security interests in accordance with Applicable Law;

(k)    Liens of a bank or financial institution with respect to funds deposited with such institution, including in respect of contractual rights of set-off;

(l)    Liens representing the replacement, extension or renewal of any Liens permitted in clauses (a) through (k) above, provided that (A) any such replacement, extension or renewal Liens shall encumber the same Property (and no additional Property of the Loan Parties) as covered by the Liens that are so replaced, extended or renewed, and (B) the aggregate amount of Debt secured by such Property has not increased as a result of or in connection with such replacement, extension or renewal;

(m)    Liens securing the Quebec Subordinated Debt permitted pursuant to Section 10.2.1(c), provided that such Liens shall, at all times be, subordinate and junior in priority to the Liens securing the Obligations pursuant to the Quebec Subordination Agreements;

(n)    [Reserved];

(o)    Liens created in connection with any goods or merchandise on consignment in which any Loan Party acts as “consignor”, provided that the Borrowers shall have delivered written notice to the Agents of the applicable Loan Party’s intention to enter into such consignment arrangements at least ten (10) days prior to the entry thereof and shall have provided the Agents complete copies of the proposed consignment agreements (if any);

(p)    [Reserved];

(q)    Liens securing any Additional Subordinated Debt permitted under Section 10.2.1(l), provided that such Liens shall, at all times, be subordinate and junior in priority to the Liens securing the Obligations pursuant to a Subordination Agreement in form, scope and substance satisfactory to the Agents; and

(r)    Liens securing the Damiani Debt permitted under Section 10.2.1(m) and Liens securing the obligations of the Loan Parties under the Damiani Debt Documents in respect of the consignment arrangements described therein, provided that, in each case, such Liens shall, at all times, be subordinate and junior in priority to the Liens securing the Obligations to the extent provided in the Damiani Subordination Agreement or another Subordination Agreement in form, scope and substance satisfactory to the Agents.

Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

10.2.3.    Equitable Lien. If any Loan Party shall create or assume any Lien upon any of its Properties, whether now owned or hereafter acquired, other than Permitted Liens, it shall make or cause to be made effective provisions whereby the Obligations will be secured by such Lien equally and ratably with any and all other Debt secured thereby as long as any such Debt shall be so secured; provided that, notwithstanding the foregoing, this covenant shall not be construed as a consent by the Required Lenders to the creation or assumption of any such Lien not otherwise permitted hereby. No Loan Party shall grant any Lien on any Property to the Revolving Lenders unless such Loan Party grants a Lien on such Property to the Administrative Agent.

10.2.4.    No Further Negative Pledges. Enter into any agreement prohibiting the creation or assumption of any Lien upon any of its Properties (other than the Loan Documents and the Revolving Loan Documents), whether now owned or hereafter acquired, except with respect to (a) restrictions on specific assets which assets are the subject of purchase money security interests to the extent permitted under Section 10.2.2(i), and (b) customary anti-assignment provisions contained in leases and licensing and other agreements entered into by a Loan Party in the Ordinary Course of Business.

10.2.5.    [Reserved.]

10.2.6.    Restricted Junior Payments. Through any manner or means or through any other Person, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment except:

(a)    the Borrowers shall be permitted to declare dividends or distributions on or in respect of any shares of any class of Capital Stock of the Borrowers on a quarterly basis but in any event not later than forty-five (45) days after each date on which the Borrowers deliver their financial statements to the Lenders in accordance with Section 10.1.2(b), in each case in an amount not to exceed 33% of Consolidated Net Income for the twelve month period ended as of each such Fiscal Quarter, provided that (i) Fixed Charge Coverage Ratio, measured on a pro forma basis after giving effect to any such payment, is greater than 1.30:1.00, (ii) the aggregate amount of such dividends and distributions actually paid by the Borrowers during the twelve month period ended as of any Fiscal Quarter end shall not exceed 33% of Consolidated Net Income for such twelve month period, (iii) no Default or Event of Default shall have occurred and be continuing at the time such dividends and distributions are made or would result therefrom and (iv) Revolver Excess Availability shall be greater than or equal to $30,000,000 (A) at all times during the thirty (30) day period preceding the date any such dividends and distributions are made,

(B) immediately after giving effect to the making of any such dividends and distributions and (C) on a prospective basis (as demonstrated pursuant to projections of the Borrowers of the type described in Section 10.1.2(g), in form and substance reasonably satisfactory to the Agents, which shall have been delivered to the Agents prior to the date of any such dividends and distributions are made), at all times during the twelve month period commencing on the date any such dividends and distributions are made;

(b)    from and after the Fourth Amendment Effective Date, the Borrowers shall be permitted to pay Gestofi ~~SA~~S.A. fees and expenses in an aggregate amount not greater than ~~$400,000 in any Fiscal Year~~(i) $300,000 for the calendar year ended December 31, 2016, (ii) $200,000 for the calendar year ended December 31, 2017 and (iii) $100,000 for each calendar year thereafter, payable monthly in arrears in equal monthly payments of up to ~~$33,333.33,~~(A) $16,666.67 through December 31, 2017 and (B) $8,333.37 for each calendar month thereafter, for services to be provided to the Borrowers by ~~Mr. Niccolo Rossi and other~~ employees of Gestofi S.A., provided that no Default or Event of Default shall have occurred and be continuing at the time of such payment or would result therefrom;

(c)    the Borrowers and the Guarantors shall be permitted to make any payments of principal and interest on any Intercompany Debt to the extent permitted under Section 10.2.12;

(d)    the Borrowers shall be permitted to make any payment of the Management Debt to the extent expressly permitted under the Management Subordination Agreement, so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom; ~~and~~

(e)     from and after the Fourth Amendment Effective Date, the Borrowers shall be permitted to, without duplication, (i) pay to any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A., an aggregate amount not to exceed $260,000 in any Fiscal Year (or such greater amount to the extent consented to in writing by the Agent in its sole discretion) for expenses incurred by any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A. on behalf of (a) the Chairman of the Board of Directors of the Canadian Borrower in connection with carrying out his duties as Chairman of the Board of Directors of the Canadian Borrower in the ordinary course of business and (b) the Chairman of the Executive Committee of the Canadian Borrower in connection with carrying out his duties as Chairman of the Executive Committee of the Canadian Borrower in the ordinary course of business ~~and (ii~~, (ii) effective January 1, 2017 (1) pay to Niccolo Rossi, an aggregate amount not to exceed €200,000 in any calendar year for carrying out his duties as Chairman of the Board of Directors of the Canadian Borrower plus (2) pay to Niccolo Rossi, an aggregate amount not to exceed €50,000 in any calendar year for carrying out his duties as Chairman of the Executive Committee of the Canadian Borrower and (iii) (x) pay Regaluxe S.r.L. a fee of not more than 3.5% of the total price of the goods sold to Regaluxe S.r.L. in the form of a discount (which fee shall be payable to cover import duties and the carrying costs of value-added taxes financing), and (y) reimburse Regaluxe S.r.L. for other reasonable costs and expenses incurred by Regaluxe S.r.L. in connection with the importation by Regaluxe S.r.L. of goods of the Canadian Borrower and the subsequent sale of such goods by Regaluxe S.r.L. to certain Italian jewelry stores (so long as, to the extent requested by the Agents, the Agents are provided with satisfactory documentation supporting such fees, costs and expenses), provided that in each case, no Default or Event of Default shall have occurred and be continuing at the time of such payment or would result therefrom; and

(f)    the Borrowers shall be permitted to pay Gestofi S.A. (or directly to Dr. Lorenzo Rossi) advisory fees and expenses in an aggregate amount not greater than $50,000 during the 2017 calendar year for strategic advisory services to be provided to the Borrowers by Dr. Lorenzo Rossi, provided that no Default or Event of Default shall have occurred and be continuing at the time of such payment or would result therefrom.

10.2.7.    Restrictions on Subsidiary Distributions. Except as provided herein and in the Revolving Loan Documents, the Borrowers shall not, and shall not permit any Subsidiary of the Borrowers to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Borrowers to (a) pay dividends or make any other distributions on any of such Subsidiary’s Capital Stock owned by any Borrower or any other Subsidiary of any Borrower, (b) repay or prepay any Debt owed by such Subsidiary to any Borrower or any other Subsidiary of such Borrower, (c) make loans or advances to the Borrowers or any other Subsidiary of the Borrowers, or (d) transfer any of its property or assets to the Borrowers or any other Subsidiary of the Borrowers other than restrictions (i) in agreements evidencing Debt permitted by Sections 10.2.1(g) that impose restrictions on the property so acquired, (ii) in any Contractual Obligation listed in Schedule 10.2.7 in effect on the Third Amendment Effective Date and (iii) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the Ordinary Course of Business.

10.2.8.    [Reserved.]

10.2.9.    Investments. Directly or indirectly, make or own any Investment in any Person, including without limitation any Joint Venture, except:

(a)    Investments in cash and Cash Equivalents;

(b)    Investments existing on the date hereof and listed on Schedule 9.1.6(b) hereto;

(c)    Investments consisting of Intercompany Debt to the extent permitted pursuant to Section 10.2.1(d);

(d)    Investments consisting of promissory notes received as proceeds of asset dispositions permitted pursuant to Section 10.2.13(b);

(e)    Investments consisting of loans and advances to employees for moving, entertainment, travel and other similar expenses in the Ordinary Course of Business not to exceed the Dollar Equivalent of $250,000 in the aggregate at any time outstanding, other than any loans or advances that would be in violation of Section 402 of Sarbanes-Oxley;

(f)    Investments by the Borrowers or any Guarantor in BME IPCO in an amount not to exceed, in the aggregate, the sum of (i) the royalty payments required to be paid by the Borrowers or any of their respective Subsidiaries under Section 7.2 of the BME IPCO Distribution Agreement, plus (ii) the Dollar Equivalent of $250,000 in the aggregate in any Fiscal Year, provided, that no Default or Event of Default shall then be continuing under this Agreement;

(g)    a one-time Investment in CGS Canada in an amount not to exceed $50,000 (inclusive of any such Investment made prior to the Third Amendment Effective Date);

(h)    Investments by the Borrowers in the Excluded Subsidiaries not to exceed $300,000 in the aggregate outstanding at any time unless approved by the Agents or to the extent that the Investment is made with the net cash proceeds contemporaneously received by the Canadian Borrower from equity issuances, equity contributions or convertible debentures made for the sole purpose of such Investment; and

(i)    the grant by the Canadian Borrower to the Excluded Subsidiaries of the exclusive right to use the trademarks identified on Schedule 10.2.9(i) hereto in Hong Kong, People’s Republic of China, Mongolia and/or Macau, and the making available by the Canadian Borrower to the Excluded Subsidiaries of the Canadian Borrower’s know-how, confidential or proprietary information and similar Intellectual Property related to the business of the Canadian Borrower solely for use in Hong Kong, People’s Republic of China, Mongolia and/or Macau;

provided, however, that, with the exception of Investments referred to in clauses (f), (g), (h) and (i) of this Section 10.2.9, such Investments will be considered Investments permitted by this Section 10.2.9, only if all actions have been taken to the satisfaction of the Administrative Agent to provide to the Administrative Agent, for the benefit of the Lenders and the Agents, a perfected security interest in all of such Investments free of all Liens other than (i) Liens in favor of the Revolving Agent or the Canadian Revolving Agent, or (ii) Permitted Liens entitled to priority under Applicable Law.

10.2.10.    Prepayment and Cancellation of Certain Debt. Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, any Debt (including, without limitation, (a) any Intercompany Debt or Management Debt (unless otherwise permitted pursuant to Section 10.2.6), (b) the Quebec Subordinated Debt prior to its due date under the agreements evidencing such Debt (in each case, or as amended thereafter in accordance with Section 10.2.11), unless otherwise permitted pursuant to Section 10.2.12, and (c) the Montrovest Debt, the Damiani Debt or the Additional Subordinated Debt, in each case prior to its respective due date under the Montrovest Debt Documents, the Damiani Debt Documents or the applicable Additional Subordinated Debt Documents, and as in effect on the date of entry thereof (in each case, or as amended thereafter in accordance with Section 10.2.11), unless otherwise permitted pursuant to Section 10.2.12. Notwithstanding the foregoing, the Borrowers may pay or prepay the Revolving Loan Debt subject to the terms of the Intercreditor Agreement.

10.2.11.    Amendments or Waivers of Revolving Loan Documents, Management Agreement, Quebec Subordinated Debt Documents, Montrovest Debt Documents, Damiani Debt Documents, Additional Subordinated Debt Documents and Organizational Documents. (a) Agree to any amendment, restatement, supplement or other modification to, or waiver of any of its material rights under, the Revolving Loan Documents (except to the extent expressly permitted under the Intercreditor Agreement), the Management Agreement (except to the extent expressly permitted by the Management Subordination Agreement), the Quebec Subordinated Debt Documents, the Montrovest Debt Documents (except to the extent expressly permitted by the Montrovest Subordination Agreement), the Damiani Debt Documents (except to the extent expressly permitted by the Damiani Subordination Agreement), or any Additional Subordinated Debt Documents, without in each case obtaining the prior written consent of the Required Lenders to such amendment, restatement, supplement or other modification or waiver; or (b) amend, modify or change any of its Organizational Documents (including by the filing or modification of any certificate of designation), other than any such amendments, restatements, supplements or other modifications or waivers which are not adverse in any material respect to the interests of the Lenders. Each Loan Party shall deliver to the Agents complete and correct copies of any amendment, restatement, supplement or other modification to or waiver of the Revolving Loan Documents, the Management Agreement, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, the Damiani Debt Documents, any Additional Subordinated Debt Documents or Organizational Documents.

10.2.12.    Subordinated Debt.

(a)    [Reserved].

(b)    Make any payments in respect of the Quebec Subordinated Debt; provided, that the Loan Parties may make (i) regularly scheduled payments of principal and interest in respect of the Quebec Subordinated Debt so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom, and (ii) prepayments of principal in respect of the Quebec Subordinated Debt so long as (A) Fixed Charge Coverage Ratio, measured on a pro forma basis after giving effect to any such payment, is greater than 1.10:1.00, (B) Revolver Excess Availability as of such date (calculated on a pro forma basis after taking into consideration the payment to be made) shall be greater than an amount equal to the product of (x) thirty percent (30%) multiplied by (y) the Revolving Borrowing Capacity (provided that, for purposes of this clause (b)(ii)(B)(y), the Revolving Borrowing Capacity shall be calculated without deduction of the ~~Availability Block, the~~ Loan to Value Reserve ~~and the Seasonal Availability Block (each~~ (as defined in the Revolving Credit Agreement), the Availability Block and the Seasonal Availability Block, (C) such payment is made within fifteen (15) days after the Borrowers have delivered to the Agents the financial statements pursuant to Section 10.1.2(b), (D) no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom and (E) not less than five (5) days prior to such payment, the Borrowers shall have delivered to the Agents a certificate certifying, and providing appropriate calculations, as to the matters set forth in clauses (A) through (D) of this clause (b)(ii).

(c)    Make any payments in respect of any Intercompany Debt; provided, that the Loan Parties may make such principal and interest payments so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom.

(d)    [Reserved;]

(e)    Make any payments in respect of the Montrovest Debt other than, so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom, regularly scheduled payments of interest in respect of the Montrovest Debt as and when due pursuant to the Montrovest Debt Documents. No prepayment of, or payments of principal on, the Montrovest Debt may be made without the prior written consent of the Agents in their sole discretion.

(f)    Make any payments in respect of any Additional Subordinated Debt other than to the extent permitted pursuant to the Subordination Agreement entered into in connection with such Additional Subordinated Debt.

(g)    Make any payments in respect of the Damiani Debt other than to the extent permitted pursuant to the Damiani Subordination Agreement or another Subordination Agreement in form, scope and substance satisfactory to the Agents.

10.2.13.    Fundamental Changes; Asset Acquisition; Disposition of Assets.

(a)    Become a party to any merger, amalgamation or consolidation, or agree to or effect any asset acquisition or stock acquisition (other than the acquisition of assets in the Ordinary Course of Business consistent with past practices) except (i) the merger, amalgamation or consolidation of one or more of the Subsidiaries of the Borrowers (other than a Borrower) or the Guarantors (other than a Borrower) with and into one of the Borrowers or the Guarantors, provided that (A) in the event of any merger, amalgamation or consolidation of a Borrower and a Guarantor (other than a Borrower), such Borrower shall be the continuing or surviving Person and (B) other than as described in clause (a)(i)(A) herein, in the event that any Borrower or any Guarantor (other than a Borrower) is a party to such merger, amalgamation or consolidation, such Borrower or such Guarantor shall be the continuing or surviving Person, (ii) the merger, amalgamation or consolidation of two or more Subsidiaries of the Borrowers (other than a Borrower) or the Guarantors (other than a Borrower); provided that in the event any Guarantor is a party to such merger, amalgamation, consolidation, asset acquisition or stock acquisition, such Guarantor shall be the continuing or surviving Person or (iii) any other mergers, amalgamations, consolidations, asset acquisitions or stock acquisitions not otherwise contemplated pursuant to this Section 10.2.13(a) in an aggregate amount not to exceed the Dollar Equivalent of $5,000,000, provided that, in each case, (x) in the event any Borrower is a party to such merger, amalgamation, consolidation, asset acquisition or stock acquisition, such Borrower shall be the continuing or surviving Person, (y) the relevant Borrower or Guarantor takes all actions required by the Administrative Agent in order for the Administrative Agent to acquire a perfected security interest (subject only to the first priority security interest in favor of the Revolving Agent or the Canadian Revolving Agent) in such newly acquired assets or stock; and (z) in the case of an asset acquisition or a stock acquisition by any Loan Party, such Loan Party shall, at such Loan Party’s expense, cause any new Subsidiary formed or acquired thereby to (A) join this Agreement and the other Loan Documents as required pursuant to Section 10.1.9 and (B) if any shares of Capital Stock or Debt of such Subsidiary are owned by or on behalf of any Loan Party, such Loan Party shall cause such shares and promissory notes evidencing such Debt to be pledged to the Administrative Agent within 45 days after such Subsidiary is formed or acquired, provided that in no event shall compliance with this Section 10.2.13(a) waive or be deemed a waiver or consent to any transaction giving rise to the need to comply with this Section 10.2.13(a) if such transaction was not otherwise expressly permitted by this Agreement or constitute or be deemed to constitute, with respect to any such Subsidiary, an approval of such Person as a Borrower or a Guarantor or permit the inclusion of any acquired assets in the computation of the Term Loan Borrowing Capacity (or any component definition thereof); or

(b)    Become a party to or agree to or effect any sale, lease, license, consignment, transfer or other disposition of assets, other than (i) the sale of Inventory, the licensing of Intellectual Property and the disposition of obsolete assets, in each case in the Ordinary Course of Business and to a Person other than an Excluded Subsidiary, including Inventory on consignment in which any Loan Party acts as “consignor”, provided that the aggregate Appraised Inventory Liquidation Value of such Inventory does not exceed, at any time, $500,000 and further provided that all such Inventory shall not constitute Eligible Inventory at all times while it is on Consignment, (ii) the sale of Inventory and other assets to a Person other than an Excluded Subsidiary outside the Ordinary Course of Business in connection with Permitted Store Closings, (iii) the transactions described in Section 10.2.9(i) hereof, and (iv) as long as no Event of Default exists or would arise therefrom, sales of assets which are approved by the Collateral Agent.

10.2.14.    Sales and Leasebacks. Except for sales of equipment in the Ordinary Course of Business to a Person other than an Excluded Subsidiary, enter into any arrangement, directly or indirectly, whereby any Loan Party shall sell or transfer any Property owned by it in order then or thereafter to lease such Property or lease other Property that such Loan Party intends to use for substantially the same purpose as the Property being sold or transferred.

10.2.15.    Transactions with Affiliates. Directly or indirectly, engage in any transaction with any Affiliate (other than for services as employees, officers and directors, including employee discounts consistent with past practices), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Affiliate or, to the knowledge of the Borrowers, any corporation, partnership, trust or other Person in which any such Affiliate has a substantial interest or is an officer, director, trustee or partner, except to the extent (i) the terms are more favorable to such Person than would have been obtainable on an arm’s-length basis with an unrelated party in the Ordinary Course of Business; or (ii) in accordance with Section 10.2.6(b), Section 10.2.6(e), Section 10.2.6(f) or Section 10.2.13(b)(iii).

10.2.16.    Business Activities; Permitted Store Closings. (a) Engage directly or indirectly (whether through the Subsidiaries or otherwise) in any type of business other than the businesses conducted by the Loan Parties on the Third Amendment Effective Date and in related businesses, (b) execute, alter, modify, or amend any lease; provided, however, that the Loan Parties may (i) alter, modify or amend any lease in a manner beneficial to the Loan Parties so long as any such alteration, modification or amendment does not adversely affect any rights of the Agents or the Lenders hereunder and (ii) the Loan Parties may terminate the leases on the retail locations which constitute a Permitted Store Closing, or (c) except as provided in clause (b) hereof, commit to close any location at which a Loan Party maintains, offers for sales, or stores any of the Collateral.

10.2.17.    Accounting Changes; Fiscal Year; Tax Consolidation. (a) Make or permit any material change, any change which would have a material impact on the results of operations or financial condition or financial statements or make any change which would be determinative as to whether or not the Borrowers and their Subsidiaries would be in compliance with any of the covenants set forth in Section 10.2 hereof, in accounting policies or reporting practices, without the consent of the Agents, which consent shall not be unreasonably withheld, except changes that are required by or permitted under GAAP or (b) change its Fiscal Year end from the last Saturday of March of each year.

10.2.18.    Margin Regulations. Use all or any portion of the proceeds of the Term Loan to purchase or carry margin stock (within the meaning of Regulation U of the Federal Reserve Board) in contravention of Regulation U of the Federal Reserve Board.

10.2.19.    Hedging Agreements. Enter into any Hedging Agreement, except to hedge risk arising in the Ordinary Course of Business for the purpose of directly mitigating risks associated with fluctuations in interest rates or foreign exchange rates and not for speculative purposes, provided that the aggregate Hedge Termination Value thereof shall not exceed $~~500,000~~1,500,000 at any time outstanding.

10.2.20.    No Speculative Transactions. Engage in any transaction involving commodity options, futures contracts or similar transactions.

10.2.21.    Amendment of Rolex USA Documents and Rolex Canada Documents. Amend any provision of any Rolex USA Document or any Rolex Canada Document in a manner adverse to the Administrative Agent and the other Secured Parties without the prior written consent of the Agents.

10.2.22.    Canadian Subsidiaries. Permit the Canadian Borrower to have any Subsidiary other than the US Borrower, BME IPCO (which ceased to be a Subsidiary on November 17, 2016) and CGS Canada.

10.2.23.    Canadian Plans. Permit any Canadian Loan Party or any of its Subsidiaries to maintain any Canadian Plan that is a defined benefit pension plan.

10.2.24.    Jose Hess Trademark. Permit any Loan Party or any Subsidiary of a Loan Party to use the “Jose Hess & Design” trademark with registration number 1,100,692 until such trademark has been assigned to a Loan Party and the security interest and Lien of the Administrative Agent is properly recorded against such trademark with the United States Patent and Trademark Office.

10.2.25.    Certain Consignment Arrangements. Permit any Loan Party or any Subsidiary of a Loan Party to (a) hold any consigned inventory from any of Clover Corporation, M. Fabrikant & Sons, Inc. or S.H.R. Inc. unless and until the Agents shall have received evidence satisfactory to the Agents that any UCC filings on record or to be recorded in respect of any consignment arrangements made by such Persons are satisfactory to the Agents, or (b) engage in any consignment arrangement with any Loan Party or any Subsidiary of a Loan Party.

10.2.26.    Antilayering. Notwithstanding the foregoing, neither a Loan Party nor any Subsidiary of a Loan Party will create or incur any Indebtedness which is contractually subordinated or junior in right of payment to any other Indebtedness of the Loan Parties, unless such Indebtedness is also subordinated or junior in right of payment, in the same manner and to the same extent, to the Obligations.

10.2.27.    Financial Covenant.

Minimum Consolidated EBITDA. Fail to achieve Consolidated EBITDA, of at least the amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Period	Minimum Consolidated EBITDA
12-month period ending August 31, 2015	$13,000,000
12-month period ending September 30, 2015	$13,250,000
12-month period ending October 31, 2015	$13,750,000
12-month period ending November 30, 2015	$14,250,000
12-month period ending December 31, 2015	$15,000,000
12-month period ending January 31, 2016	$15,500,000
12-month period ending February 28, 2016	$15,750,000
12-month period ending March 31, 2016	$16,500,000
12-month period ending April 30, 2016	$16,500,000
12-month period ending May 31, 2016	$16,500,000
12-month period ending June 30, 2016	$16,500,000
12-month period ending July 31, 2016	$16,750,000
12-month period ending August 31, 2016	$17,250,000
12-month period ending September 30, 2016	$17,500,000
12-month period ending October 31, 2016	$17,750,000
12-month period ending November 30, 2016	$18,250,000
12-month period ending December 31, 2016	$18,750,000

Applicable Period	Minimum Consolidated EBITDA
12-month period ending January 31, 2017	$19,250,000
12-month period ending February 28, 2017	$19,500,000
12-month period ending March 31, 2017	$19,750,000
12-month period ending April 30, 2017	$19,750,000
12-month period ending May 31, 2017	$19,750,000
12-month period ending June 30, 2017	$19,750,000
12-month period ending July 31, 2017 and each 12-month period ending	$20,000,000
~~12-month period ending August 31, 2017~~	~~$20,250,000~~
~~12-month period ending September 30, 2017~~	~~$20,750,000~~
~~12-month period ending October 31, 2017~~	~~$21,250,000~~
~~12-month period ending November 30, 2017~~	~~$21,500,000~~
~~12-month period ending December 31, 2017~~	~~$21,750,000~~
~~12-month period ending January 31, 2018 and each 12-month period ending thereafter~~	~~$22,000,000~~

Notwithstanding anything to the contrary set forth herein, the Minimum Consolidated EBITDA financial covenant set out above shall only be tested for any period ending on or after January 31, 2015 if Revolver Excess Availability is less than $~~8,000,000~~6,000,000 for a period of at least 5 consecutive Business Days (an “Availability Shortfall”), in which case such financial covenant shall be tested as at the last of day of the most recently ended month prior to any such Availability Shortfall and at the end of the month during which such Availability Shortfall occurs.

SECTION 11.    EVENTS OF DEFAULT; REMEDIES ON DEFAULT

11.1.    Events of Default. Each of the following shall be an “Event of Default” hereunder, if the same shall occur for any reason whatsoever, whether voluntary or involuntary, by operation of law or otherwise:

(a)    Any Borrower fails to pay any principal of the Term Loan, any interest on the Term Loan, any fee or any other amount payable under this Agreement or any other Loan Document, when and as the same shall become due and payable (whether at stated maturity, on demand, upon acceleration or otherwise); or

(b)    (i) Any information contained in any Compliance Certificate or Borrowing Base Certificate was untrue or incorrect in any material respect when made or (ii) any representation or warranty made or delivered to any Agent or any Lender by any Loan Party herein, in connection with any Loan Document or transaction contemplated thereby, or in any written statement, report, financial statement or certificate (other than a Borrowing Base Certificate or Compliance Certificate) is untrue, incorrect or misleading in any material respect when given or confirmed (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof); or

(c)    (i) Any Loan Party breaches or fails to perform any covenant contained in Section 7, 8, 10.1 (other than Section 10.1.2(a), (b), (c) or (g)) or 10.2; or (ii) any Loan Party breaches or fails to perform any covenant contained Section 10.1.2(a), (b), (c) or (g) for five (5) days after the date otherwise set forth in such section as a deadline for compliance thereof; or

(d)    Any Loan Party breaches or fails to perform any other covenant contained in any Loan Documents, and such breach or failure is not cured within 15 days after a Senior Officer of such Loan Party receives notice thereof from the Administrative Agent; provided, however, that such notice and opportunity to cure shall not apply if the breach or failure to perform is not capable of being cured within such period; or

(e)    Any Guarantor repudiates, revokes or attempts to revoke its Guaranty; any Loan Party denies or contests the validity or enforceability of any Loan Documents or Obligations, or the perfection or priority of any Lien granted to the Administrative Agent; or any Loan Document ceases to be in full force or effect for any reason (other than a waiver or release by the Administrative Agent and the Lenders) or any Loan Party shall so state in writing; or

(f)    Any judgment or order for the payment of money is entered against a Loan Party or any of its Subsidiaries in an amount that exceeds, individually or cumulatively with all unsatisfied judgments or orders against all the Loan Parties and their Subsidiaries, the Dollar Equivalent of $1,000,000 (net of any insurance coverage therefor acknowledged in writing by the insurer), and shall remain unsatisfied, undischarged, unvacated, unbonded or unstayed for a period of 30 days; or

(g)    Any Loan Party or any of its Subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any Loan Party or any of its Subsidiaries and is not released, vacated or fully bonded within 45 days after its issue or levy; or

(h)    Any loss, theft, damage or destruction occurs with respect to any Collateral if the amount not covered by insurance exceeds the Dollar Equivalent of $1,000,000; or

(i)    Any Loan Party or any of its Subsidiaries is enjoined, restrained or in any way prevented by any Governmental Authority from conducting (i) any material part of its business or (ii) business at more than 10 retail locations, and such order shall continue in effect for more than 5 days; any Loan Party or any of its Subsidiaries suffers the loss, revocation or termination of any material license, permit, lease or agreement necessary to its business and such loss, revocation or termination shall continue unremedied for 5 days; there is a cessation of any material part of a Loan Party’s or any of its Subsidiaries’ business for a material period of time; any Collateral or Property of a Loan Party or any of its Subsidiaries is taken or impaired through condemnation and such loss, revocation or termination is reasonably likely to result in a Material Adverse Effect; any Loan Party or any of its Subsidiaries agrees to or commences any liquidation, dissolution or winding up of its affairs; or any Loan Party or any of its Subsidiaries ceases to be Solvent; or

(j)    Any Insolvency Proceeding is commenced by any Loan Party or any of its Subsidiaries; an Insolvency Proceeding is commenced against any Loan Party or any of its Subsidiaries and such Loan Party or such Subsidiary consents to the institution of the proceeding against it, the petition, filing or other proceeding commencing the proceeding is not timely controverted by such Loan Party or such Subsidiary, such petition, filing or other proceeding is not dismissed or stayed within 45 days after its filing or institution, or an order for relief is entered in the proceeding; a trustee (including an interim trustee), receiver (including an interim receiver or receiver manager) monitor, agent, custodian, sequestrator, administrator, liquidator or like official is appointed to take possession of any substantial Property of or to operate any of the business of any Loan Party or any of its Subsidiaries; or any Loan Party or any of its Subsidiaries makes a proposal or offer (or files a notice of intention to make a proposal or offer) of settlement, extension, arrangements or composition to its unsecured creditors generally; or

(k)    The Borrowers or any ERISA Affiliate incurs any liability to the PBGC or a Guaranteed Pension Plan pursuant to Title IV of ERISA in an aggregate amount exceeding the Dollar Equivalent of $100,000, or the Borrowers or any ERISA Affiliate is assessed withdrawal liability pursuant to Title IV of ERISA by a Multiemployer Plan requiring aggregate annual payments exceeding the Dollar Equivalent of $100,000, the receipt by the Borrowers or any ERISA Affiliate of notice from any Multiemployer Plan that it is in critical or endangered status, pursuant to Section 432 of the Code and Section 305 of ERISA, or any of the following occurs with respect to a Guaranteed Pension Plan: (i) an ERISA Reportable Event, or a failure to satisfy the minimum funding standards under the Pension Funding Rules, provided that the Agents determine in their reasonable discretion that such event (A) could be expected to result in a liability of the Borrowers or any of their Subsidiaries to the PBGC or such Guaranteed Pension Plan in an aggregate amount exceeding the Dollar Equivalent of $500,000 and (B) could constitute grounds for the termination of such Guaranteed Pension Plan by the PBGC, for the appointment by the appropriate United States District Court of a trustee to administer such Guaranteed Pension Plan or for the imposition of a Lien in favor of such Guaranteed Pension Plan; or (ii) the appointment by a United States District Court of a trustee to administer such Guaranteed Pension Plan; or (iii) the institution by the PBGC of proceedings to terminate such Guaranteed Pension Plan; or (iv) any event or condition shall occur or exist with respect to a Canadian Plan that could, in the Agents’ good faith judgment, subject any Canadian Loan Party or any of its Subsidiaries to any tax, penalty or other liabilities under the Supplemental Pension Plans Act (Québec) or the Pension Benefits Act (Ontario) or any other Applicable Pension Legislation and which could reasonably be expected to give rise to a Material Adverse Effect, or if any Canadian Loan Party or any of its Subsidiaries is in default with respect to required payments to a Canadian Plan or any Lien arises (save for contribution amounts not yet due) in connection with any Canadian Plan; or

(l)    Any Loan Party or any of its Subsidiaries is criminally indicted or convicted for (i) a felony committed in the conduct of such Person’s business, or (ii) any state, federal or foreign Applicable Law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) that could lead to forfeiture of any assets of such Person included in the Term Loan Borrowing Capacity or any assets of such Person not included in the Term Loan Borrowing Capacity but having a fair market value in excess of the Dollar Equivalent of $1,000,000; or

(m)    (i) any breach or default of a Loan Party or any of its Subsidiaries occurs under any of the Revolving Loan Documents (or any documents relating to renewals, refinancings and extensions of the Debt incurred thereunder) or any Secured Hedging Agreement or (ii) any such Debt shall become or be declared to be due and payable, or be required to be prepaid or repurchased (other than by a regularly scheduled or required prepayment), prior to the stated maturity thereof; provided that such breach or default shall be deemed continuing hereunder until the Agents or the Required Lenders have expressly waived such breach or default in writing, notwithstanding the fact that such breach or default may have been waived under the terms of the Revolving Loan Documents or any Secured Hedging Agreement; or

(n)    (i) the earlier of (A) receipt by a Loan Party or any of its Subsidiaries of notice from any applicable party under any of the Rolex USA Documents, the Rolex Canada Documents, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, the Damiani Debt Documents or the Additional Subordinated Debt Documents of the occurrence and continuance of a payment default or the occurrence of a payment default under any of such agreements which has continued for fifteen (15) days or (B) any other material breach or default of a Loan Party or any of its Subsidiaries occurs under any of the Rolex USA Documents, the Rolex Canada Documents, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, the Damiani Debt Documents or the Additional Subordinated Debt Documents (or any documents relating to renewals, refinancings and extensions of the Debt incurred thereunder) or (ii) any such Debt shall become or be declared to be due and payable, or be required to be prepaid or repurchased (other than by a regularly scheduled or required prepayment), prior to the stated maturity thereof; or

(o)    Subject to Section 11.1(n), (i) any breach or default of a Loan Party or any of its Subsidiaries occurs under any document, instrument or agreement to which it is a party or by which it or any of its Properties is bound, relating to any Debt (other than the Obligations) in excess of the Dollar Equivalent of $1,000,000, if the maturity of or any payment with respect to such Debt may be accelerated or demanded due to such breach or default or (ii) any such Debt shall become or be declared to be due and payable, or be required to be prepaid or repurchased (other than by a regularly scheduled or required prepayment), prior to the stated maturity thereof; or

(p)    There shall occur any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty, which in any such case causes, for more than 5 consecutive days, the cessation or substantial curtailment of revenue producing activities at more than 5 retail locations not covered by business interruption insurance; or

(q)    (i) Any Security Document shall for any reason fail or cease to create valid, perfected and enforceable Liens on any Collateral purported to be covered thereby or, except as permitted by the Loan Documents, such Liens shall fail or cease to be a perfected with the priorities contemplated by the Intercreditor Agreement, the Quebec Subordination Agreements, the Rolex USA Subordination Agreement, the Rolex Canada Subordination Agreement, the other Subordination Agreements and the other Security Documents, or any Loan Party shall so state in writing; or (ii) any breach or default by any Person (other than the Administrative Agent) occurs under any Subordination Agreement or the Intercreditor Agreement; or (iii) any Person (other than the Administrative Agent) shall repudiate, revoke or attempt to revoke any Subordination Agreement or the Intercreditor Agreement; or (iv) any of the terms of any Subordination Agreement or the Intercreditor Agreement shall be invalidated or cease to be in full force and effect;

(r)    A Change of Control occurs; or

(s)    A Montrovest LC Event occurs, unless within ten (10) Business Days after receipt of written notice from the Administrative Agent, a replacement Montrovest LC is issued by an issuing bank satisfactory to the Administrative Agent and on the same terms (other than, to the extent applicable, the extension of the expiry date) as the Montrovest LC issued on the Third Amendment Effective Date.

11.2.    Remedies upon Default. If an Event of Default described in Section 11.1(j) occurs with respect to any Loan Party, then to the extent permitted by Applicable Law, all Obligations shall become automatically due and payable and all Commitments shall terminate, without any action by the Agents or notice of any kind. In addition, or if any other Event of Default exists, the Agents may in their discretion (and shall upon written direction of the Required Lenders) do any one or more of the following from time to time:

(a)    declare any Obligations immediately due and payable, whereupon they shall be due and payable without diligence, presentment, demand, protest or notice of any kind, all of which are hereby waived by the Loan Parties to the fullest extent permitted by law;

(b)    make any adjustment to the Term Loan Borrowing Capacity or any component definition therein;

(c)    require the Loan Parties to Cash Collateralize Obligations that are contingent or not yet due and payable, and, if the Loan Parties fail promptly to deposit such Cash Collateral, the Administrative Agent may (and shall upon the direction of the Required Lenders) advance the required Cash Collateral as a Protective Advance;

(d)    with respect to any Collateral consisting of Inventory, conduct one or more going out of business sales, in the Administrative Agent’s own right or by one or more agents, representatives, receivers and contractors. Such sale(s) may be conducted upon any premises owned, leased, or occupied by any Loan Party, and in conjunction with any such sale, (i) the Administrative Agent and any such agent, representative, receiver or contractor may augment the Inventory with other goods (all of which other goods shall remain the sole property of the Administrative Agent or such agent or contractor), (ii) any amounts realized from the sale of such goods which constitute augmentations to the Inventory (net of an allocable share of the costs and expenses incurred in their disposition) shall be the sole property of the Administrative Agent or such agent or contractor and no Loan Party nor any Person claiming under or in right of such Loan Party shall have any interest therein, (iii) each purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of any Loan Party, and, to the extent permitted by Applicable Law, each Loan Party hereby waives all rights of redemption, stay, valuation and appraisal which such Loan Party now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted; and

(e)    exercise any other rights or remedies afforded under any agreement (including, without limitation, this Agreement and the other Loan Documents), by law, at equity or otherwise, including the rights and remedies of a secured party under the UCC, the PPSA, the Civil Code of Québec or Applicable Law. Such rights and remedies include the rights to (i) take possession of any Collateral; (ii) require the Loan Parties to assemble Collateral, at the Borrowers’ expense, and make it available to the Administrative Agent at a place designated by the Administrative Agent; (iii) enter any premises where Collateral is located and store Collateral on such premises until sold (and if the premises are owned or leased by a Loan Party, the Loan Parties agree not to charge for such storage); and (iv) sell or otherwise dispose of any Collateral in its then condition, or after any further manufacturing or processing thereof, at public or private sale, with such notice as may be required by Applicable Law, in lots or in bulk, at such locations, all as the Administrative Agent, in its discretion, deems advisable. Each Loan Party agrees that

5 days’ notice of any proposed sale or other disposition of Collateral by the Administrative Agent shall be reasonable. The Administrative Agent shall have the right to conduct such sales on any Loan Party’s premises, without charge, and such sales may be adjourned from time to time in accordance with Applicable Law. The Administrative Agent shall have the right to sell, lease or otherwise dispose of any Collateral for cash, credit or any combination thereof, and the Administrative Agent may purchase any Collateral at public or, if permitted by law, private sale and, in lieu of actual payment of the purchase price, may set off the amount of such price against the Obligations.

11.3.    License. The Administrative Agent is hereby granted an irrevocable, non-exclusive license or other right to use, license or sub-license (without payment of royalty or other compensation to any Person) any or all Intellectual Property of the Loan Parties, computer hardware and software, trade secrets, brochures, customer lists, promotional and advertising materials, labels, packaging materials and other Property, in advertising for sale, marketing, selling, collecting, completing manufacture of, or otherwise exercising any rights or remedies with respect to, any Collateral in each case after the occurrence, and during the continuance, of an Event of Default.

11.4.    Setoff. The Agents, the Lenders and their Affiliates and branches are each authorized by the Loan Parties at any time that an Event of Default has occurred and is continuing, without notice to the Loan Parties or any other Person, to set off and to appropriate and apply any deposits (general or special), funds, claims, obligations, liabilities or other Debt at any time held or owing by any Agent, any Lender or any such Affiliate or branch to or for the account of any Loan Party against any Obligations, whether or not demand for payment of such Obligation has been made, any Obligations have been declared due and payable, are then due, or are contingent or unmatured, or the Collateral or any guaranty or other security for the Obligations is adequate.

11.5.    Remedies Cumulative; No Waiver.

11.5.1.    Cumulative Rights. All covenants, conditions, provisions, warranties, guaranties, indemnities and other undertakings of the Loan Parties contained in the Loan Documents are cumulative and not in derogation or substitution of each other. In particular, the rights and remedies of the Agents and the Lenders are cumulative, may be exercised at any time and from time to time, concurrently or in any order, and shall not be exclusive of any other rights or remedies that the Agents and the Lenders may have, whether under any agreement, by law, at equity or otherwise.

11.5.2.    Waivers. The failure or delay of any party hereto to require strict performance by any other party thereto with any terms of the Loan Documents, or to exercise any rights or remedies with respect to Collateral or otherwise, shall not operate as a waiver thereof nor as establishment of a course of dealing. All rights and remedies shall continue in full force and effect until the Full Payment of all Obligations. No modification of any terms of any Loan Documents (including any waiver thereof) shall be effective, unless such modification is specifically provided in a writing directed to the Borrowers and executed by the Borrowers and the Agents or the requisite Lenders, and such modification shall be applicable only to the matter specified. No waiver of any Default or Event of Default shall constitute a waiver of any other Default or Event of Default that may exist at such time, unless expressly stated. If any Agent or any Lender accepts performance by any Loan Party under any Loan Documents in a manner other than that specified therein, or during any Default or Event of Default, or if any Agent or any Lender shall delay or exercise any right or remedy under any Loan Documents, such acceptance, delay or exercise shall not operate to waive any Default or Event of Default nor to preclude exercise of any other right or remedy.

11.6.    Judgment Currency. If, for the purpose of obtaining judgment in any court or obtaining an order enforcing a judgment, it becomes necessary to convert any amount due under this Agreement in Dollars or in any other currency (hereinafter in this Section 11.6 called the “first currency”) into any other currency (hereinafter in this Section 11.6 called the “second currency”), then the conversion shall be made at Bank of America’s spot rate of exchange for buying the first currency with the second currency prevailing at the Administrative Agent’s close of business on the Business Day next preceding the day on which the judgment is given or (as the case may be) the order is made. Any payment made to any Agent or any Lender pursuant to this Agreement in the second currency shall constitute a discharge of the obligations of the Borrowers to pay to the Agents and the Lenders any amount originally due to the Agents and the Lenders in the first currency under this Agreement only to the extent of the amount of the first currency which each Agent and each of the Lenders is able, on the date of the receipt by it of such payment in any second currency, to purchase, in accordance with such Agent’s and such Lender’s normal banking procedures, with the amount of such second currency so received. If the amount of the first currency falls short of the amount originally due to the Agents and the Lenders in the first currency under this Agreement, each of the Borrowers, with respect to itself and its Subsidiaries, agrees that it will indemnify each Agent and each of the Lenders against and save each Agent and each of the Lenders harmless from any shortfall so arising. This indemnity shall constitute an obligation of each such Borrower separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due to any Agent or any Lender under this Agreement or under any such judgment or order. Any such shortfall shall be deemed to constitute a loss suffered by the Agents and each such Lender, as the case may be, and the Borrowers shall not be entitled to require any proof or evidence of any actual loss. The covenant contained in this Section 11.6 shall survive the Full Payment of the Obligations.

SECTION 12.    THE AGENTS

12.1.    Appointment, Authority and Duties of the Agents.

12.1.1.    Appointment and Authority of the Agents.

(a)    Each Lender appoints and designates Crystal as the Administrative Agent hereunder. The Administrative Agent may, and each Lender authorizes the Administrative Agent to, enter into all Loan Documents (including, without limitation, the Intercreditor Agreement) to which the Administrative Agent is intended to be a party and accept all Security Documents, for the Administrative Agent’s benefit and the benefit of the Secured Parties. Each Lender agrees that any action taken by the Administrative Agent or the Required Lenders, in accordance with the provisions of the Loan Documents, and the exercise by the Administrative Agent or the Required Lenders of any rights or remedies set forth therein, together with all other powers reasonably incidental thereto, shall be authorized and binding upon all Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall have the sole and exclusive authority to (a) act as the disbursing and collecting agent for the Lenders with respect to all payments and collections arising in connection with the Loan Documents; (b) execute and deliver as the Administrative Agent each Loan Document to which it is intended to be a party, including any intercreditor or subordination agreement, and accept delivery of each Loan Document from any Loan Party or other Person; (c) act as collateral agent for the Secured Parties for purposes of perfecting and administering Liens under the Loan Documents and all other matters concerning Collateral of the US Loan Parties and the Non-Canadian Loan Parties and Collateral of the Canadian Loan Parties situated in the United States, and for all other purposes stated therein; and (d) exercise all rights and remedies given to the Administrative Agent with respect to any Collateral under the Loan Documents, Applicable Law or otherwise. The duties of the Administrative Agent shall be ministerial and administrative in nature, and the Administrative Agent shall not have a fiduciary relationship with any Lender, Secured Party, Participant or other Person, by reason of any Loan Document or any transaction relating thereto.

(b)    Each Lender appoints and designates Crystal as Collateral Agent hereunder. Collateral Agent may, and each Lender authorizes Collateral Agent to, enter into all Loan Documents to which Collateral Agent is intended to be a party and accept all Security Documents, for Collateral Agent’s benefit and the benefit of the Secured Parties. Each Lender agrees that any action taken by Collateral Agent in accordance with the provisions of the Loan Documents, and the exercise by Collateral Agent of any rights or remedies set forth therein, together with all other powers reasonably incidental thereto, shall be authorized and binding upon all Lenders. The duties of Collateral Agent shall be ministerial and administrative in nature, and Collateral Agent shall not have a fiduciary relationship with any Lender, Secured Party, Participant or other Person, by reason of any Loan Document or any transaction relating thereto. For greater certainty, the Collateral Agent, as part of its duties as Collateral Agent, is hereby appointed and shall serve as the hypothecary representative of the Secured Parties pursuant to Article 2692 of the Civil Code of Quebec for purposes of any hypothec granted after the Fourth Amendment Effective Date by any Loan Party.

(c)    For the purposes of the grant of security under the laws of the Province of Québec which may now or in the future be required to be provided by any Loan Party, the Administrative Agent is hereby irrevocably authorized and appointed to act as the holder of an irrevocable power of attorney (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Quebec) in order to hold any hypothec granted under the laws of the Province of Québec as security for any debenture, bond or other title of indebtedness that may be issued by any such Loan Party pursuant to a deed of hypothec and to exercise such rights and duties as are conferred upon a fondé de pouvoir under the relevant deed of hypothec and Applicable Laws (with the power to delegate any such rights or duties). Moreover, in respect of any pledge by any such Loan Party of any such debenture, bond or other title of indebtedness as security for any Obligations, the Administrative Agent shall also be authorized to hold such debenture, bond or other title of indebtedness as agent and pledgee for its own account and for the benefit of all Secured Parties, the whole notwithstanding the provisions of Section 32 of An Act respecting the Special Powers of Legal Persons (Quebec). The execution prior to the date hereof by the Administrative Agent, acting as the holder of an irrevocable power of attorney (fondé de pouvoir), of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any person who becomes a Lender or successor Administrative Agent shall be deemed to have consented to and ratified the foregoing appointment of the Administrative Agent as fondé de pouvoir, agent and mandatary on behalf of all Secured Parties, including such person as a Secured Party. For greater certainty, the Administrative Agent, acting as the holder of an irrevocable power of attorney (fondé de pouvoir), shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation and appointment of a successor Administrative Agent, such successor Administrative Agent shall also act as the holder of an irrevocable power of attorney (fondé de pouvoir). Notwithstanding the provisions of Section Province of Quebec.

(d)    The relationship between the Administrative Agent and each of the other Secured Parties is that of an independent contractor. The use of the term “Administrative Agent” is for convenience only and is used to describe, as a form of convention, the independent contractual relationship between the Administrative Agent and each of the other Secured Parties. Nothing contained in this Agreement nor the other Loan Documents shall be construed to create an agency, trust or other fiduciary relationship between the Administrative Agent and any of the other Secured Parties. The relationship between Collateral Agent and each of the other Secured Parties is that of an independent contractor. The use of the term “Collateral Agent” is for convenience only and is used to describe, as a form of convention, the independent contractual relationship between Collateral Agent and each of the other Secured Parties. Nothing contained in this Agreement nor the other Loan Documents shall be construed to create an agency, trust or other fiduciary relationship between Collateral Agent and any of the other Secured Parties

(e)    As an independent contractor empowered by the Secured Parties to exercise certain rights and perform certain duties and responsibilities hereunder and under the other Loan Documents, each Agent is nevertheless a “representative” of the Secured Parties, as that term is defined in Article 1 of the Uniform Commercial Code, for purposes of actions for the benefit of the Lenders and the Agents with respect to all collateral security and guaranties contemplated by the Loan Documents. Such actions include the designation of an Agent, as applicable, as “secured party”, “mortgagee” or the like on all financing statements and other documents and instruments, whether recorded, filed, registered or otherwise, relating to the attachment, perfection, enforceability, priority or enforcement of any security interests, mortgages, hypothecs or deeds of trust in collateral security intended to secure the payment or performance of any of the Obligations, all for the benefit of the Secured Parties.

12.1.2.    Duties. Except as may otherwise be agreed among the Agents and the Lenders in writing from time to time, no Agent shall have any duties except those expressly set forth in the Loan Documents, nor be required to initiate or conduct any Enforcement Action except to the extent directed to do so by the Required Lenders while an Event of Default exists. The conferral upon any Agent of any right shall not imply a duty on such Agent’s part to exercise such right, unless instructed to do so by the Required Lenders in accordance with this Agreement.

12.1.3.    Agent Professionals. Each Agent may perform its duties through agents and employees. Each Agent may consult with and employ Agent Professionals, and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by an Agent Professional. No Agent shall be responsible for the negligence or misconduct of any agents, employees or Agent Professionals selected by it with reasonable care.

12.1.4.    Instructions of the Required Lenders. The rights and remedies conferred upon the Agents under the Loan Documents may be exercised without the necessity of joinder of any other party, unless required by Applicable Law. Each Agent may request instructions from the Required Lenders with respect to any act (including the failure to act) in connection with any Loan Documents, and may seek assurances to its satisfaction from the Lenders of their indemnification obligations under Section 12.6 against all Claims that could be incurred by such Agent in connection with any act. Each Agent shall be entitled to refrain from any act until it has received such instructions or assurances, and no Agent shall incur liability to any Person by reason of so refraining. Instructions of the Required Lenders shall be binding upon all Lenders, and no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or refraining from acting in accordance with the instructions of the Required Lenders. Notwithstanding the foregoing, instructions by and consent of all Lenders shall be required in the circumstances described in Section 14.1.1, and in no event shall, and in no event shall the Required Lenders, without the prior written consent of each Lender, direct the Administrative Agent to accelerate and demand payment of any portion of the Term Loan held by one Lender without accelerating and demanding payment of the Term Loan in its entirety. In no event shall any Agent be required to take any action that, in its opinion, is contrary to Applicable Law or any Loan Documents or could subject any Agent Indemnitee to personal liability.

12.2.    Agreements Regarding Collateral and Field Examination Reports.

12.2.1.    Lien Releases; Care of Collateral. The Lenders authorize the Administrative Agent to release any Lien with respect to any Collateral (a) upon the occurrence of the Full Payment of the Obligations, (b) that is the subject of a disposition which is permitted under this Agreement (including under Section 10.2.13) or a Lien which is a Permitted Lien entitled to priority over the Administrative Agent’s Liens, (c) is non-material and not of the type included in the Term Loan Borrowing Capacity, or (d) with the written consent of all Lenders. The Administrative Agent shall not have any obligation whatsoever to any Lenders to assure that any Collateral exists or is owned by a Loan Party, or is cared for, protected, insured or encumbered, nor to assure that the Administrative Agent’s Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral.

12.2.2.    Possession of Collateral. The Agents and the Lenders appoint each Agent and each other Lender as agent for the purpose of perfecting Liens (for the benefit of the Secured Parties) in any Collateral that, under the UCC, PPSA or other Applicable Law, can be perfected by possession. If any Lender obtains possession of any such Collateral, it shall notify the Administrative Agent thereof and, promptly upon the Administrative Agent’s request, deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions or as required by the Intercreditor Agreement.

12.2.3.    Reports. The Administrative Agent shall promptly, upon receipt thereof, forward to each Lender (other than Collateral Agent who shall receive such items directly from the Persons providing such reports) copies of the results of any field audit or other examination or any appraisal prepared by or on behalf of any Agent with respect to any Loan Party or Collateral (“Report”). Each Lender agrees (a) that no Agent makes any representation or warranty as to the accuracy or completeness of any Report, and shall not be liable for any information contained in or omitted from any Report; (b) that the Reports are not intended to be comprehensive audits or examinations, and that any Agent or any other Person performing any audit or examination will inspect only specific information regarding Obligations or the Collateral and will rely significantly upon the Loan Parties’ books and records as well as upon representations of the Loan Parties’ officers and employees; and (c) to keep all Reports confidential and strictly for such Lender’s internal use, and not to distribute any Report (or the contents thereof) to any Person (except to such Lender’s Participants, attorneys and accountants) or use any Report in any manner other than administration of the Term Loan and other Obligations. Each Lender agrees to indemnify and hold harmless each Agent and any other Person preparing a Report from any action such Lender may take as a result of or any conclusion it may draw from any Report, as well as any Claims arising in connection with any third parties that obtain all or any part of a Report through such Lender, provided that no Lender shall have any obligation to indemnify and hold harmless such other Person preparing a Report for any claims arising that are determined in a final, non-appealable judgment by a court of competent jurisdiction to result from the gross negligence or willful misconduct of such other Person preparing such Report.

12.3.    Reliance by the Agents. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any certification, notice or other communication (including those by telephone, telex, telegram, telecopy, electronic transmission or e-mail) believed by it to be genuine and correct and to have been signed, sent or made by the proper Person, and upon the advice and statements of the Agent Professionals.

12.4.    Action Upon Default. No Agent shall be deemed to have knowledge of any Default or Event of Default unless it has received written notice from a Lender or the Borrower specifying the occurrence and nature thereof. If any Lender acquires knowledge of a Default or Event of Default, it shall promptly notify the Agents and the other Lenders thereof in writing. Each Lender agrees that, except as otherwise provided in any Loan Documents or with the written consent of the Agents and the Required Lenders, it will not take any Enforcement Action, accelerate its Obligations, or exercise any right that it might otherwise have under Applicable Law to credit bid at foreclosure sales, UCC sales or other similar dispositions of Collateral. Notwithstanding the foregoing, however, a Lender may take action to preserve or enforce its rights against a Loan Party where a deadline or limitation period is applicable that would, absent such action, bar enforcement of Obligations held by such Lender, including the filing of proofs of claim in an Insolvency Proceeding.

12.5.    Ratable Sharing. If any Lender shall obtain any payment or reduction of any Obligation, whether through set-off or otherwise, in excess of its share of such Obligation, determined on a Pro Rata basis or in accordance with Section 5.5, as applicable, such Lender shall forthwith purchase from the Administrative Agent and the other applicable Lenders such participations in the affected Obligation as are necessary to cause the purchasing Lender to share the excess payment or reduction on a Pro Rata basis or in accordance with Section 5.5, as applicable. If any of such payment or reduction is thereafter recovered from the purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

12.6.    Indemnification of the Agent Indemnitees.

12.6.1.    INDEMNIFICATION. EACH LENDER SHALL INDEMNIFY AND HOLD HARMLESS AGENT INDEMNITEES, TO THE EXTENT NOT REIMBURSED BY THE LOAN PARTIES (BUT WITHOUT LIMITING THE INDEMNIFICATION OBLIGATIONS OF LOAN PARTIES UNDER ANY LOAN DOCUMENTS), ON A PRO RATA BASIS, AGAINST ALL CLAIMS THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY AGENT INDEMNITEE; PROVIDED THAT NO LENDER SHALL HAVE ANY OBLIGATION TO INDEMNIFY OR HOLD HARMLESS THE AGENT INDEMNITEES FOR ANY CLAIM THAT IS DETERMINED IN A FINAL, NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO RESULT FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY AGENT INDEMNITEE. If any Agent is sued by any receiver, trustee in bankruptcy, debtor-in-possession or other Person for any alleged preference from a Loan Party or fraudulent transfer, then any monies paid by such Agent in settlement or satisfaction of such proceeding, together with all interest, costs and expenses (including attorneys’ fees) incurred in the defense of same, shall be promptly reimbursed to such Agent by the Lenders to the extent of each Lender’s Pro Rata share.

12.6.2.    Proceedings. Without limiting the generality of the foregoing, if at any time (whether prior to or after the Termination Date) any proceeding is brought against any Agent Indemnitees by a Loan Party, or any Person claiming through a Loan Party, to recover damages for any act taken or omitted by any Agent in connection with any Obligations, Collateral, Loan Documents or matters relating thereto, or otherwise to obtain any other relief of any kind on account of any transaction relating to any Loan Documents, each Lender agrees to indemnify and hold harmless the Agent Indemnitees with respect thereto and to pay to the Agent Indemnitees such Lender’s Pro Rata share of any amount that any Agent Indemnitee is required to pay under any judgment or other order entered in such proceeding or by reason of any settlement, including all interest, costs and expenses (including attorneys’ fees) incurred in defending same; provided that no Lender shall be liable for payment of any such amount to the extent that it is determined in a final, non-appealable judgment by a court of competent jurisdiction that such judgment, order or settlement resulted from any Agent Indemnitees’ gross negligence or willful misconduct. In the Administrative Agent’s discretion, the Administrative Agent may reserve for any such proceeding, and may satisfy any judgment, order or settlement, from proceeds of Collateral prior to making any distributions of Collateral proceeds to the Lenders provided that it has not been determined in a final, non-appealable judgment by a court of competent jurisdiction that such judgment, order or settlement resulted from any Agent Indemnitees’ gross negligence or willful misconduct.

12.7.    Limitation on Responsibilities of the Agents. No Agent shall be liable to the Lenders for any action taken or omitted to be taken under the Loan Documents, except for losses directly and solely caused by such Agent’s gross negligence or willful misconduct. No Agent assumes any responsibility for any failure or delay in performance or any breach by any Loan Party or Lender of any obligations under the Loan Documents. No Agent makes to the Lenders any express or implied warranty, representation or guarantee with respect to any Obligations, Collateral, Loan Documents or Loan Party. No Agent Indemnitee shall be responsible to the Lenders for any recitals, statements, information, representations or warranties contained in any Loan Documents; the execution, validity, genuineness, effectiveness or enforceability of any Loan Documents; the genuineness, enforceability, collectibility, value, sufficiency, location or existence of any Collateral, or the validity, extent, perfection or priority of any Lien therein; the validity, enforceability or collectibility of any Obligations; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Loan Party or Account Debtor. No Agent Indemnitee shall have any obligation to any Lender to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any Loan Party of any terms of the Loan Documents, or the satisfaction of any conditions precedent contained in any Loan Documents.

12.8.    Successor Agent.

12.8.1.    Resignation; Successor Agent. Subject to the appointment and acceptance of a successor Agent as provided below, each Agent may resign at any time by giving at least 30 days written notice thereof to the Lenders and the Borrowers. Upon receipt of such notice, the Required Lenders shall have the right to appoint a successor Administrative Agent or Collateral Agent, as applicable, which shall be (a) a Lender or an Affiliate of a Lender; or (b) a commercial bank with an office in the United States or Canada, as applicable, that, unless a Default or Event of Default exists, is reasonably acceptable to the Borrower Agent. If no successor agent is appointed prior to the effective date of the resignation of the applicable Agent, then such applicable Agent may appoint a successor agent from among the Lenders. Upon acceptance by a successor Agent of an appointment to serve as Administrative Agent or Collateral Agent, as applicable, hereunder, such successor Agent shall thereupon succeed to and become vested with all the powers and duties of the retiring Agent, without further act, and the retiring Agent shall be discharged from its duties and obligations hereunder but shall continue to have the benefits of the indemnification set forth in Sections 12.6 and 14.2. Notwithstanding any Agent’s resignation, the provisions of this Section 12 shall continue in effect for its benefit with respect to any actions taken or omitted to be taken by it in such capacity. Any successor by merger or acquisition of the stock or assets of Crystal shall continue to be the Administrative Agent and Collateral Agent hereunder without further act on the part of the parties hereto, unless such successor resigns as provided above.

12.8.2.    Separate Agent. It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction. If the Administrative Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, the Administrative Agent may appoint an additional Person who is not so limited, as a separate collateral agent. If the Administrative Agent so appoints a collateral agent, each right and remedy intended to be available to the Administrative Agent under the Loan Documents shall also be vested in such separate agent. Every covenant and obligation necessary to the exercise thereof by such agent shall run to and be enforceable by it as well as the Administrative Agent. The Lenders shall execute and deliver such documents as the Administrative Agent deems appropriate to vest any rights or remedies in such agent. If any collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by the Administrative Agent until appointment of a new agent. Notwithstanding the provisions of this Agreement or any of the other Loan Documents, the Documentation Agent shall have no powers, rights, duties, responsibilities or liabilities with respect to this Agreement and the other Loan Documents.

12.9.    Due Diligence and Non-Reliance. Each Lender acknowledges and agrees that it has, independently and without reliance upon any Agent or any other Lenders, and based upon such documents, information and analyses as it has deemed appropriate, made its own credit analysis of each Loan Party and its own decision to enter into this Agreement and to fund its Pro Rata share of the Term Loan. Each Lender has made such inquiries concerning the Loan Documents, the Collateral and each

Loan Party as such Lender feels necessary. Each Lender further acknowledges and agrees that the other Lenders and the Agents have made no representations or warranties concerning any Loan Party, any Collateral or the legality, validity, sufficiency or enforceability of any Loan Documents or Obligations. Each Lender will, independently and without reliance upon the other Lenders or the Agents, and based upon such financial statements, documents and information as it deems appropriate at the time, continue to make and rely upon its own credit decisions in making its Pro Rata share of the Term Loan and in taking or refraining from any action under any Loan Documents. Except for notices, reports and other information expressly requested by a Lender, no Agent shall have any duty or responsibility to provide any Lender with any notices, reports or certificates furnished to any Agent by any Loan Party or any credit or other information concerning the affairs, financial condition, business or Properties of any Loan Party (or any of its Affiliates) which may come into possession of any Agent or any of such Agent’s Affiliates or branches.

12.10.    Replacement of Certain Lenders. In the event that any Lender (a) fails to fund its Pro Rata share of the Term Loan, and such failure is not cured within two Business Days, (b) defaults in performing any of its obligations under the Loan Documents, or (c) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and the Required Lenders consented, then, in addition to any other rights and remedies that any Person may have, the Administrative Agent may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to Eligible Assignee(s) specified by the Administrative Agent, pursuant to appropriate Assignment and Assumption Agreement(s) and within 20 days after the Administrative Agent’s notice. The Administrative Agent is irrevocably appointed as attorney-in-fact to execute any such Assignment and Assumption Agreement if the Lender fails to execute same. Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents, including all principal, interest and fees through the date of assignment (but excluding any Early Termination Fee or other prepayment charge).

12.11.    Remittance of Payments and Collections.

12.11.1.    Remittances Generally. All payments by any Lender to the Administrative Agent shall be made by the time and on the day set forth in this Agreement, in immediately available funds. If no time for payment is specified or if payment is due on demand by the Administrative Agent and request for payment is made by the Administrative Agent by 11:00 a.m. on a Business Day, payment shall be made by the Lender not later than 2:00 p.m. on such day, and if request is made after 11:00 a.m., then payment shall be made by 11:00 a.m. on the next Business Day. Payment by the Administrative Agent to any Lender shall be made by wire transfer, in the type of funds received by the Administrative Agent. Any such payment shall be subject to the Administrative Agent’s right of offset for any amounts due from such Lender under the Loan Documents.

12.11.2.    Failure to Pay. If any Lender fails to pay any amount when due by it to the Administrative Agent pursuant to the terms hereof, such amount shall bear interest from the due date until paid at the rate determined by the Administrative Agent as customary in the banking industry for interbank compensation. In no event shall the Borrowers be entitled to receive credit for any interest paid by a Lender to the Administrative Agent.

12.11.3.    Recovery of Payments. If the Administrative Agent pays any amount to a Lender in the expectation that a related payment will be received by the Administrative Agent from a Loan Party and such related payment is not received, then the Administrative Agent may recover such amount from each Lender that received it. If the Administrative Agent determines at any time that an amount received under any Loan Document must be returned to a Loan Party or paid to any other Person pursuant to Applicable Law or otherwise, then, notwithstanding any other term of any Loan Document, the Administrative Agent shall not be required to distribute such amount to any Lender. If any amounts received and applied by the Administrative Agent to any Obligations are later required to be returned by the Agent pursuant to the Applicable Law, the Lenders shall pay to the Administrative Agent, on demand, such Lender’s Pro Rata share of the amounts required to be returned.

12.12.    Crystal in its Individual Capacity. As Lenders, Crystal and its Affiliates shall have the same rights and remedies under the other Loan Documents as any other Lender, and the terms “Lenders,” “Required Lenders,” or any similar term shall include Crystal and its Affiliates in their capacity as Lenders. Each of Crystal and its Affiliates may accept deposits from, maintain deposits or credit balances for, invest in, lend money to, act as trustee under indentures of, serve as financial or other advisor to, and generally engage in any kind of business with, the Loan Parties and their Affiliates, as if Crystal and such Affiliates were any other bank, without any duty to account therefor (including any fees or other consideration received in connection therewith) to the other Lenders. In its individual capacity, each of Crystal and its Affiliates may receive information regarding the Loan Parties, their Affiliates and their Account Debtors (including information subject to confidentiality obligations), and each Lender agrees that each of Crystal and its Affiliates shall be under no obligation to provide such information to the Lenders, if acquired in such individual capacity and not as Administrative Agent hereunder.

12.13.    Agent Titles. Each Lender (if any), other than Crystal, that is designated (on the cover page of this Agreement or otherwise) by Crystal as an “Agent” of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders or otherwise expressly set forth herein, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

12.14.    No Third Party Beneficiaries. This Section 12 is an agreement solely among Lenders and the Administrative Agent, and does not confer any rights or benefits upon the Loan Parties or any other Person. As between the Loan Parties and the Administrative Agent, any action that the Administrative Agent may take under any Loan Documents shall be conclusively presumed to have been authorized and directed by the Lenders as herein provided.

12.15.    Loan Documents; Intercreditor Agreement. Each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Third Amendment Effective Date specifying its objection thereto. Without limiting the generality of the foregoing, the Lenders hereby irrevocably authorize the Administrative Agent to enter into the Intercreditor Agreement and agree to be bound by the provisions thereof.

SECTION 13.    BENEFIT OF AGREEMENT; ASSIGNMENTS AND PARTICIPATIONS

13.1.    Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (a) to an Eligible Assignee in accordance with the provisions of Section 13.2, (b) by way of participation in accordance with the provisions of Sections 13.5 and 13.6, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 13.7 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Sections 13.5 and 13.6 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

13.2.    Assignments by Lenders. Subject to Section 13.3, any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Pro Rata share of the Term Loan at the time owing to it); provided that

(a)    except in the case of an assignment of the entire remaining amount of the assigning Lender’s Pro Rata share of the Term Loan at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the principal outstanding balance of the assigning Lender’s Pro Rata share of the Term Loan subject to each such assignment, determined as of the date set forth in the Assignment and Assumption Agreement with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption Agreement, as of the Trade Date, shall not be less than the Dollar Equivalent of $2,500,000 unless the Administrative Agent otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(b)    each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the portion of the Term Loan assigned (it being understood that non-pro rata assignments of such portion of the Term Loan are not permitted);

(c)    any assignment of portion of the Term Loan must be approved by the Administrative Agent unless the Person that is the proposed assignee is itself a Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee); and

(d)    the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption Agreement, together with a processing and recordation fee in the amount of $3,500, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in the Administrative Agent’s customary form; provided that if such Eligible Assignee is an Approved Fund of a Lender, no processing and recordation fee shall be required.

From and after the effective date specified in each Assignment and Assumption Agreement, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption Agreement covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.4, 3.7, 5.8, 5.9 and 14.2 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the applicable Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Sections 13.5 and 13.6.

13.3.    [Reserved.]

13.4.    Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent’s office a copy of each Assignment and Assumption Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Lenders’ Pro Rata shares of the Term Loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Agents and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by each of the Borrowers at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Administrative Agent a copy of the Register.

13.5.    Participations.

(a)    Any Lender may at any time, without the consent of, or notice to, the Borrowers or sell participations to any Person (other than a natural person or any Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of a Lender’s Pro Rata share of the Term Loan owing to it); provided that (i) each such participation shall be in an amount of not less than the Dollar Equivalent of $2,500,000, (ii) such Lender’s obligations under this Agreement shall remain unchanged, (iii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iv) the Borrowers, the Agents and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

(b)    Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification that would reduce the principal of or the interest rate on any portion of the Term Loan, extend the term or increase such Lender’s Pro Rata share of the Term Loan as it relates to such Participant, or extend any regularly scheduled payment date for principal or interest. Subject to Section 13.6, the Loan Parties agree that each Participant shall be entitled to the benefits of Sections 5.8 and 5.9 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 11.4 as though it were a Lender, provided such Participant agrees to be subject to Section 12.5 as though it were a Lender.

13.6.    Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 5.8 or 5.9 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers’ prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 5.9 unless the US Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 5.9 as though it were a Lender.

13.7.    Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Notes, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

13.8.    Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

13.9.    Tax Treatment. If any interest in a Loan Document is transferred to a Transferee that is organized under the laws of any jurisdiction other than the United States or any state or district thereof, the transferor Lender shall cause such Transferee, concurrently with the effectiveness of such transfer, to comply with the provisions of Section 5.9.

13.10.    Representation of the Lenders. Each Lender represents and warrants to each Borrower, each Agent and other Lenders that none of the consideration used by it to fund its Pro Rata share of the Term Loan or to participate in any other transactions under this Agreement constitutes for any purpose of ERISA or Section 4975 of the Code assets of any “plan” as defined in Section 3(3) of ERISA or Section 4975 of the Code and the interests of such Lender in and under the Loan Documents shall not constitute plan assets under ERISA.

13.11.    Assignment by the Loan Parties. The Loan Parties shall not assign or transfer any of their rights or obligations under any of the Loan Documents without the prior written consent of the Administrative Agent and each of the Lenders.

13.12.    Participant Register. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

SECTION 14.    MISCELLANEOUS

14.1.    Consents, Amendments and Waivers.

14.1.1.    Amendment. No modification of any Loan Document, including any extension or amendment of a Loan Document or any waiver of a Default or Event of Default, shall be effective without the prior written agreement of the Administrative Agent, with the consent of the Required Lenders, and each Loan Party party to such Loan Document; provided, however, that

(a)    without the prior written consent of the Administrative Agent, no modification shall be effective with respect to any provision in a Loan Document that relates to any rights, duties or discretion of the Administrative Agent;

(b)    [Reserved];

(c)    without the prior written consent of each affected Lender, no modification shall be effective that would (i) increase such Lender’s Pro Rata share of the Term Loan; (ii) reduce the amount of, or waive, postpone or delay payment of, any principal, interest, fees or other amounts payable to such Lender (it being understood that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or waive any obligation of the Borrowers to pay interest at the Default Rate); (iii) amend the definition of Term Loan Borrowing Capacity (and the defined terms used, directly or indirectly, in such definition) or Pro Rata; or (iv) increase any advance rate (it being understood, however, that clauses (iii) and (iv) above shall not (x) limit the adjustment by the Administrative Agent of the Availability Reserve in the Administrative Agent’s administration of the Term Loan as otherwise permitted by this Agreement or (y) prevent the Administrative Agent, in its administration of the Term Loan, from restoring any component of the Term Loan Borrowing Capacity which had been lowered by the Administrative Agent back to the value of such component, as stated in this Agreement or to an intermediate value);

(d)    no modification shall be effective that would change any provision of this Section 14.1 or the definition of “Required Lenders” without the written consent of each Lender; and

(e)    without the prior written consent of all Lenders (except a Defaulting Lender), no modification shall be effective that would (i) extend the Maturity Date; (ii) alter Section 5.5 or Section 7; (iii) release all or substantially all of the Collateral (excluding, if any Loan Party or any Subsidiary of any Loan Party becomes a debtor under the federal Bankruptcy Code, the release of “cash collateral”, as defined in Section 363(a) of the federal Bankruptcy Code pursuant to a cash collateral stipulation with the debtor approved by the Required Lenders), (iv) modify or amend the Montrovest LC; or (v) release all or substantially all of the value of the Guaranties.

(f)    If any amendment or modification to the Revolving Loan Documents after the Third Amendment Effective Date amends or modifies any representation and warranty, covenant (including any financial covenant) or event of default contained in the Revolving Loan Documents (or any related definitions), in each case, in a manner that is more restrictive than the applicable provisions permit as of the date thereof, or if any amendment or modification to the Revolving Loan Documents adds an additional representation and warranty, covenant or event of default therein, the Borrowers agree to amend this Agreement or the other Loan Documents to affect similar amendments or modifications with respect to this Agreement and/or such other Loan Documents (preserving any cushions that may exist with respect to financial covenants or any such applicable basket). To the extent the Borrowers don’t promptly execute and deliver an amendment hereto to give effect to the foregoing, the Borrowers shall permit the Agent and Lenders to document each such similar amendment or modification to this Agreement or such other Loan Documents or insert a corresponding new representation and warranty, covenant or event of default in this Agreement or such other Loan Documents without any need for any further action or consent by the Borrowers.

(g)    Limitations. The agreement of the Loan Parties shall not be necessary to the effectiveness of any modification of a Loan Document that deals solely with the rights and duties of the Lenders and/or the Agents as among themselves. Any waiver or consent granted by the Lenders hereunder shall be effective only if in writing, and then only in the specific instance and for the specific purpose for which it is given.

14.1.2.    Payment for Consents. No Loan Party will, directly or indirectly, pay any remuneration or other thing of value, whether by way of additional interest, fee or otherwise, to any Lender (in its capacity as a Lender hereunder) as consideration for agreement by such Lender with any modification of any Loan Documents, unless such remuneration or value is concurrently paid, on the same terms, on a Pro Rata basis to all Lenders providing their consent.

14.1.3.    Generally. Notwithstanding anything to the contrary herein, (i) no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender and (ii) no Participant shall have any right to approve or disapprove any amendment, waiver or consent hereunder or shall be entitled to vote on matters relating to the Loan Documents (including during any Insolvency Proceeding of any Loan Party) and shall not be deemed to be a “Lender” for any such purpose, except that the Commitment of such Person may not be increased or extended without the consent of such Person.

14.2.    Indemnity. EACH LOAN PARTY SHALL INDEMNIFY AND HOLD HARMLESS THE INDEMNITEES AGAINST ANY AND ALL LIABILITIES, OBLIGATIONS, LOSSES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, PROCEEDINGS, COSTS AND EXPENSES OF ANY KIND (INCLUDING REMEDIAL RESPONSE COSTS, REASONABLE ATTORNEYS’ FEES AND EXTRAORDINARY EXPENSES) AT ANY TIME (INCLUDING AFTER FULL PAYMENT OF THE OBLIGATIONS, RESIGNATION OR REPLACEMENT OF ANY AGENT, OR REPLACEMENT OF ANY LENDER) INCURRED BY OR ASSERTED AGAINST ANY INDEMNITEE IN ANY WAY RELATING TO (A) ANY LOAN DOCUMENTS OR TRANSACTIONS RELATING THERETO, (B) ANY ACTION TAKEN OR OMITTED TO BE TAKEN BY ANY INDEMNITEE IN CONNECTION WITH ANY LOAN DOCUMENTS, (C) THE EXISTENCE OR PERFECTION OF ANY LIENS, OR REALIZATION UPON ANY COLLATERAL, (D) EXERCISE OF ANY RIGHTS OR REMEDIES UNDER ANY LOAN DOCUMENTS OR APPLICABLE LAW, (E) FAILURE BY ANY LOAN PARTY TO PERFORM OR OBSERVE ANY TERMS OF ANY LOAN DOCUMENT, IN EACH CASE INCLUDING ALL COSTS AND EXPENSES RELATING TO ANY INVESTIGATION, LITIGATION, ARBITRATION OR OTHER PROCEEDING (INCLUDING AN INSOLVENCY PROCEEDING OR APPELLATE PROCEEDINGS), WHETHER OR NOT THE APPLICABLE INDEMNITEE IS A PARTY THERETO, (F) THE TERM LOAN OR THE USE OR PROPOSED USE OF THE PROCEEDS THEREFROM, (G) ANY ACTUAL OR ALLEGED ENVIRONMENTAL RELEASE ON OR FROM ANY PROPERTY OWNED OR OPERATED BY ANY BORROWER OR ANY OF ITS SUBSIDIARIES, OR ANY LIABILITY IN CONNECTION WITH ANY ACTUAL OR ALLEGED VIOLATION OF ANY ENVIRONMENTAL LAW RELATED IN ANY WAY TO ANY LOAN PARTY OR ANY OF ITS SUBSIDIARIES, OR (H) ANY ACTUAL OR PROSPECTIVE CLAIM, LITIGATION, INVESTIGATION OR PROCEEDING RELATING TO ANY OF THE FOREGOING, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY, WHETHER BROUGHT BY A THIRD PARTY OR BY A BORROWER OR ANY OTHER LOAN PARTY (HEREINAFTER, “CLAIMS”) THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY INDEMNITEE, INCLUDING CLAIMS ARISING FROM THE NEGLIGENCE OF AN INDEMNITEE. In no event shall any party to a Loan Document have any obligation thereunder to indemnify or hold harmless an Indemnitee with respect to a Claim that is determined in a final, non-appealable judgment by a court of competent jurisdiction to result from the gross negligence or willful misconduct of such Indemnitee.

14.3.    Notices and Communications.

14.3.1.    Notice Address. All notices, requests and other communications by or to a party hereto shall be in writing and shall be given to any Loan Party, at the Borrower Agent’s address shown on the signature pages hereof, and to any other Person at its address shown on the signature pages hereof (or, in the case of a Person who becomes a Lender after the Third Amendment Effective Date, at the address shown on its Assignment and Assumption Agreement), or at such other address as a party may hereafter specify by notice in accordance with this Section 14.3. Each such notice, request or other communication shall be effective only (a) if given by facsimile transmission, when transmitted to the applicable facsimile number, if confirmation of receipt is received; (b) if given by mail, three Business Days after deposit in the mail, with first-class postage pre-paid, addressed to the applicable address; or (c) if given by personal delivery, when duly delivered to the notice address with receipt acknowledged. Any written notice, request or other communication that is not sent in conformity with the foregoing provisions shall nevertheless be effective on the date actually received by the noticed party. Any notice received by the Borrower Agent shall be deemed received by all Loan Parties.

14.3.2.    Electronic Communications; Voice Mail. Electronic mail and internet websites may be used only for routine communications, such as financial statements, Borrowing Base Certificates and other information required by Section 10.1.2, administrative matters, and distribution of Loan Documents for execution. The Agents and the Lenders make no assurances as to the privacy and security of electronic communications. Electronic and voice mail may not be used as effective notice under the Loan Documents.

14.3.3.    Non-Conforming Communications. The Agents and the Lenders may rely upon any notices purportedly given by or on behalf of any Borrower even if such notices were not made in a manner specified herein, were incomplete or were not confirmed, or if the terms thereof, as understood by the recipient, varied from a later confirmation. Each Borrower shall indemnify and hold harmless each Indemnitee from any liabilities, losses, costs and expenses arising from any telephonic communication purportedly given by or on behalf of a Borrower.

14.4.    Voluntary Montrovest LC Reduction. The Canadian Borrower may, by prior written Notice to the Administrative Agent and the Revolving Agent, effect a Voluntary Montrovest LC Reduction; provided that, after giving pro forma effect to such Voluntary Montrovest LC Reduction, (i) no Default shall exist, and (ii) no US Revolver Overadvance or Canadian Overadvance shall have occurred. Upon receipt of written notice to the Administrative Agent, (such note to be in form and substance reasonably satisfactory thereto) certifying that the condition set forth in clauses (i) and (ii) of the proviso to the prior sentence are satisfied, the Administrative Agent shall and the Revolving Agent shall, at the expense of the Borrowers, take all steps reasonably requested by the Borrowers in order to give effect to the Voluntary Montrovest LC Reduction, including the delivery, in a manner reasonably satisfactory to the Administrative Agent, of the Montrovest LC to the Montrovest LC Issuer (i) in exchange for an amended Montrovest LC with a reduced face amount or (ii) for cancellation if the Borrower has elected to terminate the Montrovest LC.

Performance of the Borrowers’ Obligations. The Administrative Agent may, in its discretion at any time and from time to time after the occurrence, and during the continuance, of an Event of Default, at the Borrowers’ expense, pay any amount or do any act required of a Borrower under any Loan Documents or otherwise lawfully requested by the Administrative Agent to (a) enforce any Loan Documents or collect any Obligations; (b) protect, insure, maintain or realize upon any Collateral; or (c) defend or maintain the validity or priority of the Administrative Agent’s Liens in any Collateral, including any payment of a judgment, insurance premium, warehouse charge, finishing or processing charge, or landlord claim, or any discharge of a Lien. All payments, costs and expenses (including Extraordinary Expenses) of the Administrative Agent under this Section ~~14.4~~14.5 shall be reimbursed to the Administrative Agent by the Borrowers, on demand, with interest from the date incurred to the date of payment thereof at the Default Rate applicable to the Term Loan. Any payment made or action taken by the Administrative Agent under this Section ~~14.4~~14.5 shall be without prejudice to any right to assert an Event of Default or to exercise any other rights or remedies under the Loan Documents.

Credit Inquiries. Each Loan Party hereby authorizes the Agents and the Lenders (but they shall have no obligation) to respond to usual and customary credit inquiries from third parties concerning any Loan Party or any Subsidiary.

Severability. Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be valid under Applicable Law. If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of the Loan Documents shall remain in full force and effect.

Cumulative Effect; Conflict of Terms. The provisions of the Loan Documents are cumulative. The parties acknowledge that the Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, and they agree that these are cumulative and that each must be performed as provided. Except as otherwise specifically provided in another Loan Document (by specific reference to the applicable provision of this Agreement), if any provision contained herein is in direct conflict with any provision in another Loan Document, the provision herein shall govern and control.

Counterparts; Facsimile and Electronic Signatures. Any Loan Document may be executed in counterparts, each of which taken together shall constitute one instrument. Loan Documents may be executed and delivered by facsimile or electronic communication, and they shall have the same force and effect as manually signed originals. The Administrative Agent may require confirmation by a manually-signed original, but failure to request or deliver same shall not limit the effectiveness of any such facsimile signature or signature received by electronic communications.

Entire Agreement. Time is of the essence of the Loan Documents. The Loan Documents embody the entire understanding of the parties with respect to the subject matter thereof and supersede all prior understandings regarding the same subject matter.

Obligations of the Lenders. The obligations of each Lender hereunder are several, and no Lender shall be responsible for any other Lender’s obligations or Pro Rata share of the Term Loan. Amounts payable hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled, to the extent not otherwise restricted hereunder, to protect and enforce its rights arising out of the Loan Documents. It shall not be necessary for any Agent or any Lender to be joined as an additional party in any proceeding for such purposes. Nothing in this Agreement and no action of any Agent or any Lender pursuant to the Loan Documents shall be deemed to constitute the Agents and the Lenders to be a partnership, association, joint venture or any other kind of entity, nor to constitute control of any Loan Party.

Confidentiality; Press Releases.

Confidentiality. The Lenders agree to maintain the confidentiality of any information that the Loan Parties deliver to the Agents and the Lenders, except that any Agent and any Lender may disclose such information (a) to their respective officers, directors, employees, Affiliates, branches and agents, including legal counsel, auditors and other professional advisors; (b) to any party to the Loan Documents from time to time (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential); (c) pursuant to the order of any court or administrative agency; (d) upon the request of any Governmental Authority exercising regulatory authority over such Agent or such Lender; (e) which ceases to be confidential, other than by an act or omission of any Agent or any Lender, or which becomes available to any Agent or any Lender on a nonconfidential basis; (f) to the extent reasonably required in connection with any litigation relating to any Loan Documents or transactions contemplated thereby, or otherwise as required by Applicable Law; (g) to the extent reasonably required for the exercise of any rights or remedies under the Loan Documents; (h) to any Transferee, as long as such Person agrees to be bound by the provisions of this Section ~~14.11.1~~14.12.1; (i) to the National Association of Insurance Commissioners or any similar organization, or to any nationally recognized rating agency that requires access to information about a Lender’s portfolio in connection with ratings issued with respect to such Lender; (j) to any investor or potential investor in an Approved Fund that is a Lender or Transferee, but solely for use by such investor to evaluate an investment in such Approved Fund, or to any manager, servicer or other Person in connection with its administration of any such Approved Fund (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential); or (k) with the consent of the Borrower Agent. Notwithstanding the foregoing, the Agents and the Lenders may issue and disseminate to the public general information describing this credit facility, including the names and addresses of the Loan Parties and a general description of the Loan Parties’ businesses, and may (so long as the Borrower Agent has previously reviewed and approved the form of such advertisement or promotional materials) use the Loan Parties’ names in advertising and other promotional materials.

Press Releases.

(a)    Each Secured Party executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of any Agent or its Affiliates or referring to this Agreement or the other Loan Documents without at least two (2) Business Days’ prior notice to the Agents and without the prior written consent of the Agents (which consent shall not be unreasonably withheld) unless (and only to the extent that) such Secured Party or Affiliate is required to do so under Applicable Law (including Securities and Exchange Commission regulations.

(b)    Each Loan Party consents to the publication by any Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using any Loan Party’s name, product photographs, logo or trademark. Such Agent or such Lender shall provide a draft reasonably in advance of any advertising material to Borrower Agent for review and approval (which approval shall not be unreasonably withheld) prior to the publication thereof. Each Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

GOVERNING LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, UNLESS OTHERWISE SPECIFIED, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW (OTHER THAN THE NEW YORK GENERAL OBLIGATIONS LAW §§5-1401 AND 5-1402)).

Consent to Forum.

EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF

MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Agreement shall be deemed to preclude enforcement by the Administrative Agent of any judgment or order obtained in any forum or jurisdiction.

Waivers by the Loan Parties. To the fullest extent permitted by Applicable Law, each Loan Party party hereto waives (a) the right to trial by jury (which each Agent and each Lender hereby also waives) in any proceeding, claim or counterclaim of any kind relating in any way to any Loan Documents, Obligations or Collateral; (b) presentment, demand, protest, notice of presentment, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any commercial paper, accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by (i) the Control Agent, for the benefit of the Administrative Agent and the other Secured Parties, or (ii) the Administrative Agent or any other Secured Party, in each case on which a Borrower or such Loan Party may in any way be liable, and hereby ratifies anything the Control Agent, the Administrative Agent or such other Secured Party may do in this regard; (c) notice prior to taking possession or control of any Collateral; (d) any bond or security that might be required by a court prior to allowing the Administrative Agent to exercise any rights or remedies; (e) the benefit of all valuation, appraisement and exemption laws; (f) any claim against any Agent or any Lender, on any theory of liability, for special, indirect, consequential, exemplary or punitive damages (as opposed to direct or actual damages) in any way relating to any Enforcement Action, Obligations, Loan Documents or transactions relating thereto; and (g) notice of acceptance hereof. Each Loan Party hereto acknowledges that the foregoing waivers are a material inducement to the Agents and the Lenders entering into this Agreement and that the Agents and the Lenders are relying upon the foregoing in their dealings with the Borrowers and the other the Loan Parties. Each Loan Party has reviewed the foregoing waivers with its legal counsel and has knowingly and voluntarily waived its jury trial and other rights following consultation with legal counsel. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

Patriot Act Notice. The Agents and the Lenders hereby notify the Borrowers and the other Loan Parties that pursuant to the requirements of the Patriot Act, the Agents and the Lenders are required to obtain, verify and record information that identifies each Loan Party, including its legal name, address, tax ID number and other information that will allow the Agents and the Lenders to identify it in accordance with the Patriot Act. The Agents and the Lenders will also require information regarding each personal guarantor, if any, and may require information regarding the Loan Parties’ management and owners, such as legal name, address, social security number and date of birth.

Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default or Event of Default at the time of any credit extension, and shall continue in full force and effect until Full Payment of the Obligations.

No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Loan Parties acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the services regarding this Agreement provided by the Agents and the Lenders are arm’s-length commercial transactions between the Loan Parties and their respective Affiliates, on the one hand, and the Agents and the Lenders, on the other hand, (B) each of the Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Loan Parties is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Agents and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties or any of their respective Affiliates, or any other Person and (B) no Agent or Lender has any obligation to the Loan Parties or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents, the Lenders and their respective Affiliates and branches may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their respective Affiliates, and no Agent or Lender or any of their respective Affiliates or branches has any obligation to disclose any of such interests to the Loan Parties or any of their respective Affiliates. To the fullest extent permitted by law, except in connection with the gross negligence and willful misconduct of the Agents, the Lenders or their respective Affiliates or branches, each of the Loan Parties hereby waives and releases any claims that it may have against the Agents or the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby. Each Loan Party acknowledges and agrees that in connection with all aspects of any transaction contemplated by the Loan Documents, Loan Parties, the Agents and Lenders have an arm’s-length business relationship that creates no fiduciary duty on the part of any Agent or any Lender, and each Loan Party, each Agent and each Lender expressly disclaims any fiduciary relationship.

Intercreditor Agreement. The parties hereto acknowledge that the exercise of certain of the Administrative Agent’s rights and remedies hereunder may be subject to, and restricted by, the provisions of the Intercreditor Agreement regarding intercreditor arrangements among the Administrative Agent, the Revolving Agent and the Canadian Revolving Agent. Notwithstanding the foregoing, each Loan Party expressly acknowledges and agrees that the Intercreditor Agreement is solely for the benefit of the parties thereto, and that notwithstanding the fact that the exercise of certain of the Administrative Agent’s and Lenders’ rights under the Loan Documents may be subject to the Intercreditor Agreement, no action taken or not taken by the Administrative Agent or any Lender in accordance with the terms of the Intercreditor Agreement shall constitute, or be deemed to constitute, a waiver by the Administrative Agent or any Lender of any rights such Person has with respect to any Loan Party under any Loan Document and except as specified therein, nothing contained in the Intercreditor Agreement shall be deemed to modify any of the provisions of this Agreement and the other Loan Documents, which, as among the Loan Parties, the Administrative Agent and the Lenders, shall remain in full force and effect.

Language. The parties have requested that this Agreement and the other documents contemplated hereby or relating hereto be drawn up in the English language. Les parties ont requis que cette convention ainsi que tous les documents qui y sont envisagés ou qui s’y rapportent soient rédigés en langue anglaise.

Second Amended and Restated Loan Agreement and Loan Documents. Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent and the other Secured Parties under the Second Amended and Restated Loan Agreement, as amended hereby, and the other Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Administrative Agent and the other Secured Parties, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the other Secured Parties, as applicable, under the Second Amended and Restated Loan Agreement and the other Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Any and all Security Documents that have been delivered to the Collateral Agent in connection with such Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement and which is set forth as Security Document in this Agreement shall remain in full force and effect, is expressly reserved by the Collateral Agent and, unless expressly indicated otherwise, shall apply in respect of all Obligations. The Collateral Agent expressly reserves all Liens created under the Security Documents and granted to the Collateral Agent by the Loan Parties to secure the Obligations. The parties hereto acknowledge and agree that (i) each reference to the Initial Loan Agreement, the 2011 Loan Agreement or the Second Amended and Restated Loan Agreement, however so defined, in the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement) from and after the date hereof shall mean the Initial Loan Agreement, the 2011 Loan Agreement or the Second Amended and Restated Loan Agreement as amended and restated pursuant to this Agreement, and (ii) each of the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement) is hereby amended by (a) substituting a reference to this Agreement as herein defined in place of each reference to the Initial Loan Agreement, the 2011 Loan Agreement or the Second Amended and Restated Loan Agreement (whether referred to by the full name of the Initial Loan Agreement, the 2011 Loan Agreement or the Second Amended and Restated Loan Agreement or by any other name which refers thereto by definition), and (b) substituting for the definition of each capitalized term defined by reference to the Initial Loan Agreement, the 2011 Loan Agreement or the Second Amended and Restated Loan Agreement the definition of such capitalized term set forth in this Agreement, including without limitation the definition of the term “Obligations”. Each of the parties hereto agrees that each Loan Document (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, to which such party is a party shall remain in full force and effect. Each of the parties listed as signatories hereto (i) ratifies and reaffirms the continued validity of, and all of the terms and conditions of, and all of the warranties and representations set forth in, each such Loan Document (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, to which it is a party and agrees and confirms that the Obligations are secured under and in accordance with the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, to which such party is a party. Each of the Loan Parties hereby acknowledges, confirms and agrees that (i) the Liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby, are and continue to be valid, perfected and enforceable liens, hypothecs, pledges and security interests (subject only to (A) the first priority security interest and Lien in favor of the Revolving Agent or the Canadian Revolving Agent, as applicable, and (B) Permitted Liens entitled to priority under Applicable Law) that secure all of the Obligations on and after the date hereof. All references in each of the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement) or any related agreement or instrument, as amended hereby, to the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement) hereafter refer to each of the Loan Documents (as defined in the Second Amended and Restated Loan Agreement and, to the extent applicable, the Initial Loan Agreement), as amended hereby.

Transitional Arrangements. Upon the effectiveness of this Agreement, this Agreement shall supersede the Second Amended and Restated Loan Agreement in its entirety, except as otherwise provided in this Section ~~14.21.~~14.22. This Agreement constitutes an amendment and restatement of the Second Amended and Restated Loan Agreement effective from and after the Third Amendment Effective Date. The execution and delivery of this Agreement shall not constitute a novation of any indebtedness or other obligations owing to the Lenders or any other Secured Party under the Second Amended and Restated Loan Agreement or evidence repayment of any such indebtedness or other obligations. It is the intent of the parties hereto that this Agreement amend and restate in its entirety the Second Amended and Restated Loan Agreement and re-evidence the obligations of the Loan Parties outstanding thereunder, secured by the Security Documents and guaranteed by the Guaranty. As of the Third Amendment Effective Date, the rights and obligations of the parties under the Second Amended and Restated Loan Agreement and the “Notes” (as defined in the Second Amended and Restated Loan Agreement) shall be subsumed within and be governed by this Agreement and the Notes. The “Term Loan” (as defined in the Second Amended and Restated Loan Agreement) advanced by the “Lenders” (as defined in the Second Amended and Restated Loan Agreement) and outstanding under the Second Amended and Restated Loan Agreement immediately prior to the effectiveness of this Agreement shall continue to be a portion of the Term Loan advanced by the Lenders hereunder, provided that all interest, fees and expenses owing or accruing under or in respect of the Second Amended and Restated Loan Agreement through the Third Amendment Effective Date shall be calculated as of the Third Amendment Effective Date (pro rated in the case of any fractional periods), and shall be paid on the Third Amendment Effective Date~~.~~

14.5.    Acknowledgment and Consent to Bail-In of EEA Financial Institutions.

Solely to the extent any Lender that is an EEA Financial Institution is a party to this Agreement and notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

the effects of any Bail-In Action on any such liability, including, if applicable:

a reduction in full or in part or cancellation of any such liability;

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

[Remainder of page intentionally left blank; signatures begin on following page]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as a sealed instrument as of the date first set forth above.

MAYOR’S JEWELERS, INC., as US Borrower and as Borrower Agent

By:
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs and Corporate Secretary

By:
Name:	Marco Pasteris
Title:	Vice President, Business Development

Notice Address:

c/o Birks Group Inc.
1240 Phillips Square
Montreal, Quebec, Canada M3B 3H4
Attention: Executive Vice President, Chief Financial Officer and Vice President, Legal Affairs
Telephone: 514-397-2509
Telecopier: 514-397-2537

Signature Page to Third Amended and Restated Term Loan and Security Agreement

BIRKS GROUP INC., as Canadian Borrower

By:
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs and Corporate Secretary

By:
Name:	Marco Pasteris
Title:	Vice President, Business Development

Notice Address:

c/o Birks Group Inc.
1240 Phillips Square
Montreal, Quebec, Canada M3B 3H4
Attention: Executive Vice President, Chief Financial Officer and Vice President, Legal Affairs
Telephone: 514-397-2509
Telecopier: 514-397-2537

Signature Page to Third Amended and Restated Term Loan and Security Agreement

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL
PROPERTY HOLDING COMPANY each as a Guarantor

By:
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs and Corporate Secretary

By:
Name:	Marco Pasteris
Title:	Vice President, Business Development

CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)
CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC. each as a Guarantor

By:
Name:	Miranda Melfi
Title:	Secretary

By:
Name:	Marco Pasteris
Title:	Vice President

Notice Address:

c/o Birks Group Inc.
1240 Phillips Square
Montreal, Quebec, Canada M3B 3H4
Attention: Executive Vice President, Chief Financial Officer and Vice President, Legal Affairs
Telephone: 514-397-2509
Telecopier: 514-397-2537

Signature Page to Third Amended and Restated Term Loan and Security Agreement

CRYSTAL FINANCIAL LLC, as Administrative Agent, Collateral Agent

By:
Name:	Rebecca E. Tarby
Title:	Managing Director

CRYSTAL FINANCIAL SPV LLC, as Lender

By:
Name:	Rebecca E. Tarby
Title:	Managing Director

Notice Address:

CRYSTAL FINANCIAL LLC
Two International Place
Boston, Massachusetts 02110
Attn: Rebecca E. Tarby
Fax No. (617) 428-8701

Signature Page to Third Amended and Restated Term Loan and Security Agreement

SCHEDULE 1.1(a)

COMMITMENTS OF THE LENDERS

Lender	Commitment in respect of portion of Tranche A Term Loan to US Borrower	Pro Rata Share in respect of portion of Tranche A Term Loan to US Borrower
Crystal Financial SPV, LLC	$ ~~5,000,000.00~~0.00	100%
TOTAL	$ ~~5,000,000.00~~0.00	100%

Lender	Commitment in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower	Pro Rata Share in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower
Crystal Financial SPV, LLC	$27,500,000.00	100%
TOTAL	$27,500,000.00	100%

~~Lender~~	~~Commitment in respect of portion of Second Amendment Tranche B U.S. Term Loan to U.S. Borrower~~	~~Pro Rata Share in respect of portion of Second Amendment Tranche B U.S. Term Loan to U.S. Borrower~~
~~Crystal Financial SPV, LLC~~	~~$ 2,500,000.00~~	~~100~~ %
~~TOTAL~~	~~$ 2,500,000.00~~	~~100~~ %

Lender	Commitment in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower	Pro Rata Share in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower
Crystal Financial SPV, LLC	$500,000.00	100%
TOTAL	$500,000.00	100%

Lender	Commitment in respect of Term Loan	Pro Rata Share in respect of Term Loan
Crystal Financial SPV, LLC	$~~35,500,000.00~~28,000,000.00	100%
TOTAL	$~~35,500,000.00~~28,000,000.00	100%

Annex I

Schedules to the Existing Loan Agreement

Please see attached.